CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/0939/07/LTR

2 March 2007

The U.S. Securities & Exch[redacted]
450 Fifth Street, N.W.
Room 3099 Office of Intern
Mail Stop 3-7
Washington, D.C. 20549
United States of America

07021662

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 23 February 2007 (*Announcement of Fourth Quarter and Full Year Results to 31 December 2006 of Subsidiary Company, Millennium & Copthorne Hotels plc*);
- 23 February 2007 (*Announcement of Full Year 2006 Results of Subsidiary Company, Grand Plaza Hotel Corporation*);
- 26 February 2007 (*Announcement of 2006 Final Results by Subsidiary Company, City e-Solutions Limited*);
- 27 February 2007 (*S$700,000,000 Medium Term Note Programme (the "Programme") – Series No. 031 for S$30,000,000 2.35% Per Annum Unsecured Fixed Rate Notes Due 2007*)
- 28 February 2007 (*Sale of Property Unit At Residences @ Evelyn*)
- 28 February 2007 (*Unaudited Full Year Financial Statement for the Year Ended 31 December 2006*); and
- 28 February 2007 (*Full Year 2006 Financial Report*)

PROCESSED
MAR 13 2007
THOMSON
FINANCIAL

Yours faithfully

ENID LING
Manager
(Corporate Secretarial Services)

3/12

Encs
cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*
Ms Catherine Loh

EL/kw

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	23-Feb-2007 17:23:17
Announcement No.	00064

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement of Fourth Quarter and Full Year Results to 31 December 2006 of Subsidiary Company, Millennium & Copthorne Hotels plc
Description	We attach herewith the results announcement for the fourth quarter and full year to 31 December 2006 issued by Millennium & Copthorne Hotels plc, for your information.
Attachments:	MC_FY2006.pdf Total size = **128K** (2048K size limit recommended)

23 February 2007

MILLENNIUM & COPTHORNE HOTELS PLC
FOURTH QUARTER AND FULL YEAR RESULTS TO 31 DECEMBER 2006

Millennium & Copthorne Hotels plc today announces fourth quarter and full year to 31 December 2006 results together with a trading update. The Group has a portfolio of 108 hotels located in the Americas, Europe, Middle-East, Asia and New Zealand.

Fourth quarter highlights

- Group RevPAR up by 5.0% and up by 10.4% at constant rates of exchange
- Revenue up 5.9% to £177.5m (2005: £167.6m), up 10.9% at constant rates of exchange
- Hotel operating profit up 15.0% to £42.1m (2005: £36.6m), up 17.9% at constant rates of exchange
- *Headline operating profit up 13.3% to £43.4m (2005: £38.3m)* [1]
- Headline profit before tax up 14.2% to £35.4m (2005: £31.0m) [1]
- Headline earnings per share up 6.8% to 9.4p (2005: 8.8p) [3]

Full year highlights

- Group RevPAR up by 8.1% and up by 8.9% at constant rates of exchange with particularly strong performances in the US and Asia with RevPAR growth of 10.6% and 13.8% respectively (at constant rates of exchange)
- Group average rate growth of 6.8% at constant rates of exchange, reflects success in implementing rate-driven RevPAR strategy
- Revenue up 8.6% to £646.3m (2005: £595.2m)
- Hotel operating profit up 12.7% to £120.3m (2005: £106.7m)
- Headline operating profit up 15.4% to £124.7m (2005: £108.1m) [1]
- Headline profit before tax up 27.6% to £94.4m (2005: £74.0m) [1]
- Headline earnings per share up 16.6% to 21.8p (2005: 18.7p) [3]
- Dividends of 12.5p per share for the year, up 62.3% comprising ordinary dividend of 8.5p per share and *special dividend of 4.0p per share*
- Sale of long-term leasehold interests in three Singapore hotels and subsequent leaseback gave rise to a £10.1m pre-tax profit, realised £210.6m in cash of which £78.0m was reinvested for a 39.1% stake in a CDLHT[2]
- Results of CDLHT and its impact on the Group have improved profit before tax by £2.7m, excluding the gains from the sale of long-term leasehold hotel interests and the Group's share of fair value adjustment to properties owned by CDLHT

[1] Adjusted to exclude other operating income (Group and share of associates) and impairment

[2] CDL Hospitality Trusts (a combination of a hospitality real estate investment trust and hospitality business trust, newly listed on the Stock Exchange of Singapore in July 2006)

[3] Adjusted to exclude other operating income (Group and share of associates) and impairment (net of tax)

Commenting today, Mr Kwek Leng Beng, Chairman said:

I am pleased to report on our 2006 results which show an improvement in operating profits and further capital gains from the realisation of some of our assets. This has led to the Group's highest level of profits since our listing in 1996.

Since the industry's low point in 2003, the Group has achieved a steady and sustainable recovery through a focused strategy laid down by the Board in 2004. This strategy was aimed at restoring the Group's profitability, redeploying the Group's assets and developing the hotel brand whilst maintaining a dividend consistent with the Group's overall performance.

Revenue increased 8.6% to £646.3m with headline operating profit up 15.4% to £124.7m. Headline profit before tax rose to £94.4m an increase of 27.6%. During the period under review we sold the long term leasehold interests in 3 Singapore hotels to the Hospitality REIT, CDLHT. This realised £210.6m in cash of which £78m was reinvested for a 39.1% stake in the REIT.

The Board is recommending a dividend of 10.42p per share comprising a final dividend of 6.42p per share plus a special dividend of 4.00p per share. Together with the interim dividend of 2.08p per share (2005: 2.08p), the total dividend of 12.5p represents an increase of 62.3% over last year's total of 7.7p. The dividend increase reflects both the growth in profit before tax and the Group's future investment needs.

The Group remains committed to its priority to grow its international hotel business. Despite the divestment trend evident in a number of hotel groups in recent years, our strategy has always been to be both long-term

owner and operator of hotels given the size of our portfolio. The Group will continue to grow the hotel business by adopting sustainable strategies. The financial capacity reflected in the Group's balance sheet and the flexibility created through the CDLHT platform put us in an advantageous position to seize opportunities.

As a hotel chain with substantial real estate assets, the Group is able to maximise the value of our hotels at the right time to create a larger sustainable earnings stream. We have demonstrated our ability to unlock shareholder value. The sale of The Plaza Hotel in New York is an example of how the Group maximised value by selling an asset based on its real estate potential rather than on earnings alone. The recent flotation of the CDLHT is another example where we have realised both one off gains and continue to enjoy the value that CDLHT is generating.

The Group is now well placed for growth. This will be realised through continued focus on improvements in operational performance and, in the medium term, by elevating the status of some of our key strategic hotels in prime locations. This repositioning exercise will be achieved through the total refurbishment and redevelopment of these hotels, with the ultimate objective of enhancing their earnings potential and value.

We have commissioned a study of the Millennium brand. This study confirms further improvement in both our brand recognition and reputation. This progress is particularly encouraging following a recovery period in which we reduced brand investment to protect Group earnings. In global terms, our brand awareness continues to grow and its strength is underlined by our success in winning management contracts in the highly competitive Asian, Middle Eastern and UK markets. The Group announced 9 new management contracts during the year taking the total number of rooms signed since 2004 to just under 4,000 and the total number of management contracts to 21.

In 2005, the Group announced its commitment to grow the Copthorne chain. Since that announcement, we have secured 4 management contracts. Over time, there remains a significant opportunity to increase the total number of Copthorne rooms without further acquisitions due to existing redevelopment potential within these properties. The Manchester Copthorne, for instance, should be suitable for redevelopment to take advantage of the transformation of the city where the super casino will be located.

Asia is a key region in the Group's future development. It has fully recovered from the Asian financial crisis and is once again a resurgent region. The growth in inter-city business and leisure travel resulting in increased demand for accommodation is expected to outstrip the growth in hotel rooms. This situation is expected to remain particularly acute in Singapore for at least the next three years. Beyond this timeframe visitor arrivals to Singapore are expected to increase from the current 9 million to 17 million, by 2015, as a result of initiatives to be implemented by the Singapore tourism board. The Group owns and operates prime assets in gateway Asian cities such as Bangkok, Kuala Lumpur, Taipei, Seoul, Shanghai and from 2008, Beijing. With the substantial growth of real estate values in some of these key cities, acquisition of prime sites has become more restricted and more expensive.

The appointment of Peter Papas as the Group Chief Executive Officer, with effect from 1 March, will bring a fresh perspective to the management team. His broad experience as a chartered accountant, investment banker, director within the hospitality and private equity sectors as well as being a hands-on leader will be invaluable to the Group. Peter will be able to offer new approaches and provide the Group with fresh impetus to drive organic growth, and, if the right opportunities arise, growth through acquisition.

In the first six weeks of 2007, trading has continued to be in line with the positive trends of 2006 with RevPAR growth of 10.5%. We remain confident, therefore, of a successful outcome to the year as a whole.

I am confident that, with the new management team, we have a solid foundation from which we can move our business forward into the next stage of its development.

Enquiries:

Robin Lee, Senior Vice President Finance — +44 (0) 20 7872 2444
Millennium & Copthorne Hotels plc

Ben Foster/Charlie Watenphul
Financial Dynamics — +44 (0) 20 7831 3113

There will be an audio webcast of the results presentation from 9:15am on 23rd February 2007 on http://www.millenniumhotels.com

FINANCIAL REVIEW

	Fourth quarter		Full year	
	2006 £m	2005 £m	2006 £m	2005 £m
Revenue	**177.5**	**167.6**	**646.3**	**595.2**
Headline operating profit	43.4	38.3	124.7	108.1
Other operating income - subsidiaries[1]	11.2	12.2	21.6	28.3
Other operating income – share of associates[1]	17.7	-	17.7	-
Impairment	(3.5)	(6.5)	(3.5)	(6.5)
Other[2]	(2.6)	(1.9)	(6.3)	(5.0)
Operating profit	**66.2**	**42.1**	**154.2**	**124.9**
Headline profit before tax[3]	35.4	31.0	94.4	74.0
Profit before tax	**60.8**	**36.7**	**130.2**	**95.8**
Headline EPS	9.4p	8.8p	21.8p	18.7p
Basic EPS	**17.4p**	**8.8p**	**34.5p**	**21.3p**

Key performance measures				
RevPAR growth at constant rates of exchange*	10.4%	n/a	8.9%	n/a
Occupancy growth	2.5%	n/a	1.9%	n/a
Average room rate growth at constant rates of exchange*	7.7%	n/a	6.8%	n/a
Hotel revenue growth at constant rates of exchange*	9.7%	n/a	7.4%	n/a
Hotel operating profit growth at constant rates of exchange*	17.9%	n/a	12.9%	n/a
Effective tax rate (excluding joint ventures and associates)			21.1%	28.2%
Free cash flow			£283.3m	£69.0m

1. Other operating income – subsidiaries represents profit on disposal of operating assets, business interruption insurance proceeds and fair value adjustments to investment property.
   Other operating income – share of associates, represents the Group's 39.1% share of fair value adjustment to properties owned by CDLHT.
2. Other represents share of interest, tax and minority interests of joint ventures and associates.
3. Headline profit before tax excludes other operating income and impairment.

* At constant rates of exchange (December 2006 exchange rates)

Trading performance

For the fourth quarter, the Group recorded a pre tax profit of £60.8m (2005: £36.7m). Hotel operating profit margin improved to 24.8% compared to 22.6% in 2005. Headline profit before tax increased by £4.4m to £35.4m (2005: £31.0m). Basic earnings per share increased by 97.7% to 17.4p (2005: 8.8p) and headline EPS increased by 6.8% to 9.4p (2005: 8.8p).

Group RevPAR for the fourth quarter increased by 10.4% at constant rates of exchange. Group occupancies increased by 2.5% and average rate grew by 7.7%. At constant rates of exchange, total hotel revenues increased by £15.1m and hotel operating profit by £6.4m to £42.1m.

For the full year, the Group recorded a pre tax profit of £130.2m (2005: £95.8m). Hotel operating profit margin improved to 19.4% compared to 18.4% in 2005. Headline profit before tax increased by £20.4m to £94.4m (2005: £74.0m). Basic earnings per share increased by 62.0% to 34.5p (2005: 21.3p) and headline EPS increased by 16.6% to 21.8p (2005: 18.7p).

Group RevPAR for the year increased by 8.9% at constant rates of exchange. Group occupancies increased by 1.9% and average rate grew by 6.8%. At constant rates of exchange, total hotel revenues increased by £43.0m and hotel operating profit by £13.7m to £120.3m.

The impact of CDLHT results on the Group has improved profit before tax by £2.7m, excluding the gains from sale of long-term leasehold interests.

Other operating income of the Group includes increases in the fair value of investment property £4.9m (2005: £5.9m), profit on sale and leaseback of three Singapore hotels of £10.1m and business interruption insurance proceeds £5.5m (2005: £12.8m). The share of associates other income of £17.7m represents the Group's share of uplift in value of properties owned by CDLHT.

Taxation
The total Group tax charge excluding the tax relating to joint ventures is £22.1m (2005: £26.0m), giving rise to an effective rate of 21.1% (2005: 28.2%). The lower rate in 2006 is primarily due to a tax credit arising on the disposal of three of our Singapore hotels.

A tax charge of £1.8m (2005: £1.4m) relating to joint ventures and associates is included in the reported profit before tax.

Sale of three Singapore hotels and investment in CDL Hospitality Trusts
Following a strategic review of its Singapore hotels and with a view to build an asset-light, fee based income platform, the Group has capitalised on the strong market sentiments of real estate investment trusts in Singapore and unlocked value through the sale of long term leasehold interests in three Singaporean hotels for a consideration of S$612.2m (£210.6m) to CDL Hospitality Trusts ('CDLHT'), a hospitality real estate investment trust group on 19 July 2006. This has created a platform for the acceleration of future asset portfolio and fee income growth for the Group. To demonstrate our commitment to CDLHT, the Group re-invested £78.0m for a 39.1% interest in CDLHT.

Net proceeds from the sale have been used to reduce the Group's net debt.

CDLHT also acquired the Grand Copthorne Waterfront Hotel, a Group-managed hotel, from our intermediate parent company City Developments Limited for S$234.1m (£80.5m). CDLHT, in turn entered into an agreement on 19 July 2006 to lease all four hotels back to the Group. The Group entered into a further agreement with CDLHT to manage CDLHT for which the Group receives a management fee.

The Group recorded a £10.1m pre-tax profit from the sale of long leasehold interests in the three hotels. This is calculated after the deduction of an unrealised pre-tax profit element of £6.5m (£9.3m post-tax profit) representing 39.1% of total profit which is in line with the Group's accounting policy whereby transactions with associates are eliminated to the extent of the Group's interest in the entity. This unrealised element has been reflected in a comparable reduction of the Group's cost of investment in associates shown in the balance sheet.

The CDLHT's initial public offering price of S$0.83 has increased by S$0.84 to S$1.67 as at 31 December 2006. As at 30 January 2007, the share price was S$1.76.

Fair value adjustments of investment properties
At the end of 2006, the Group's investment commercial properties consisting of the King's Tanglin Shopping Centre in Singapore and the Biltmore Court & Tower, Los Angeles were subject to an external professional valuation. These properties recorded an aggregated uplift in value of £4.9m (2005: £5.9m). In line with the Group's accounting policy this has been credited to the income statement under other operating income.

Under its accounting policies the properties of CDLHT were also subject to external valuation. The properties recorded an uplift for which the Group's 39.1% share was £17.7m. This has been credited to the income statement under other operating income - share of associates.

Valuation of hotel assets
The Group states land and buildings at depreciated deemed cost, being their UK GAAP carrying value, including revaluations as at 1 January 2004 together with additions thereafter less subsequent depreciation or provision for impairment. External professional open market valuations on certain of the Group's hotel portfolio have taken place at 31 December in each of the years 2004, 2005 and 2006 covering the entire Group's hotel portfolio over this three year period. Valuation surpluses have not been recorded in the accounts. Based on external valuations conducted at 31 December 2006 on 29% (based on net book value) of the Group's hotel portfolio, a valuation surplus of £78.3m is estimated but this has not been recorded in the accounts.

The Group undertakes an annual review of the carrying value of hotel and property assets for indications of impairment. An impairment charge of £3.5m (2005: £6.5m) has been recorded in the year.

Earnings per share
Basic earnings per share grew by 13.2p to 34.5p (2005: 21.3p).

In the same way that the Group adjusts profit before tax to remove the impact of other operating income and impairment in arriving at headline profit before tax, it also reports headline earnings per share. The adjustments to earnings per share are set out in note 5 to this announcement. Headline earnings per share rose from 18.7p per share in 2005 to 21.8p per share in 2006, a 3.1p increase. The growth in headline earnings per share is due to a combination of both operating profit growth and a lower current tax rate noted above.

Dividend

The Group is recommending a final dividend of 6.42p per share this year plus a special dividend of 4.00p per share, compared to 5.62p last year. Taken together with the interim dividend of 2.08p (2005: 2.08p), the total dividend of 12.5p represents an increase of 62.3% over last year's total of 7.7p. The dividend increase is a reflection of both the growth in profit before tax and the Group's future investment needs.

This dividend for 2006 is covered 2.8 times by earnings (2005: 2.8 times). Subject to approval by shareholders at the Annual General Meeting to be held on 3 May 2007, the final dividend and special dividend will be paid on 18 May 2007 to shareholders on the register on 23 March 2007. The ex-dividend date of the Company's shares is 21 March 2007.

Future funding

With the Group's modest gearing levels, it substantial interest cover, £156.4m of undrawn and committed facilities and demonstrable ability to unlock property value through a REIT, the Group is confident that it will be able to finance its planned capital commitments.

Cash Flow and Balance sheet

During the year, the Group generated free cash flow (before dividend payments) of £283.3m, an increase of £214.3m compared to 2005. The improvement in free cash flow reflects the increase in profits, a net working capital outflow of £2.0m and disposal proceeds from the sale of long term leasehold interests in three Singapore hotels.

Of the £2.5m net additions to development properties, £6.2m was invested in the redevelopment of the Four Points Sunnyvale Hotel in California into 240 residential condominiums for sale and a 250-room hotel. Development of Four Points Sunnyvale Hotel is expected to complete in 2009.

At 31 December 2006, the Group's net debt was £220.0m lower than 2005 at £260.4m (2005: £480.4m).

	2006 **£m**	2005 £m
Cash generated from operations (excluding development properties)	**147.0**	133.7
Interest and tax	**(37.4)**	(42.4)
Total investment in properties	**(37.1)**	(56.8)
Analysed between		
Development and refurbishment of hotels	**(34.6)**	(39.2)
Expenditure on development properties	**(2.5)**	(17.6)
Disposals	**210.8**	34.5
Free cash flow	**283.3**	69.0
Investment in associate (39.1% in CDL Hospitality Trusts)	**(78.0)**	-
Increase in loan to joint venture	**(3.3)**	-
Proceeds from disposal of joint venture	**4.0**	6.5
Dividends paid - to equity holders of the parent	**(9.1)**	(31.5)
- to minorities	**(2.2)**	(2.3)
Other movements	**25.3**	(39.1)
Decrease in net debt	**220.0**	2.6
Opening net debt	**(480.4)**	(483.0)
Closing net debt	**(260.4)**	(480.4)

Property, plant and equipment has been reduced by £185.7m comprising the net book values of the three hotels in which long term leasehold interests were sold less a nominal reversionary interest carrying values from the two freehold hotels disposed (Orchard Hotel and M-Hotel). Leasehold premium prepayment has also been reduced by £7.6m, being the land element of the remaining long leasehold interest of the Kings Hotel, now assigned to CDLHT.

Investments in associates have been: (i) increased by the Group's 39.1% investment in CDLHT of £78.0m which, as noted above, has been reduced by £9.3m of unrealised post-tax profits arising from the sale of the long leasehold interests; (ii) increased by CDLHT earnings, equity accounted for, that have not been distributed by way of dividend and its share of the asset revaluation reserves; and (iii) adjusted by exchange translation differences.

FULL YEAR PERFORMANCE BY REGION

UNITED STATES
New York

RevPAR growth in New York continues to be heavily rate-driven with average rate increases of 11.7% while occupancy has grown by 2.0 percentage points. This has resulted in a RevPAR improvement of 14.4%. GOP margin has increased from 34.2% in 2005 to 37.7% in 2006.

Market demand remains high in New York and, combined with our strong market position, this has allowed a continuation of the Group's aggressive rate strategy that was introduced in 2005.

The Millennium Hotel UN Plaza, in addition to good rate growth experienced the largest occupancy increase of our New York hotels and is now the strongest in terms of occupancy level. The Millennium Broadway and Millenium Hilton which continue to have higher occupancies used that base to sell for higher room rates.

Regional US

Excluding the impact of the Wynfield Hotel which the Group repossessed in December 2005 and the closure of the Sunnyvale Four Points Hotel at the beginning of 2006, like-for-like RevPAR increased by 10.3% to £35.92 (2005: £32.57). This was the result of a 2.0 percentage point occupancy increase and a 7.1% rate increase. The Regional US recovery continues to gain momentum, although it is not equally spread across the portfolio. All properties with one exception increased RevPAR, with particularly strong growth in our three key locations of Los Angeles, Boston and Chicago.

On an unadjusted basis, RevPAR was up 6.1% to £34.55 (2005: £32.56).

EUROPE
London

Full year RevPAR increased by 9.5% to £74.50 (2005: £68.01) driven by increases of 2.2 percentage points in occupancy and 6.8% in rate.

Overall London figures were impacted by the 142 room refurbishment during the first quarter at the Millennium Gloucester Hotel. RevPAR growth for this property in the second half of the year was much stronger once the refurbished room stock was available.

Year on year growth at the Copthorne Tara Hotel has been flat. This is the result of a decision to shed two large but low yielding pieces of business to enable future higher yielding corporate business to be booked in their place. Excluding the Tara's performance, London's RevPAR growth was 14%.

Rest of Europe

RevPAR increased by 2.7% to £52.08 with occupancy up by 0.5 percentage points to 73.3%, and average rate up 2.0% to £71.05.

Regional UK

RevPAR increased 2.8% to £53.90 which was entirely driven by rate.

Growth in the UK market remains mixed with the strongest improvements coming from our two Scottish hotels whilst over supply of room stock in Cardiff has had a negative impact on RevPAR in this city.

France & Germany

Our presence in these two countries remains limited to four hotels. RevPAR increased by 2.1% to £49.12 primarily through occupancy with a small increase in rate.

All four properties experienced positive RevPAR growth with our two German properties producing the stronger performance.

ASIA

Our rate-driven growth strategy in Asia achieved an increase in average rate of 10.2% to £59.07. Occupancy increased by 2.4 percentage points resulting in RevPAR up 13.8% to £44.95.

Singapore

Singapore was the strongest market in the Group this year. On a like for like basis, with full year pro-forma figures for the Grand Copthorne Waterfront, Singapore properties have grown RevPAR by 31.5% driven by occupancy growth and strong rate increases.

Rest of Asia

Outside of Singapore, overall growth has been more modest. RevPAR increased by 6.1% driven mainly by rate increases.

All hotels improved on prior year RevPAR with the strongest growth arising in our two Malaysian properties. Of our larger Asian properties, Grand Hyatt Taipei saw rate growth at the expense of occupancy whilst the Millennium Seoul Hilton showed a modest rate increase.

NEW ZEALAND

In New Zealand, where we operate under the Millennium, Copthorne and Kingsgate brands, RevPAR has remained flat at £27.65 with little change in occupancy or average rate.

There was modest growth in both the Millennium and Copthorne brands offset by a shortfall in the Kingsgate brand. The leases on two of the Kingsgate hotels were due to expire this year and sales and marketing activities were consequently scaled down. Subsequently, the leases were extended by one and two years. This resulted in the loss of specific seasonal business which was not readily replaceable. Also contributing to the shortfall within Kingsgate is the refurbishment of the Kingsgate Oriental Bay.

REVIEW AND OUTLOOK

I am pleased to report on our 2006 results which show an improvement in operating profits and further capital gains from the realisation of some of our assets. This has led to the Group's highest level of profits since our listing in 1996.

Since the industry's low point in 2003, the Group has achieved a steady and sustainable recovery through a focused strategy laid down by the Board in 2004. This strategy was aimed at restoring the Group's profitability, redeploying the Group's assets and developing the hotel brand whilst maintaining a dividend consistent with the Group's overall performance.

Revenue increased 8.6% to £646.3m with headline operating profit up 15.4% to £124.7m. Headline profit before tax rose to £94.4m an increase of 27.6%. During the period under review we sold the long term leasehold interests in 3 Singapore hotels to the Hospitality REIT, CDLHT. This realised £210.6m in cash of which £78m was reinvested for a 39.1% stake in the REIT.

The Board is recommending a dividend of 10.42p per share comprising a final dividend of 6.42p per share plus a special dividend of 4.00p per share. Together with the interim dividend of 2.08p per share (2005: 2.08p), the total dividend of 12.5p represents an increase of 62.3% over last year's total of 7.7p. The dividend increase reflects both the growth in profit before tax and the Group's future investment needs.

The Group remains committed to its priority to grow its international hotel business. Despite the divestment trend evident in a number of hotel groups in recent years, our strategy has always been to be both long-term owner and operator of hotels given the size of our portfolio. The Group will continue to grow the hotel business by adopting sustainable strategies. The financial capacity reflected in the Group's balance sheet and the flexibility created through the CDLHT platform put us in an advantageous position to seize opportunities.

As a hotel chain with substantial real estate assets, the Group is able to maximise the value of our hotels at the right time to create a larger sustainable earnings stream. We have demonstrated our ability to unlock shareholder value. The sale of The Plaza Hotel in New York is an example of how the Group maximised value by selling an asset based on its real estate potential rather than on earnings alone. The recent flotation of the CDLHT is another example where we have realised both one off gains and continue to enjoy the value that CDLHT is generating.

The Group is now well placed for growth. This will be realised through continued focus on improvements in operational performance and, in the medium term, by elevating the status of some of our key strategic hotels in prime locations. This repositioning exercise will be achieved through the total refurbishment and redevelopment of these hotels, with the ultimate objective of enhancing their earnings potential and value.

We have commissioned a study of the Millennium brand. This study confirms further improvement in both our brand recognition and reputation. This progress is particularly encouraging following a recovery period in which we reduced brand investment to protect Group earnings. In global terms, our brand awareness continues to grow and its strength is underlined by our success in winning management contracts in the highly competitive Asian, Middle Eastern and UK markets. The Group announced 9 new management contracts during the year taking the total number of rooms signed since 2004 to just under 4,000 and the total number of management contracts to 21.

In 2005, the Group announced its commitment to grow the Copthorne chain. Since that announcement, we have secured 4 management contracts. Over time, there remains a significant opportunity to increase the total number of Copthorne rooms without further acquisitions due to existing redevelopment potential within these properties. The Manchester Copthorne, for instance, should be suitable for redevelopment to take advantage of the transformation of the city where the super casino will be located.

Asia is a key region in the Group's future development. It has fully recovered from the Asian financial crisis and is once again a resurgent region. The growth in inter-city business and leisure travel resulting in increased demand for accommodation is expected to outstrip the growth in hotel rooms. This situation is expected to remain particularly acute in Singapore for at least the next three years. Beyond this timeframe visitor arrivals to Singapore are expected to increase from the current 9 million to 17 million, by 2015, as a result of initiatives to be implemented by the Singapore tourism board. The Group owns and operates prime assets in gateway Asian cities such as Bangkok, Kuala Lumpur, Taipei, Seoul, Shanghai and from 2008, Beijing. With the substantial growth of real estate values in some of these key cities, acquisition of prime sites has become more restricted and more expensive.

The appointment of Peter Papas as the Group Chief Executive Officer, with effect from 1 March, will bring a fresh perspective to the management team. His broad experience as a chartered accountant, investment banker, director within the hospitality and private equity sectors as well as being a hands-on leader will be invaluable to the Group. Peter will be able to offer new approaches and provide the Group with fresh impetus to drive organic growth, and, if the right opportunities arise, growth through acquisition.

In the first six weeks of 2007, trading has continued to be in line with the positive trends of 2006 with RevPAR growth of 10.5%. We remain confident, therefore, of a successful outcome to the year as a whole.

I am confident that, with the new management team, we have a solid foundation from which we can move our business forward into the next stage of its development.

Kwek Leng Beng

Chairman
22 February 2007

Consolidated income statement
for the fourth quarter and full year ended 31 December 2006

	Notes	Fourth quarter		Full year	
		2006 **£m**	2005 £m	**2006** **£m**	2005 £m
Revenue	2	**177.5**	167.6	**646.3**	595.2
Cost of sales		**(72.7)**	(69.4)	**(277.4)**	(259.1)
Gross profit		**104.8**	98.2	**368.9**	336.1
Administrative expenses		**(70.3)**	(69.6)	**(261.5)**	(243.0)
Other operating income	3	**11.2**	12.2	**21.6**	28.3
		45.7	40.8	**129.0**	121.4
Share of profit of joint ventures and associates		**20.5**	1.3	**25.2**	3.5
Analysed between share of:					
Operating profit before other income		**5.4**	3.2	**13.8**	8.5
Other operating income		**17.7**	-	**17.7**	-
Interest, tax and minority interests		**(2.6)**	(1.9)	**(6.3)**	(5.0)
Operating profit		**66.2**	42.1	**154.2**	124.9
Analysed between:					
Headline operating profit	2	**43.4**	38.3	**124.7**	108.1
Other operating income - Group	3	**11.2**	12.2	**21.6**	28.3
Other operating income – Share of joint ventures and associates		**17.7**	-	**17.7**	-
Impairment (included within administrative expenses)		**(3.5)**	(6.5)	**(3.5)**	(6.5)
Share of interest, tax and minority interests of joint ventures and associates		**(2.6)**	(1.9)	**(6.3)**	(5.0)
Finance income		**1.8**	0.3	**5.8**	6.7
Finance expense		**(7.2)**	(5.7)	**(29.8)**	(35.8)
Profit before tax		**60.8**	36.7	**130.2**	95.8
Income tax expense	4	**(7.6)**	(8.4)	**(22.1)**	(26.0)
Profit for the period		**53.2**	28.3	**108.1**	69.8
Attributable to:					
Equity holders of the parent		**50.5**	25.3	**100.1**	61.1
Minority interests		**2.7**	3.0	**8.0**	8.7
		53.2	28.3	**108.1**	69.8
Basic earnings per share	5	**17.4p**	8.8p	**34.5p**	21.3p
Diluted earnings per share	5	**17.3p**	8.8p	**34.4p**	21.2p

The financial results above all derive from continuing activities.

Consolidated statement of recognised income and expense for the year ended 31 December 2006

	Year ended 31 December 2006 £m	Year ended 31 December 2005 £m
Foreign exchange translation differences	**(84.2)**	80.7
Cash flow hedges: amounts recycled to income statement	**-**	4.0
Share of associates other reserve movements	**(2.3)**	-
Actuarial losses arising in respect of defined benefit pension schemes	**(1.4)**	(2.4)
Taxation credit arising on defined benefit pension schemes	**0.4**	0.6
Taxation credit arising in respect of revalued property	**2.2**	-
Income and expense recognised directly in equity	**(85.3)**	82.9
Profit for the period	**108.1**	69.8
Total recognised income and expense for the period	**22.8**	152.7
Attributable to:		
Equity holders of the parent	**25.1**	138.3
Minority interests	**(2.3)**	14.4
Total recognised income and expense for the period	**22.8**	152.7

Consolidated balance sheet
as at 31 December 2006

	Notes	As at 31 December 2006 £m	As at 31 December 2005 £m
Non-current assets			
Property, plant and equipment		**1,612.4**	1,943.4
Lease premium prepayment		**74.6**	80.8
Investment properties		**49.6**	48.0
Investments in joint ventures and associates		**115.5**	29.0
Loans due from joint ventures and associates		**26.5**	26.3
Other financial assets		**3.2**	2.2
		1,881.8	2,129.7
Current assets			
Inventories		**4.6**	4.4
Development properties		**68.6**	48.5
Lease premium prepayment		**1.3**	1.0
Trade and other receivables		**57.8**	53.2
Other financial assets		**7.2**	5.9
Cash and cash equivalents		**162.3**	104.6
		301.8	217.6
Total assets		**2,183.6**	2,347.3
Non-current liabilities			
Interest-bearing loans, bonds and borrowings		**(283.1)**	(530.1)
Employee benefits		**(15.0)**	(16.0)
Provisions		**(1.3)**	(1.6)
Other non-current liabilities		**(6.8)**	(6.8)
Deferred tax liabilities		**(224.6)**	(239.9)
		(530.8)	(794.4)
Current liabilities			
Interest-bearing loans, bonds and borrowings		**(139.6)**	(54.9)
Trade and other payables		**(102.6)**	(100.3)
Provisions		**(0.4)**	(0.4)
Income taxes payable		**(18.1)**	(19.5)
		(260.7)	(175.1)
Total liabilities		**(791.5)**	(969.5)
Net assets		**1,392.1**	1,377.8
Equity			
Total equity attributable to equity holders of the parent		**1,269.1**	1,250.3
Minority interests		**123.0**	127.5
Total equity	7	**1,392.1**	1,377.8

Consolidated statement of cash flows
for the year ended 31 December 2006

	2006 £m	2005 £m
Cash flows from operating activities		
Profit for the year	**108.1**	69.8
Adjustments for:		
Depreciation and amortisation	**34.5**	36.4
Share of profit of joint ventures and associates	**(25.2)**	(3.5)
Impairment losses for property, plant and equipment	**3.5**	6.5
Profit on sale of property, plant and equipment	**(11.2)**	(9.6)
Revaluation of investment properties	**(4.9)**	(5.9)
Employee stock options	**0.6**	0.7
Finance income	**(5.8)**	(6.7)
Finance expense	**29.8**	35.8
Income tax expense	**22.1**	26.0
Operating profit before changes in working capital and provisions	**151.5**	149.5
Increase in inventories, trade and other receivables	**(5.1)**	(19.3)
Increase in development properties	**(2.5)**	(17.6)
Increase in trade and other payables	**0.9**	3.9
Decrease in provisions and employee benefits	**(0.3)**	(0.4)
Cash generated from operations	**144.5**	116.1
Interest paid	**(28.9)**	(35.4)
Interest received	**7.8**	6.1
Income taxes paid	**(16.3)**	(13.1)
Net cash from operating activities	**107.1**	73.7
Cash flows from investing activities		
Proceeds from sale of property, plant and equipment, investment properties and assets held for sale	**210.8**	34.5
Investment in other financial assets	**(3.1)**	(1.8)
Proceeds from disposal of joint venture	**4.0**	6.5
Increase in investment in joint ventures and associates	**(81.3)**	-
Acquisition of property, plant and equipment	**(34.6)**	(39.2)
Net cash from investing activities	**95.8**	-
Balance carried forward	**202.9**	73.7

Consolidated statement of cash flows (continued)
for the year ended 31 December 2006

	2006 £m	2005 £m
Balance brought forward	**202.9**	73.7
Cash flows from financing activities		
Proceeds from the issue of share capital	**2.2**	2.1
Repayment of borrowings	**(205.0)**	(419.0)
Drawdown of borrowings	**79.7**	387.0
Payment of finance lease obligations	**(2.0)**	(1.8)
Loan arrangement fees	**(0.6)**	(1.4)
Dividends paid to minorities	**(2.2)**	(2.3)
Dividends paid to equity holders of the parent	**(9.1)**	(31.5)
Net cash from financing activities	**(137.0)**	(66.9)
Net increase in cash and cash equivalents	**65.9**	6.8
Cash and cash equivalents at beginning of period	**103.7**	89.8
Effect of exchange rate fluctuations on cash held	**(8.1)**	7.1
Cash and cash equivalents at end of the period	**161.5**	103.7
Reconciliation of cash and cash equivalents		
Cash and cash equivalents shown in the balance sheet	**162.3**	104.6
Overdraft bank accounts included in borrowings	**(0.8)**	(0.9)
Cash and cash equivalents for cash flow statement purposes	**161.5**	103.7

Notes to the fourth quarter and full year results announcement

1. General information

Basis of preparation

The fourth quarter and full year financial statements for Millennium & Copthorne Hotels plc ('the Company') to 31 December 2006 comprise the Company and its subsidiaries (together referred to as 'the Group') and the Group's interests in jointly controlled and associate entities.

The financial information set out in this preliminary announcement does not constitute the Company's statutory accounts for the years ended 31 December 2006 or 2005. Statutory accounts for 2005 have been delivered to the registrar of companies, and those for 2006, prepared under accounting standards adopted by the EU, will be delivered in due course. The auditors have reported on those accounts; their reports were (i) unqualified, (ii) did not include references to any matters to which the auditors drew attention by way of emphasis without qualifying their reports and (iii) did not contain statements under section 237(2) or (3) of the Companies Act 1985.

The consolidated financial statements of the Group for the financial year ended 31 December 2005 are available from the Company's website www.millenniumhotels.com

Use of adjusted measures

A number of measures quoted in this preliminary announcement are 'non-GAAP' measures. The directors believe these measures provide a more meaningful analysis of trading results of the Group and are consistent with the way financial performance is measured by management. These include hotel operating profit, headline operating profit, headline profit before tax, headline earnings per share, net debt and free cash flow. These measures are used for internal performance analysis and are useful in connection with discussion with the investment analyst community. They are not defined by IFRS and therefore may not be directly comparable with other companies' adjusted performance measures. It is not intended to be a substitute for, or superior to IFRS performance measures.

The adjustments made to reported profit before tax are:

- Fair value adjustments of investment property
- Business interruption insurance proceeds
- Gains/losses on disposal of property
- Impairment
- Share of other operating income, impairment, interest, tax and minority interests of joint ventures and associates

Notes to the fourth quarter and full year results announcement

2. Segmental analysis

The following segmental analysis is not intended to be a full statutory disclosure.

Geographical segments

	Fourth quarter 2006							
	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Central costs £m	Total Group £m
Revenue								
Hotel	30.1	28.1	23.4	26.0	50.2	12.2	-	170.0
Property operations	-	0.4	-	-	0.4	6.7	-	7.5
Total	30.1	28.5	23.4	26.0	50.6	18.9	-	177.5
Hotel gross operating profit	14.2	6.3	11.9	7.9	22.8	5.4	-	68.5
Hotel fixed charges*	(1.5)	(4.5)	(4.0)	(4.7)	(10.0)	(1.7)	-	(26.4)
Hotel operating profit	12.7	1.8	7.9	3.2	12.8	3.7	-	42.1
Property operations operating profit	-	(0.1)	-	-	-	3.1	-	3.0
Central costs	-	-	-	-	-	-	(7.1)	(7.1)
Share of joint ventures and associates operating profit	-	-	-	-	5.4	-	-	5.4
Headline operating profit	12.7	1.7	7.9	3.2	18.2	6.8	(7.1)	43.4
Other operating income – Group	5.5	3.1	-	-	2.6	-	-	11.2
Other operating income – share of joint ventures and associates	-	-	-	-	17.7	-	-	17.7
Impairment	-	(0.6)	-	(2.9)	-	-	-	(3.5)
Share of interest, tax and minority interests of joint ventures and associates	-	-	-	-	(2.6)	-	-	(2.6)
Operating profit	18.2	4.2	7.9	0.3	35.9	6.8	(7.1)	66.2
Net financing costs								(5.4)
Profit before tax								60.8

Notes to the fourth quarter and full year results announcement

2. Segmental analysis (continued)

Geographical segments

	Fourth quarter 2005							
	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Central costs £m	Total Group £m
Revenue								
Hotel	28.7	29.1	21.2	27.3	42.5	13.2	-	162.0
Property operations	-	0.7	-	-	0.3	4.6	-	5.6
Total	28.7	29.8	21.2	27.3	42.8	17.8	-	167.6
Hotel gross operating profit	12.1	5.7	10.8	9.8	17.0	6.1	-	61.5
Hotel fixed charges*	(4.7)	(5.4)	(3.4)	(4.4)	(4.7)	(2.3)	-	(24.9)
Hotel operating profit	7.4	0.3	7.4	5.4	12.3	3.8	-	36.6
Property operations operating profit	-	0.1	-	-	0.2	2.7	-	3.0
Central costs	-	-	-	-	-	-	(4.5)	(4.5)
Share of joint ventures and associates operating profit	-	-	-	-	3.2	-	-	3.2
Headline operating profit	7.4	0.4	7.4	5.4	15.7	6.5	(4.5)	38.3
Other operating income – Group	-	5.9	-	-	-	6.3	-	12.2
Other operating income – share of joint ventures and associates	-	-	-	-	-	-	-	-
Impairment	-	-	-	(6.5)	-	-	-	(6.5)
Share of interest, tax and minority interests of joint ventures and associates	-	-	-	-	(1.9)	-	-	(1.9)
Operating profit	7.4	6.3	7.4	(1.1)	13.8	12.8	(4.5)	42.1
Net financing costs								(5.4)
Profit before tax								36.7

Notes to the fourth quarter and full year results announcement

2. Segmental analysis (continued)

Geographical segments

	Full year 2006							
	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Central costs £m	Total Group £m
Revenue								
Hotel	103.1	117.0	84.2	96.8	175.1	44.9	-	621.1
Property operations	-	2.3	-	-	1.4	21.5	-	25.2
Total	103.1	119.3	84.2	96.8	176.5	66.4	-	646.3
Hotel gross operating profit	38.9	27.7	40.1	28.9	69.4	18.8	-	223.8
Hotel fixed charges*	(16.3)	(18.5)	(13.8)	(16.6)	(29.8)	(8.5)	-	(103.5)
Hotel operating profit	22.6	9.2	26.3	12.3	39.6	10.3	-	120.3
Property operations operating profit	-	0.2	-	-	0.6	8.0	-	8.8
Central costs	-	-	-	-	-	-	(18.2)	(18.2)
Share of joint ventures and associates operating profit	-	-	-	-	13.8	-	-	13.8
Headline operating profit	22.6	9.4	26.3	12.3	54.0	18.3	(18.2)	124.7
Other operating income – Group	5.5	3.1	-	-	13.0	-	-	21.6
Other operating income – share of joint ventures and associates	-	-	-	-	17.7	-	-	17.7
Impairment	-	(0.6)	-	(2.9)	-	-	-	(3.5)
Share of interest, tax and minority interests of joint ventures and associates	-	-	-	-	(6.3)	-	-	(6.3)
Operating profit	28.1	11.9	26.3	9.4	78.4	18.3	(18.2)	154.2
Net financing costs								(24.0)
Profit before tax								130.2

Notes to the fourth quarter and full year results announcement

2. Segmental analysis (continued)

Geographical segments

	Full year 2005							
	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Central costs £m	Total Group £m
Revenue								
Hotel	91.2	112.8	78.7	97.7	151.7	48.6	-	580.7
Property operations	-	2.6	-	-	1.4	10.5	-	14.5
Total	91.2	115.4	78.7	97.7	153.1	59.1	-	595.2
Hotel gross operating profit	31.2	23.5	38.1	31.1	55.7	20.4	-	200.0
Hotel fixed charges*	(14.2)	(18.5)	(13.5)	(17.0)	(20.7)	(9.4)	-	(93.3)
Hotel operating profit	17.0	5.0	24.6	14.1	35.0	11.0	-	106.7
Property operations operating profit	-	0.6	-	-	0.8	5.3	-	6.7
Central costs	-	-	-	-	-	-	(13.8)	(13.8)
Share of joint ventures and associates operating profit	-	-	-	-	8.5	-	-	8.5
Headline operating profit	17.0	5.6	24.6	14.1	44.3	16.3	(13.8)	108.1
Other operating income – Group	12.8	5.9	-	-	-	9.6	-	28.3
Other operating income – share of joint ventures and associates	-	-	-	-	-	-	-	-
Impairment	-	-	-	(6.5)	-	-	-	(6.5)
Share of interest, tax and minority interests of joint ventures and associates	-	-	-	-	(5.0)	-	-	(5.0)
Operating profit	29.8	11.5	24.6	7.6	39.3	25.9	(13.8)	124.9
Net financing costs								(29.1)
Profit before tax								95.8

*'Hotel fixed charges' include depreciation, amortisation of lease prepayments, property rent, taxes and insurance, operating lease rentals and management fees.

Notes to the fourth quarter and full year results announcement

2. Segmental analysis (continued)

Segmental assets and liabilities

	New York 2006 £m	Regional US 2006 £m	London 2006 £m	Rest of Europe 2006 £m	Asia 2006 £m	Australasia 2006 £m	Total Group 2006 £m
Hotel operating assets	**292.3**	**235.9**	**452.0**	**216.1**	**468.8**	**97.4**	**1,762.5**
Hotel operating liabilities	**(60.1)**	**(64.7)**	**(67.0)**	**(36.1)**	**(126.8)**	**(11.6)**	**(366.3)**
Investments in joint ventures and associates	-	-	-	-	**115.5**	-	**115.5**
Loans to joint ventures	-	-	-	-	**26.5**	-	**26.5**
Total hotel operating net assets	**232.2**	**171.2**	**385.0**	**180.0**	**484.0**	**85.8**	**1,538.2**
Property operations assets	-	**43.3**	-	-	**33.9**	**42.0**	**119.2**
Property operations liabilities	-	**(3.7)**	-	-	**(0.4)**	**(0.8)**	**(4.9)**
Total property operations net assets	-	**39.6**	-	-	**33.5**	**41.2**	**114.3**
Net debt							**(260.4)**
Net assets							**1,392.1**

	New York 2005 £m	Regional US 2005 £m	London 2005 £m	Rest of Europe 2005 £m	Asia 2005 £m	Australasia 2005 £m	Total Group 2005 £m
Hotel operating assets	328.5	291.8	449.7	227.1	694.3	106.1	2,097.5
Hotel operating liabilities	(72.5)	(61.7)	(65.7)	(41.6)	(129.4)	(14.6)	(385.5)
Investments in joint ventures and associates	-	-	-	-	29.0	-	29.0
Loans to joint ventures	-	-	-	-	26.3	-	26.3
Total hotel operating net assets	256.0	230.1	384.0	185.5	620.2	91.5	1,767.3
Property operations assets	-	19.8	-	-	29.2	48.5	97.5
Property operations liabilities	-	(4.7)	-	-	(0.5)	(1.4)	(6.6)
Total property operations net assets	-	15.1	-	-	28.7	47.1	90.9
Net debt							(480.4)
Net assets							1,377.8

Notes to the fourth quarter and full year results announcement

3. Other operating income

	Fourth quarter		Full year	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
Profit on sale and leaseback of 3 Singapore hotels - Orchard Hotel, Copthorne Kings Hotel and M Hotel	**-**	-	**10.1**	-
Changes in fair value upon revaluation of investment property	**4.9**	5.9	**4.9**	5.9
Business interruption insurance proceeds	**5.5**	-	**5.5**	12.8
Other	**0.8**	6.3	**1.1**	9.6
	11.2	12.2	**21.6**	28.3

4. Income tax expense

The £22.1m total income tax charge for 2006 comprises a UK tax charge of £1.1m and an overseas tax charge of £21.0m (2005: a UK credit of £4.2m and overseas tax charge of £30.2m).

Taxation for the period comprises both the Group tax charge and the joint venture taxation charge which is included separately within the Group's share of joint venture profits (but disclosed on the face of the income statement).

The total Group tax charge excluding the tax relating to joint ventures is £22.1m (2005: £26.0m), giving rise to an effective rate of 21.1% (2005: 28.2%).The lower rate in 2006 is primarily due to a tax credit arising on the disposal of three of our Singapore hotels.

5. Earnings per share

	Fourth quarter		Full year	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
Basic				
Profit for period attributable to holders of the parent (£m)	**50.5**	25.3	**100.1**	61.1
Weighted average number of shares outstanding (m)	**290.5**	287.5	**289.9**	287.0
Basic earnings per share (pence)	**17.4**	8.8	**34.5**	21.3
Diluted				
Weighted average number of shares outstanding (m)	**291.9**	287.5	**290.6**	287.9
Diluted earnings per share (pence)	**17.3**	8.8	**34.4**	21.2
Headline earnings per share				
Profit for the period attributable to holders of the parent(£m)	**50.5**	25.3	**100.1**	61.1
Adjustment to exclude:				
- Other operating income (net of tax and minorities)	**(8.8)**	(5.8)	**(22.4)**	(13.8)
- Impairment (net of tax)	**3.3**	6.5	**3.3**	6.5
- Share of associates other operating income (nil tax)	**(17.7)**	-	**(17.7)**	-
Adjusted profit for the period attributable to holders of the parent (£m)	**27.3**	26.0	**63.3**	53.8
Weighted average number of shares outstanding (m)	**290.5**	287.5	**289.9**	287.0
Headline earnings per share (pence)	**9.4**	9.0	**21.8**	18.7

6. Dividends

Dividends have been recognised within equity as follows:

	Fourth quarter		Full year	
	2006	2005	**2006**	2005
	£m	£m	**£m**	£m
Final ordinary dividend paid for 2005 of 5.62p (for 2004: 4.17p)	**-**	-	**16.2**	11.9
Interim ordinary dividend approved for 2006 of 2.08p (for 2005: 2.08p)	**6.1**	5.9	**6.1**	5.9
Total ordinary dividend paid/approved	**6.1**	5.9	**22.3**	17.8
Final special dividend paid for 2004 of 6.25p	**-**	-	**-**	17.9
	6.1	5.9	**22.3**	35.7

7. Reconciliation of movements in total equity

	Full year	
	2006	2005
	£m	£m
Total recognised income and expense for the period	**22.8**	152.7
First time adoption of IAS 39	**-**	(5.4)
Dividends paid/payable to equity holders of the parent	**(22.3)**	(35.7)
Issue of shares in lieu of dividends	**13.2**	4.2
Dividends paid to minority interests	**(2.2)**	(2.3)
Transfer from share of associates	**-**	0.6
Share options exercised	**2.2**	2.1
Equity settled transactions	**0.6**	0.6
Net increase in total equity	**14.3**	116.8
Opening total equity	**1,377.8**	1,261.0
Closing total equity	**1,392.1**	1,377.8

APPENDIX 1: Key operating statistics
for the fourth quarter ended 31 December 2006

	Fourth quarter 2006 Reported Currency	Fourth quarter 2005 Constant Currency	Fourth quarter 2005 Reported currency
Occupancy %			
New York	**87.3**		87.0
Regional US	**62.7**		60.1
Total US	**68.4**		66.2
London	**85.4**		84.7
Rest of Europe	**72.3**		72.7
Total Europe	**78.1**		78.0
Asia	**78.4**		74.9
Australasia	**73.9**		73.9
Total Group	**74.1**		72.3
Average Room Rate (£)			
New York	**164.48**	146.16	156.74
Regional US	**50.36**	46.23	51.13
Total US	**84.04**	76.21	82.82
London	**92.61**	82.89	82.89
Rest of Europe	**71.76**	69.60	69.98
Total Europe	**81.86**	75.99	76.19
Asia	**58.36**	54.07	55.63
Australasia	**40.15**	39.59	44.56
Total Group	**70.48**	65.43	68.83
RevPAR (£)			
New York	**143.59**	127.16	136.36
Regional US	**31.58**	27.78	30.73
Total US	**57.48**	50.45	54.83
London	**79.09**	70.21	70.21
Rest of Europe	**51.88**	50.60	50.88
Total Europe	**63.93**	59.27	59.43
Asia	**45.75**	40.50	41.67
Australasia	**29.67**	29.26	32.93
Total Group	**52.23**	47.31	49.76
Gross Operating Profit Margin (%)			
New York	**47.2**		42.2
Regional US	**22.4**		19.6
Total US	**35.2**		30.8
London	**50.9**		50.9
Rest of Europe	**30.4**		35.9
Total Europe	**40.1**		42.5
Asia	**45.4**		40.0
Australasia	**44.3**		46.2
Total Group	**40.3**		38.0

For comparability the 31 December 2005 Average Room Rate and RevPAR have been translated at 31 December 2006 exchange rates.

APPENDIX 2: Key operating statistics
for the full year ended 31 December 2006

	Full year 2006 Reported Currency	Full year 2005 Constant Currency	Full year 2005 Reported currency
Occupancy %			
New York	**86.5**		84.5
Regional US	**67.3**		66.2
Total US	**71.7**		70.4
London	**87.0**		84.8
Rest of Europe	**73.3**		72.8
Total Europe	**79.4**		78.1
Asia	**76.1**		73.7
Australasia	**69.6**		69.6
Total Group	**74.4**		73.0
Average Room Rate (£)			
New York	**143.34**	128.28	129.42
Regional US	**51.33**	49.19	49.63
Total US	**76.98**	70.90	71.53
London	**85.63**	80.20	80.20
Rest of Europe	**71.05**	69.67	69.83
Total Europe	**78.14**	74.74	74.82
Asia	**59.07**	53.58	52.40
Australasia	**39.72**	39.81	43.43
Total Group	**67.92**	63.59	64.01
RevPAR (£)			
New York	**123.99**	108.40	109.36
Regional US	**34.55**	32.56	32.86
Total US	**55.19**	49.91	50.36
London	**74.50**	68.01	68.01
Rest of Europe	**52.08**	50.72	50.84
Total Europe	**62.04**	58.37	58.43
Asia	**44.95**	39.49	38.62
Australasia	**27.65**	27.71	30.23
Total Group	**50.53**	46.42	46.73
Gross Operating Profit Margin (%)			
New York	**37.7**		34.2
Regional US	**23.7**		20.8
Total US	**30.3**		26.8
London	**47.6**		48.4
Rest of Europe	**29.9**		31.8
Total Europe	**38.1**		39.2
Asia	**39.6**		36.7
Australasia	**41.9**		42.0
Total Group	**36.0**		34.4

For comparability the 31 December 2005 Average Room Rate and RevPAR have been translated at 31 December 2006 exchange rates.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	26-Feb-2007 20:35:32
Announcement No.	00248

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement of 2006 Final Results by Subsidiary Company, City e-Solutions Limited
Description	We attach herewith the results announcement for the year ended 31 December 2006 issued by City e-Solutions Limited on 26 February 2007, for your information.
Attachments:	CESAnnc.pdf Total size = **48K** (2048K size limit recommended)

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

2006 FINAL RESULTS — ANNOUNCEMENT
AUDITED ANNUAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2006

RESULTS

The Directors of City e-Solutions Limited (the "Company") are pleased to announce the following final audited annual results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2006 together with comparative figures.

Consolidated Profit and Loss Account

	Note	**2006** *HK$'000*	**2005** *HK$'000*
Turnover	1	79,010	84,518
Cost of sales		(8,609)	(21,321)
Gross profit		70,401	63,197
Other net income / (expenses)	2	46,717	(11,807)
Administrative expenses		(42,537)	(44,020)
Profit before taxation	1	74,581	7,370
Income tax	4	20,871	—
Profit for the year		95,452	7,370
Attributable to:			
Equity shareholders of the Company		90,152	5,392
Minority interests		5,300	1,978
Profit for the year		95,452	7,370
Dividends payable to equity shareholders of the Company attributable to the year:	5		
Final dividend proposed after the balance sheet date HK6 cents per share (2005: HK3 cents per share)		22,988	11,494
Earnings per share	6		
Basic		HK23.53 cents	HK1.41 cents

Consolidated Balance Sheet

	The Group		The Company	
	2006	**2005**	**2006**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Non-current assets				
Property, plant and equipment	6,587	4,785	5,457	3,463
Intangible assets	302	343	—	—
Interests in subsidiaries	—	—	189,441	158,741
Deferred tax assets	21,083	—	—	—
Total non-current assets	27,972	5,128	194,898	162,204
Current assets				
Trading securities	181,641	118,048	176,122	114,510
Trade and other receivables	25,759	21,907	12,449	8,825
Cash and cash equivalents	487,249	497,335	294,014	314,106
	694,649	637,290	482,585	437,441
Current liabilities				
Trade and other payables	(19,512)	(23,571)	(6,957)	(8,517)
Provision for taxation	(759)	(1,025)	(1,025)	(1,025)
	(20,271)	(24,596)	(7,982)	(9,542)
Net current assets	674,378	612,694	474,603	427,899
Total assets less current liabilities	702,350	617,822	669,501	590,103
NET ASSETS	702,350	617,822	669,501	590,103
CAPITAL AND RESERVES				
Share capital	383,126	383,126	383,126	383,126
Reserves	285,794	206,655	286,375	206,977
Total equity attributable to equity shareholders of the Company	668,920	589,781	669,501	590,103
Minority interests	33,430	28,041	—	—
TOTAL EQUITY	702,350	617,822	669,501	590,103

1. Included in total revenue are dividends and interest income amounting to HK$32.1 million (2005: HK$20.9 million). The analysis of the principal activities and geographical locations of the operations of the Company and its subsidiaries during the financial year are as follows:

a) **Principal Activities**

	Investment Holding		Hospitality Related Services		Consolidated	
	2006	2005	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue from external customers	32,058	20,865	46,952	63,653	79,010	84,518
Profit/(loss) before taxation	66,944	(2,762)	7,637	10,132	74,581	7,370
Income tax					20,871	—
Profit after taxation					95,452	7,370
Depreciation and amortisation for the year	950	957	498	463	1,448	1,420

b) **Geographical Locations of Operations**

	Group Turnover		Profit/(loss) before tax	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	23,491	15,941	62,284	(6,707)
Singapore	3,528	4,463	(2,169)	894
United States	51,991	64,114	14,466	13,183
	79,010	84,518	74,581	7,370

2. **Other net income/(expenses)**

	2006	2005
	HK$'000	*HK$'000*
Net foreign exchange gain/(loss)	19,460	(8,738)
Net loss on forward foreign exchange contracts	(1,006)	—
Net profit on sale of property, plant and equipment	16	458
Net realised and unrealised gains/(losses) on trading securities	27,882	(3,527)
Others	365	—
	46,717	(11,807)

3. **Profit before taxation**

Profit before taxation is arrived at after charging:

	2006	2005
	HK$'000	*HK$'000*
Amortisation of intangible assets	66	65
Depreciation of property, plant and equipment	1,382	1,355

4. **Income tax**

	2006	2005
	HK$'000	*HK$'000*
Current tax — Hong Kong Profits Tax		
Provision for the year	—	—
Current tax — Overseas		
Provision for the year	217	—
Over-provision in respect of prior years	(39)	—
	178	—
Deferred tax		
Origination and reversal of temporary differences	(21,049)	—
	(20,871)	—

The provision for Hong Kong profits tax is calculated at 17.5% (2005: 17.5%) of the estimated assessable profits for the year ended 31 December 2006. Taxation for overseas subsidiaries is similarly charged at the appropriate current rates of taxation ruling in the relevant countries.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years form 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands.

5. **Dividends**

a) **Dividends payable to equity shareholders of the Company attributable to the year**

The directors of the Company have proposed a final dividend for the year ended 31 December 2006 of HK6 cents per share (2005: HK3 cents per share). The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

No interim dividend was paid for the year ended 31 December 2006 (2005: Nil cents).

b) **Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year**

	2006	2005
	HK$'000	*HK$'000*
Final dividends in respect of the previous financial year, approved and paid during the year, of HK3 cents per share (2005: HK3 cents per share)	11,494	11,494

6. **Earnings per share**

a) **Basic earnings per share**

The calculation of basic earnings per share is based on profit attributable to equity shareholders of the Company HK$90.2 million (2005: HK$5.4 million) and on 383,125,524 (2005: 383,125,524) ordinary shares in issue during the year.

b) **Diluted earnings per share**

Diluted earnings per share is not applicable as there are no dilutive potential ordinary shares during the financial year.

MANAGEMENT DISCUSSION AND ANALYSIS

The Group reported a very significant improvement in net profit attributable to equity shareholders of the Company of HK$90.2 million as compared with a net profit attributable to equity shareholders of HK$5.4 million in the previous year. The improvement was due to higher profit contribution of HK$66.9 million from its investment activities comprising mainly time deposits and trading securities, up by HK$69.7 million as compared to a loss of HK$2.8 million in the previous year. This, together with the recognition of deferred tax benefits amounting to HK$21.0 million, further boosted the Group's net profit for the current year under review. The latter is in line with the Group's accounting policy as it is probable that future taxable profits will be generated by the hospitality related services businesses and will be available to utilise against the benefits as recognised in the current year under review.

The Group, through its 85% subsidiary, SWAN Holdings Limited Group ("SWAN"), has most of its activities in the United States. The United States economy has continued to grow steadily throughout 2006 which translated into another year of healthy growth in 2006 in the hospitality industry. The resulting improvement in client hotels' operating results has benefited SWAN's hotel management business unit, Richfield, as its fee income is aligned to revenue and profits of its hotel customers. Richfield's fee income was also boosted by the signing of new hotel contacts during the year in review. SWAN's hotel reservation business unit, Sceptre, recorded a reduction in revenue in 2006 compared to prior year mainly due to cessation of providing hotel reservation services in 4th quarter of 2005 to the 14 hotels in US owned by Millennium & Copthorne Hotels plc ("M&C"), a 52% subsidiary of City Developments Limited.

As a result of the aforementioned contraction of business in Sceptre, the Group's hospitality related services businesses recorded lower revenue of HK$47.0 million, down by 26.2% or HK$16.7 million as compared with HK$63.7 million achieved in the previous year. Consequently, the Group reported a lower revenue of HK$79.0 million, down by 6.5%, as compared with HK$84.5 million in the previous year.

Basic earnings per share for the current year under review increased significantly to HK23.53 cents, up from HK1.41 cents in the previous year which was calculated on 383,125,524 ordinary shares in issue for both years. While Group's Net Tangible Assets backing per share increased to HK$1.75 as at 31 December 2006, up 13.6% from HK$1.54 as at 31 December 2005. The Board proposed a final dividend of HK6 cents per share for the year under review.

BUSINESS REVIEW AND OUTLOOK

The hospitality industry in the US is projected to record another year of good growth in 2007. SWAN's business units should benefit from the benign industry environment in the coming year. We will continue to adopt a prudent approach in managing the businesses by ensuring costs are kept in line with the level of business activities. Richfield's new contracts signed in 2006 will continue to generate steady fee income in 2007 and positively impact the revenue stream of SWAN. Richfield is working on several potential contracts and is optimistic of converting several of these into multi-year contracts in 2007. Going forward, Richfield will be focusing on securing management contracts for larger hotels that generate higher fees and consequently better margins.

With the retention of our significant cash resources, we intend to continue seeking out investment opportunities to take advantage of the current favourable global economic environment. Barring unforeseen circumstances, the Group's performance in respect of its current hospitality related operations should remain profitable in 2007.

DIVIDENDS

The directors of the Company have proposed a final dividend for the year ended 31 December 2006 of HK6 cents per share (2005: HK3 cents). No interim dividend was paid for the year ended 31 December 2006 (2005: Nil cents).

AUDIT COMMITTEE

The members of the Audit Committee of the Company comprise 2 independent non-executive directors and one non-executive director of the Company. It has reviewed the annual results of the Group for the year ended 31 December 2006.

CORPORATE GOVERNANCE

In the opinion of the Directors, save as disclosed below, the Company has complied with the Code on Corporate Governance Practices, as set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited ("Appendix 14") throughout the year under review.

As disclosed in 2005 Annual Report, the Company does not fully comply with the code provisions A.4.1 and A.4.2 in Appendix 14. Amendments to the Articles of Association of the Company (the "Amendments") have been made to reflect the requirements under the code provision A.4.2 on the retirement of all directors by rotation at least once every three years. The Amendments were approved at the annual general meeting held on 20 April 2006 ("2006 AGM"). Although the current non-executive directors are not appointed for a specific term, they are subject to retirement by rotation and re-election at annual general meeting at least once every three years. Further, all non-executive directors will be retired at the forthcoming annual general meeting and offer themselves for re-election for a specific term of not more than three years. Under the code provision E.1.2, the chairman of the board should attend the annual general meeting. However, in the 2006 AGM, our chairman was unable to attend the meeting as he had to attend to an urgent matter. He appointed Mr Kwek Leng Peck to chair the meeting on his behalf. Questions raised by shareholders in the 2006 AGM were answered to the full satisfaction of shareholders by the chairman of the meeting together with 2 executive directors.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" as set out in Appendix 10 of the Listing Rules of The Stock Exchange of Hong Kong Limited ("Model Code"). All directors have confirmed that they have complied with the Model Code throughout the year under review.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

STATUTORY INFORMATION

The Annual General Meeting of the Company will be held on 20 April 2007.

The register of members will be closed from 18 April 2007 to 20 April 2007, both dates inclusive, and the dividend cheques are expected to be despatched on or about 18 May 2007.

By Order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 26 February 2007

As at the date of this announcement, the Board is comprised of 11 Directors, of which 6 are executive Directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive Directors, namely Mr. Wong Hong Ren and Mr. Chan Bernard Charnwut and 3 are independent non-executive Directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.

Please also refer to the published version of this announcement in The Standard.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	27-Feb-2007 17:15:46
Announcement No.	00069

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	S$700,000,000 Medium Term Note Programme (the "Programme") - Series No. 031 For S$30,000,000 2.35% Per Annum Unsecured Fixed Rate Notes Due 2007

Description

We refer to the S$30,000,000 in principal amount of Unsecured Fixed Rate Notes Due 2007 (the "Series No. 031 Notes") of City Developments Limited (the "Company") issued pursuant to the Programme on 16 March 2004 and listed on the Singapore Exchange Securities Trading Limited.

Pursuant to Rule 747 of the Listing Manual, we hereby announce that the maturity date of the Series No. 031 Notes is 16 March 2007 and the Series No. 031 Notes will accordingly be redeemed and cancelled on 16 March 2007 by the Company.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Date : 27 February 2007

Attachments:	Total size = **0** (2048K size limit recommended)

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	28-Feb-2007 12:32:39
Announcement No.	00039

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Sale Of Property Unit At Residences @ Evelyn
Description	Please refer to the attached announcement on the above.
Attachments:	CDLann_sale_propertyunit.pdf Total size = **19K** (2048K size limit recommended)

CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)

SALE OF PROPERTY UNIT AT RESIDENCES @ EVELYN

The Directors of City Developments Limited ("CDL" or the "Company") wish to announce that the Board has approved the sale of one unit (the "Unit") in the residential development known as Residences @ Evelyn to the following person who is an interested person of CDL pursuant to Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited (the "Purchaser"):

Name of Purchaser	Unit No.	Sale Price	% Discount given	Remarks
Mdm Tan Soo Lian, Annie, sister-in-law of Mr Foo See Juan	#16-03 Residences @ Evelyn	$2,654,960.00 (nett after discount)	12% discount offered to members of the public who purchase units in Residences @ Evelyn at the time of the grant of the Option to Purchase ("Public Discount") for the purchase of units in the Company's developments.	Mr Foo is a Director of CDL

The Audit Committee of CDL has reviewed the terms and conditions of the sale of the Unit and has approved and ratified the sale. The Audit Committee is of the view that the terms of the sale of the Unit are fair and reasonable and are not prejudicial to the interest of CDL and its minority shareholders.

Mr Foo See Juan, being an Audit Committee member and Director of CDL, had abstained from the Audit Committee's and Board's review and approval of the sale of the Unit.

With the aggregation of the abovementioned transaction, the total value of all interested person transactions entered into by the CDL EAR Group for the financial year ended 31 December 2006 now stands at $84,504,921.80*.

*excludes transactions less than $100,000.00 and transactions conducted under the IPT Mandate pursuant to Rule 920.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

28 February 2007

Unaudited Full Year * Financial Statement And Dividend Announcement

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Shufen Loh @ Catherine Shufen Loh
Designation *	Company Secretary
Date & Time of Broadcast	28-Feb-2007 17:07:55
Announcement No.	00095

>> Announcement Details

The details of the announcement start here ...

For the Financial Period Ended *	31-12-2006

Attachments:

CDL_FY06.pdf
Total size = **167K**
(2048K size limit recommended)

UNAUDITED FULL YEAR FINANCIAL STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2006

PART I – INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

These figures have not been audited.

	The Group Full Year Ended 31 December 2006 S$'000	2005 S$'000	Incr/ (Decr) %
Revenue	2,546,804	2,374,279	7.3
Cost of sales	(1,179,145)	(1,118,428)	5.4
Gross profit	1,367,659	1,255,851	8.9
Other operating income [2]	187,519	68,581	173.4
Administrative expenses [3]	(460,792)	(430,014)	7.2
Other operating expenses [4]	(420,726)	(426,172)	(1.3)
Profit from operations	673,660	468,246	43.9
Finance income [5]	42,468	28,269	50.2
Finance costs [6]	(138,718)	(151,278)	(8.3)
Net finance costs	(96,250)	(123,009)	(21.8)
Share of after-tax profit of an associate [7]	5,956	-	NM
Share of after-tax profit of jointly-controlled entities [8]	108,912	58,625	85.8
Profit before income tax [1]	692,278	403,862	71.4
Income tax expense [9]	(129,312)	(94,740)	36.5
Profit for the year	562,966	309,122	82.1
Attributable to:			
Equity holders of the parent	**351,659**	**200,397**	75.5
Minority interests	211,307	108,725	94.3
Profit for the year	562,966	309,122	82.1
Earnings per share			
- basic	37.0 cents	20.8 cents*	77.9
- diluted	36.6 cents	20.5 cents*	78.5

NM: Not meaningful

Note:

* *Basic and diluted Earnings per share for 2005 have been restated to take into consideration the effect of bonus element of the warrants exercised in 2006. Details of the computation are contained in page 11.*

Notes to the Group's Income Statement:

(1) Profit before income tax includes the following:

	2006 S$'000	2005 S$'000
Interest income	32,944	27,251
Profit on sale of investments, long leasehold interest in hotels and property, plant and equipment (net)	153,786	21,507
Investment income	9,647	9,136
Write-back of allowance for foreseeable losses on development properties (net)	38,561	7,296
Depreciation and amortisation	(155,705)	(170,705)
Interest expenses	(135,085)	(145,307)
Net exchange gain/(loss)	6,043	(1,557)
Mark-to-market gain on financial assets held for trading (net)	8,919	1,286
Impairment losses on property, plant and equipment (net)	(9,220)	(24,530)

(2) Other operating income, comprising mainly net exchange gain, profit on sale of property, plant and equipment, management fee and miscellaneous income, soared to $187.5 million (2005: $68.6 million). The increase was mainly due to profit recognised on sale of long leasehold interest in four Singapore hotels to CDL Hospitality Trusts in 2006 of $150.9 million and business interruption insurance proceeds received of $15.9 million in respect of the Millenium Hilton New York, held by its subsidiary, Millennium & Copthorne Hotels plc. The increase would have been higher if not for the business interruption insurance proceeds of £12.8 million (approximately S$39.8 million) received in respect of the Millenium Hilton New York and gain from sale of Bayswater Tower, Kingsgate Shopping Centre and Kingsgate Commerical Centre in Sydney in 2005.

(3) Administrative expenses, comprising mainly depreciation, hotel administrative expenses, and salaries and related expenses, increased by $30.8 million mainly due to rental expenses incurred for the leaseback of the four abovementioned Singapore hotels from CDL Hospitality Trusts.

(4) Other operating expenses which comprise mainly property taxes and insurance on hotels, hotel other operating expenses and professional fees.

(5) Finance income comprises mainly interest income and net unrealised gain on equities held for trading. The increase in finance income by $14.2 million to $42.5 million (2005: $28.3 million) was due to higher unrealised gain on equities held for trading and interest income from fixed deposits recognised in 2006.

(6) Finance costs comprise primarily interest on borrowings and amortisation of capitalised transaction costs on borrowings and debt securities. The decrease in finance costs by $12.6 million was mainly due to reduction in borrowings in 2006.

(7) Share of after-tax profit of an associate relates to the Group's share of results of CDL Hospitality Trusts.

(8) Share of after-tax profit of jointly-controlled entities increased by $50.3 million to $108.9 million (2005: $58.6 million). The increase was mainly due to profit recognised from the St. Regis Residences, The Sail @ Marina Bay and Parc Emily as well as the write-back of foreseeable losses and allowance for impairment loss for certain development properties and property, plant & equipment held by certain jointly-controlled entities. The increase would have been higher if not for the profit recognised in 2005 from the sale of MyeongDong Central Building in Seoul which was held by a jointly-controlled entity in which the Group has a 50% interest.

(9) Income tax expense for the year is derived at by applying the varying statutory tax rates on the taxable profits/(losses) and taxable/deductible temporary differences of the different countries in which the Group operates, and after adjusting for write-back of overprovision of taxation in prior years of $2.2 million (2005: $19.0 million).

The overall effective tax rate for the Group is 18.7% (2005: 23.5%).

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	Note	<------ The Group ------->		<-- The Company --->	
		As at 31.12.2006 S$'000	As at 31.12.2005 S$'000	As at 31.12.2006 S$'000	As at 31.12.2005 S$'000
Non-current assets					
Property, plant and equipment		6,318,829	7,062,040	342,352	561,000
Intangible assets		60	73	-	-
Investments in subsidiaries		-	-	2,219,682	2,187,325
Investment in an associate		116,990	-	-	-
Investments in jointly-controlled entities		289,014	139,270	50,054	48,654
Financial assets		152,858	109,316	39,582	37,752
Other non-current assets		277,294	287,226	137,202	107,738
		7,155,045	7,597,925	2,788,872	2,942,469
Current assets					
Development properties		2,281,858	1,886,488	1,469,935	1,484,558
Consumable stocks		14,507	13,875	-	1,014
Financial assets		70,703	52,069	-	-
Trade and other receivables		705,328	771,177	1,376,141	1,104,580
Cash and cash equivalents		776,924	573,608	99,741	137,726
		3,849,320	3,297,217	2,945,817	2,727,878
Total assets		11,004,365	10,895,142	5,734,689	5,670,347
Equity attributable to equity holders of the parent					
Share capital	(1)	1,991,397	460,944	1,991,397	460,944
Reserves		2,743,138	4,086,872	1,914,961	3,299,588
		4,734,535	4,547,816	3,906,358	3,760,532
Minority interests		1,645,564	1,527,445	-	-
Total equity		6,380,099	6,075,261	3,906,358	3,760,532
Non-current liabilities					
Interest-bearing borrowings	(2)	2,316,947	2,679,926	589,384	917,467
Other liabilities		53,323	46,951	10,070	8,663
Employee benefits		45,178	45,877	-	-
Provisions		5,548	8,377	-	-
Deferred tax liabilities		467,267	433,549	22,955	20,437
		2,888,263	3,214,680	622,409	946,567
Current liabilities					
Bank overdrafts		2,319	2,815	-	-
Trade and other payables		572,641	590,480	542,253	770,790
Interest-bearing borrowings	(2)	1,029,152	910,422	610,427	175,264
Other liabilities		2,498	2,394	-	-
Employee benefits		16,336	15,602	1,477	1,191
Provision for taxation		110,701	81,630	51,765	16,003
Provisions		2,356	1,858	-	-
		1,736,003	1,605,201	1,205,922	963,248
Total liabilities		4,624,266	4,819,881	1,828,331	1,909,815
Total equity and liabilities		11,004,365	10,895,142	5,734,689	5,670,347

Notes :

(1) Resulting from the Companies (Amendment) Act 2005 which came into operation on 30 January 2006, any amount standing to the credit of the Company's share premium account as at 29 January 2006 became part of the Company's share capital on 30 January 2006.

(2) These balances are stated at amortised cost after taking into consideration their related transaction costs.

1(b)(ii) Aggregate amount of group's borrowings and debt securities.

The Group's net borrowings refer to aggregate borrowings from banks, financial institutions and finance lease creditors, after deducting cash and cash equivalents. It excludes advances from minority shareholders of certain subsidiaries, deferred real estate taxes payable, retention sums payable, other payables and deposits received. Unamortised balance of transaction costs have not been deducted from the gross borrowings.

		As at 31/12/2006 S$'000	As at 31/12/2005 S$'000
Unsecured			
-repayable within one year		641,377	175,798
-repayable after one year		1,546,115	1,499,589
	(a)	2,187,492	1,675,387
Secured			
-repayable within one year		390,714	737,884
-repayable after one year		777,855	1,187,605
	(b)	1,168,569	1,925,489
Gross borrowings	(a)+(b)	3,356,061	3,600,876
Less: cash and cash equivalents		(776,924)	(573,608)
Net borrowings		2,579,137	3,027,268

Decrease in net borrowings by $448.1m was mainly funded by the proceeds received from the disposal of the long leasehold interest in Grand Copthorne Waterfront Hotel, Orchard Hotel (including Orchard Hotel Shopping Arcade), M Hotel and Copthorne King's Hotel to CDL Hospitality Trusts.

Details of any collateral

Where secured, borrowings are collateralised by:

- mortgages on the borrowing companies' land and buildings and/or hotel properties and/or
- assignment of all rights and benefits to sale, lease and/or insurance proceeds

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Full Year Ended 31 December 2006 S$'000	2005 S$'000
Operating Activities		
Profit before income tax	692,278	403,862
Adjustments for:		
Allowance for foreseeable losses on development properties written back (net)	(38,561)	(7,296)
Depreciation and amortisation	155,705	170,705
Dividend income	(9,647)	(9,136)
Finance income	(42,468)	(28,269)
Impairment losses on property, plant and equipment (net)	9,220	24,530
Interest expense	135,085	145,307
Loss on liquidation of a jointly-controlled entity	1,247	-
Property, plant and equipment written off	3,429	758
Profit on sale of long leasehold interest in hotels and property, plant and equipment	(153,581)	(21,507)
Profit on sale of investments	(205)	-
Share of after-tax profit of an associate	(5,956)	-
Share of after-tax profit of jointly-controlled entities	(108,912)	(58,625)
Value of employee services received for issue of share options	1,822	1,789
Operating profit before working capital changes	639,456	622,118
Changes in working capital		
Development properties	(159,485)	170,341
Stocks, trade and other receivables	(82,457)	33,156
Trade and other payables	(2,991)	(12,702)
Employee benefits	(3,012)	(2,108)
Cash generated from operations	391,511	810,805
Income tax paid	(62,121)	(91,958)
Cash flows from operating activities carried forward	**329,390**	**718,847**

	Full Year Ended 31 December	
	2006	2005
	S$'000	S$'000
Cash flows from operating activities brought forward	**329,390**	**718,847**
Investing Activities		
Acquisition of subsidaries (net of cash acquired)	(10,433)	(4,519)
Dividends received		
- financial investments	8,379	9,136
- jointly-controlled entities	28,204	12,688
Interest received	48,934	27,708
Proceeds from sale of long leasehold interest in hotels and property, plant and equipment	869,106	125,920
(Purchase)/Disposal of investments in jointly-controlled entities	(250)	86,975
Purchase of investment in an associate	(229,640)	-
Purchase of financial assets	(51,509)	(55,963)
Purchase of intangible assets	(5)	(3)
Purchase of property, plant and equipment	(177,325)	(300,066)
Cash flows from investing activities	485,461	(98,124)
Financing Activities		
Capital contribution from minority shareholders	12,001	2,072
Dividends paid	(198,123)	(119,710)
Fixed deposits pledged to a financial institution	1,026	(16)
Interest paid (including amounts capitalised as property, plant and equipment and development properties)	(151,471)	(161,719)
Net proceeds from revolving credit facilities and short-term bank borrowings	116,761	107,514
Payment of transaction costs	(1,571)	(2,986)
Proceeds from bank borrowings	232,993	1,257,472
Proceeds from issue of shares	51,251	42,016
Proceeds from issuance of bonds and notes	479,031	412,601
Repayment of bank borrowings	(787,158)	(1,405,041)
Repayment of bonds and notes	(300,455)	(783,240)
Repayment to finance leases	(5,734)	(5,361)
Repayment of other long-term liabilities	(405)	(442)
Repayment from related corporations	(35,345)	(209,149)
Cash flows from financing activities	(587,199)	(865,989)
Net increase/(decrease) in cash and cash equivalents carried forward	**227,652**	**(245,266)**

	Full Year Ended 31 December	
	2006	2005
	S$'000	S$'000
Net increase/(decrease) in cash and cash equivalents brought forward	**227,652**	**(245,266)**
Cash and cash equivalents at beginning of the year	569,767	825,663
Effect of exchange rate changes on balances held in foreign currencies	(22,814)	(10,630)
Cash and cash equivalents at end of the year	**774,605**	**569,767**
Cash and cash equivalents comprise:-		
Cash and cash equivalents as shown in the Balance Sheet	776,924	573,608
Less: Fixed deposits pledged to a financial institution	-	(1,026)
Bank overdrafts	(2,319)	(2,815)
	774,605	569,767

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

The Group	<——Attributable to equity holders of the parent——>								
	Share Capital S$m	Share Prem. S$m	Cap. Res. S$m	Other Res.* S$m	Exch. Fluct. Res. S$m	Accum. Profits S$m	Total S$m	Minority Interests S$m	Total Equity S$m
At 1 January 2005[1]	452.5	1,458.7	148.2	9.8	145.2	2,149.7	4,364.1	1,460.8	5,824.9
Translation differences on consolidation of foreign subsidiaries	-	-	-	-	(3.8)	-	(3.8)	8.3	4.5
Exchange differences on hedge of net investments in foreign entities	-	-	-	-	(2.1)	-	(2.1)	(1.4)	(3.5)
Exchange differences on monetary items forming part of net investments in foreign entiites	-	-	-	-	2.7	-	2.7	1.9	4.6
Change in fair value of equity investments available-for-sale	-	-	-	6.2	-	-	6.2	3.9	10.1
Acturial losses on defined benefits plans	-	-	-	-	-	(3.3)	(3.3)	(3.1)	(6.4)
Net gains/(losses) recognised directly in equity	-	-	-	6.2	(3.2)	(3.3)	(0.3)	9.6	9.3
Profit for the year	-	-	-	-	-	200.4	200.4	108.7	309.1
Total recognised income and expenses for the year	-	-	-	6.2	(3.2)	197.1	200.1	118.3	318.4
Issue of ordinary shares	8.4	33.6	-	-	-	-	42.0	-	42.0
Change of interest in subsidiaries	-	-	-	-	-	-	-	2.1	2.1
Value of employee services received for issue of share options	-	-	-	0.9	-	-	0.9	0.9	1.8
Transfer of hedging reserve on realisation for the year	-	-	-	6.4	-	-	6.4	5.8	12.2
Dividends	-	-	-	-	-	(65.7)	(65.7)	(60.5)	(126.2)
At 31 December 2005	460.9	1,492.3	148.2	23.3	142.0	2,281.1	4,547.8	1,527.4	6,075.2
Translation differences on consolidation of foreign subsidiaries	-	-	-	-	(54.9)	-	(54.9)	(55.3)	(110.2)
Exchange differences on hedge of net investments in foreign entities	-	-	-	-	(1.3)	-	(1.3)	(0.1)	(1.4)
Exchange differences on monetary items forming part of net investments in foreign entiites	-	-	-	-	(4.1)	-	(4.1)	(3.7)	(7.8)
Change in fair value of equity investments available-for-sale	-	-	-	4.0	-	-	4.0	-	4.0
Share of hedging reserve of an associate	-	-	-	(0.2)	-	-	(0.2)	(0.2)	(0.4)
Share of issue expenses of an associate	-	-	(3.3)	-	-	-	(3.3)	(3.0)	(6.3)
Actuarial losses on defined benefit plans	-	-	-	-	-	(1.4)	(1.4)	(1.4)	(2.8)
Net gains/(losses) recognised directly in equity	-	-	(3.3)	3.8	(60.3)	(1.4)	(61.2)	(63.7)	(124.9)
Profit for the year	-	-	-	-	-	351.7	351.7	211.3	563.0
Total recognised income and expenses for the year	-	-	(3.3)	3.8	(60.3)	350.3	290.5	147.6	438.1
Change of interest in subsidiaries	-	-	2.3	-	-	-	2.3	9.5	11.8
Value of employee services received for issue of share options	-	-	-	0.9	-	-	0.9	0.9	1.8
Issue of ordinary shares	50.9	0.4	-	-	-	-	51.3	-	51.3
Transfer from share premium account to share capital upon implementation of the Companies (Amendment) Act 2005	1,479.6	(1,492.7)	-	-	-	13.1	-	-	-
Dividends	-	-	-	-	-	(158.3)	(158.3)	(39.8)	(198.1)
At 31 December 2006	1,991.4	-	147.2	28.0	81.7	2,488.2	4,734.5	1,645.6	6,380.1

** Other reserves comprise mainly Fair Value Reserve arising from available-for-sale investments.*

Note

(1): The balances as at 1 January 2005 have been restated to take into account the adjustments arising from the adoption of various new/revised Financial Reporting Standards (FRSs) and the changes in accounting policies detailed in Note 34 of 2005 annual report of the Group

The Company	Share Capital S$m	Share Premium S$m	Capital Res. S$m	Fair Val. Res. S$m	Accum. Profits S$m	Total S$m
At 1 January 2005[1]	452.5	1,445.6	63.7	13.2	1,701.0	3,676.0
Change in fair value of equity investments available-for-sale	-	-	-	4.5	-	4.5
Net gain recognised directly in equity	-	-	-	4.5	-	4.5
Profit for the year	-	-	-	-	103.7	103.7
Total recognised income and expenses for the year	-	-	-	4.5	103.7	108.2
Issue of ordinary shares	8.4	33.6	-	-	-	42.0
Dividends	-	-	-	-	(65.7)	(65.7)
At 31 December 2005	460.9	1,479.2	63.7	17.7	1,739.0	3,760.5
Change in fair value of equity investments available-for-sale	-	-	-	1.5	-	1.5
Net gain recognised directly in equity	-	-	-	1.5	-	1.5
Profit for the year	-	-	-	-	251.4	251.4
Total recognised income and expenses for the year	-	-	-	1.5	251.4	252.9
Issue of ordinary shares	50.9	0.4	-	-	-	51.3
Transfer from share premium account to share capital upon implementation of the Companies (Amendment) Act 2005	1,479.6	(1,479.6)	-	-	-	-
Dividends	-	-	-	-	(158.3)	(158.3)
At 31 December 2006	1,991.4	-	63.7	19.2	1,832.1	3,906.4

Note:

(1): The balances as at 1 January 2005 have been restated to take into account the adjustments arising from the adoption of various new/FRSs and the changes in accounting policies detailed in Note 34 of 2005 annual report of the Group.

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

Ordinary share capital

During the year ended 31 December 2006, the Company issued 20,500,272 new ordinary shares pursuant to the exercise of subscription rights by bonus warrants holders, thus bringing the total number of issued ordinary shares as at 31 December 2006 to 909,301,330 (31 December 2005: 888,801,058 ordinary shares).

As at 31 December 2006, there were no outstanding bonus warrants as bonus warrants which were not exercised as at 10 May 2006 (date of expiry of the subscription rights comprised in the bonus warrants) had lapsed (31 December 2005: 21,103,149 warrants outstanding).

Preference share capital

There were no additional non-redeemable convertible non-cumulative preference shares ("Preference Shares") issued during the year ended 31 December 2006. The total number of issued Preference Shares as at 31 December 2006 and 31 December 2005 is 330,874,257.

As at 31 December 2006, the maximum number of ordinary shares that may be issued upon full conversion of all the Preference Shares at the sole option of the Company is 44,998,898 ordinary shares (31 December 2005: 44,998,898 ordinary shares).

2. Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.

The figures have neither been audited nor reviewed by our auditors.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Except for the adoption of various new/revised Financial Reporting Standards issued by the Council on Corporate Disclosure and Governance, which took effect from 1 January 2006 (refer item 5 below), the accounting policies and methods of computation adopted are consistent with those applied in the audited financial statements for the year ended 31 December 2005.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

Other than the adoption of various new/revised Financial Reporting Standards issued by the Council on Corporate Disclosure and Governance, which took effect from 1 January 2006, there has been no change in the accounting policies and methods of computation adopted by the Group. The adoption of the new/revised Financial Reporting Standards is not expected to have a significant impact on the financial statements of the Group.

6. Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	Full Year Ended 31 December	
	2006	2005 (restated)
Basic Earnings per share (cents)	37.0	20.8
Diluted Earnings per share (cents)	36.6	20.5
Earnings per share is calculated based on:		
a) Profit attributable to equity holders of the parent (S$'000) (*)	338,755	187,493
b) Weighted average number of ordinary shares in issue:		
- basic	915,414,150	902,093,318
- diluted (**)	960,413,048	916,439,567

* *After deducting preference dividends of $12,904,000 declared or paid in 2006 and 2005.*

** *For computation of diluted earnings per share, the weighted average number of ordinary shares has been adjusted for any dilutive effect of potential ordinary shares arising from the exercise of all outstanding bonus warrants and conversion of all preference shares. For year ended 31 December 2005, the preference shares were anti-dilutive and therefore were excluded from the calculation of diluted earnings per share.*

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the:-
(a) current financial period reported on; and
(b) immediately preceding financial year.

	The Group		The Company	
	30/12/2006 S$	31/12/2005 S$	30/12/2006 S$	31/12/2005 S$
Net Asset Value per ordinary share based on issued share capital of 909,301,330 ordinary shares as at 31 December 2006 (888,801,058 ordinary shares as at 31 December 2005).	5.21	5.12	4.30	4.23

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Local Industry Review

The economy performed favourably in 2006 with a GDP growth of 7.9% and an all-time high in employment creation was achieved during the year. The Government has restructured our economy and has laid a solid foundation to propel Singapore into its next phase of growth as a global city. Its strategies of attracting skilled foreign talent and developing Singapore into a leading Asian hub for wealth management, tourism, education, medical and health, science and technology, bio-medical, logistics, and an advanced international business and financial centre, plus other forward looking initiatives, have started to place this city into the global limelight, thereby turning Singapore into an attractive strategic investment hub in Asia.

The property market has performed well during the year following its slow recovery which began at the end of 2004. Private residential property prices have increased by 10.2% compared to 3.9% last year. The increase in prices was led by the high-end projects in the prime districts of 9, 10, 11 as well as new districts like Marina Bay/Downtown Core and Sentosa Cove which increased by 17% for 2006. Private apartments within the rest of central region and outside the central region rose by only 3% and 4.2% respectively. The market has evolved into a segmented one with high-end luxury segment achieving significant increases as compared to the mid-to-low segment. This has prompted the Government to reclassify property price indices to better reflect the price trends in the different segments.

Whilst the recovery of the market was propelled by the high-end luxury segment, the improvement is mainly due to an improving economy, renewed confidence and pent-up demand from limited high-end supply when the property market was suffering for almost 10 challenging years. Increased interest from well-heeled foreigners who are global investors, who tend to have more than one home in more than one major key city, add further confidence in the Singapore economy. Overall, prices for the property market are still below its peak of 1996.

Transaction volume also registered a new record level of 11,147 units as compared to an average of about 7,500 units per annum for the last 10 years.

When Singapore was restructuring its economy, rental for the office sector was low. But now, the situation is reversed with more business investments on-stream and companies expanding its operations. This had led to a natural phenomenon as the office sector has performed remarkably well with rentals increasing by more than 30% for 2006. Grade A office space has once again hit the high of $13.00 per square foot. Average occupancy was 89.5% and a shortage of prime office space is expected in the next few years.

The retail sector has also performed well with occupancy of about 95% and prime rental increasing by about 4.6%.

Group Performance

For the year ended 31 December 2006, the Group delivered a sterling performance with attributable profit rising by 76% to $351.7 million (2005: $200.4 million) on the back of higher revenue of $2.55 billion (2005: $2.37 billion) and improved margins from both the property development and hotel segments. Pre-tax profit of $150.9 million was also recognised on the disposal of long leasehold interest in four hotels to CDL Hospitality Trusts (CDLHT). Basic earnings per share increased by 78% to 37.0 cents for the year (2005: 20.8 cents).

In view of the excellent results, the Board has now proposed the payment of a special final gross dividend of 10 cents per share to be paid together with the final gross dividend of 7.5 cents per share. After taking into consideration the special interim dividend of 7.5 cents which was paid on 27 December 2006, the total dividend proposed or paid by the Group to its ordinary shareholders for the year under review amount to 25.0 cents per share. This is twice the amount of 12.5 cents per share paid for year 2005.

The Group has continued to be the only major listed Singapore property company that has adopted a conservative accounting policy of depreciating its investment properties as allowed by the Financial Reporting Standards (FRS). When FRS 40 on investment properties becomes mandatory from 1 January 2007, the Group will continue to adopt its current policy of stating its investment properties at cost less accumulated depreciation. If the Group were to adopt the policy of stating its investment properties at valuation, it will be able to boost its results significantly through the recognition of revaluation surpluses. However, the Group is of the view that as investment properties are held as long-term investments, by stating them at valuation would result in the recognition of unrealised gains in the profit and loss account which may, in turn, cause a fluctuation in its actual operating performance from year to year depending on the state of the market. If other listed property companies were to state their investment properties at valuation, this difference in accounting treatment will render our financial results not directly comparable with theirs.

Property

2006 was an exciting and successful year for the Group. Although it sold 1,337 units in 2006, which is lower than the 2,071 units achieved in 2005, the sales value for 2006 of $2.77 billion was substantially higher compared to $1.66 billion achieved in 2005.

The Group is confident that the Singapore property market will continue to perform well. We have focused our priority and resources on the domestic market and are now well positioned to maximise and reap the benefits in a market that we know best, and one that is on an upswing momentum. The Group has remained steadfast to its strategy to be the proxy to the Singapore real estate market. It has maintained its leadership position by spearheading the launch of several extraordinary developments and created much buzz in the high-end market segment.

It successfully launched four high-end projects in 2006. The Group set new benchmarks by redefining lifestyles in Singapore with the launch of the first of its kind, the prestigious St. Regis Residences in early June. During the launch, it set unprecedented record prices of over $3,000 per square foot, commanding a 30% premium. This development comprising only a limited 173 beautifully appointed apartments pushed the envelope of sophistication and introduced an unmatched ultimate luxury to Singapore. This joint-venture project was released for sale in phases and to date, 134 units out of the 150 units released for sale have been sold. Over 75% of units sold have been bought by well-heeled foreigners who understand the value of branded residences. By year end of 2007, the hotel is scheduled to be open whilst the residences are expected to be ready in 2008. With their completion, the holistic branded residence experience will be realised and appreciated.

In mid-June, the Group also released for sale Residences @ Evelyn, a 208-unit joint-venture development located on an elevated site in the prime Newton vicinity, which is near completion. All phases of this project have since been launched. To date, more than 93% of the project has been sold. Another highlight of the Group's launches was the highly successful 264-unit waterfront enclave - The Oceanfront @ Sentosa Cove. Launched in July, this 50:50 joint-venture development met with phenomenal response, setting new benchmark prices for Sentosa Cove at that time. The project has been fully sold.

In November, the Group launched Phase 1 of Tribeca by the Waterfront, a 175-unit, freehold luxurious development located next to Grand Copthorne Waterfront Hotel and boast panoramic views of the Singapore River. It met with good response and to date, of the 140 units released, 127 units have already been sold.

Even though the recovery of the property market has been mainly confined to the high-end segment, the mid-tier market is also slowly making some progress. In October, the Group, together with its joint-venture partners launched the sale of 472-unit freehold condominium, Ferraria Park in the Changi/Loyang area. More than 70% of the 250 units released under two phases have since been sold and we expect the sales to pick up as the recovery of the property market begins to be more broad based.

During the year, the Group booked in profits from both St. Regis Residences and The Sail @ Marina Bay which are joint-venture developments. Other joint-venture developments contributing towards the profits include The Pier @ Robertson, Savannah CondoPark, Parc Emily, Residences @ Evelyn and Edelweiss Park. Wholly-owned projects such as City Square Residences also contributed to the profits for the year under review.

However, profits from The Oceanfront @ Sentosa Cove, Tribeca by the Waterfront and Ferraria Park have not been accounted for as these projects are still in the early stage of construction.

The office market has performed robustly with limited supply and strong demand due to the improving economy. Occupancy rate of the Group's properties has improved to 92.3% and rental rates upon renewal of leases would be adjusted to the current market level. As office leases are usually committed for three to five years, adjustments would take time and rental increase for the portfolio would be gradual and steady.

Grade A offices performed particularly well with Republic Plaza achieving about $13.00 per square foot, surpassing the earlier peak of $11.00 per square foot in 1996.

In line with the Group's strategic land acquisition policy to replenish its land bank, the Group successfully acquired four parcels of strategically located sites with land area of about 917,000 square feet and potential development areas of approximately more than 1.8 million square feet. Cost of these acquisitions amount to over $1 billion.

Hotel

Millennium & Copthorne Hotels plc (M&C), in which the Group has a 53% interest delivered the highest level of profits since its listing in 1996. The positive results are due to an improvement in operating profits and realisation of some capital gains from the disposal of a few assets.

Revenue increased 8.6% to £646.3 million (2005: £595.2 million) with headline operating profit up 15.4% to £124.7 million (2005: £108.1 million). Headline profit before tax (excluding other operating income and impairment) rose to £94.4 million, an increase of 27.6% (2005: £74.0 million). For the year under review, M&C sold the long term leasehold interests in three Singapore hotels to CDLHT. This realised £210.6 million in cash of which £78 million was reinvested for a 39.1% stake in CDLHT.

The strong and sustainable results achieved are a testimony of the focused strategy laid down by its board in 2004 during the industry's low point in 2003, which was aimed at restoring M&C's profitability, redeploying its assets and developing the hotel brand, whilst maintaining a dividend consistent with the Group's overall performance.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

The Group's performance for the year under review is in line with its expectations as disclosed in the announcement of results for the nine months ended 30 September 2006.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

Property

The economy is expected to perform strongly and the Government has recently upgraded its forecast to 4.5% - 6.5% from the earlier estimate of 4% - 6%.

Demand for residential properties is expected to remain strong in 2007 given the forecast of almost full employment, strong economic growth across the various sectors, the official policy of attracting foreign talent, low interest rate environment and the remaking of Singapore economy to broaden its growth potentials.

In January 2007, the Group launched the much-awaited One Shenton – a redevelopment of an old office building in the Central Business District into a residential project. The response to this 341-unit iconic masterpiece located in the Marina Bay vicinity was overwhelming.

With the continuing strong demand in the high-end luxury market segment, the Group has lined up three upmarket projects for launch in the next few months.

The first is the boutique 59-unit development at Balmoral Park/Stevens Road known as The Solitaire. With its good location, hilltop views and fine architecture, good response is expected. The second project is the luxurious development at the former Kim Lin Mansion site on Grange Road. This distinctive 110-unit development, with generous landscaping, comprises good size apartments with most of the units offering a 360° view of the surrounding is attracting interests from individuals as well as real estate funds and corporate investors. Both are freehold developments.

The third development is the much sought-after 223-unit luxurious residential development at Quayside Collection at Sentosa Cove. With all units having water or marina views, and the popularity of Sentosa Cove, the response is expected to be overwhelming.

In view of the improving sentiments in the mid-market segment, the Group is also planning to launch this year a 50:50 joint-venture development at the former Parkview site. This 493-unit project will be launched in phases.

Construction costs have increased over the last 12 months due to higher demand resulting from the more active property market and construction of the two mega Integrated Resorts. Cost of new developments has increased and will underpin the improving property prices.

The Group has recently acquired another enbloc sale site at Thomson Road. The Albany consisting 56,865 square feet (including the adjoining state-land) has the potential to be developed into a 36-storey residential project with about 135 apartments, strengthening its presence in this vicinity. The Group has earlier purchased in March 2006 the adjoining Lock Cho Apartments, Comfort Mansion and a four-storey walk-up apartment which has a combined plot area of about 137,479 square feet and if amalgamated with the adjoining state land, it will enlarge the site to approximately 178,000 square feet. With a permissible height of up to 36 storeys, the proposed freehold development is expected to comprise about 380 to 400 apartments. This is in line with the Group's policy of strategic land acquisition.

Construction of the 700,000 square feet City Square Mall has begun and it is expected to open for business in 2009. The project has generated much interest among the major retailers and the Group is in the midst of negotiation with several of them for anchor tenancies in the Mall.

The Group has received expressed interest for its retail properties to be injected into a REIT. The Group is keeping its options open and may even consider its own retail REIT at the right time.

The office market is expected to perform very well in the next few years especially with tightening supply and growing demand. Occupancy of our office portfolio is almost 94% now and rentals are expected to continue to improve further this year. The Group is mindful that an office REIT is a trendy proposition and one that the market expects. But the timing of when to list is critical as the yield is used to determine the capital value of the assets in a REIT. Unlike a hospitality REIT where hotel rates can be changed overnight, office tenancy agreements can only be renewed when the leases expire, usually in three to five years. It is in the Group's interest to ensure that our real estate values are maximised for our shareholders. The Group is evaluating various proposals submitted by investment bankers to determine the viability of creating an office REIT at this point of time or at some future date. Alternatively, we are also considering other proposals to unlock shareholder value. We will evaluate our options and an announcement will be made in due course.

Hotel

M&C remains committed to grow its international hotel business as a long-term owner and operator of hotels in many global gateway cities. Its main focus is to create larger, more sustainable earning streams with better gross margins.

The Group has continued to view its investment in M&C with a unique twin strategy. By being a hotel operator, it has been able to generate positive, sustainable cash flow for the Group. At the same time, it has been able to utilise its real estate expertise to exploit the maximum value of its hotel assets and enhance the real estate value by elevating the status of some of its key strategic hotels in prime locations through total refurbishment and redevelopment like the Zenith Residences in Sydney, conversion of Sunnyvale (Silicon Valley, USA) and even the potential redevelopment of some other hotels in London and USA. Furthermore, the Group is also lending its expertise to help to develop a super luxurious condominium in Kuala Lumpur, Malaysia, located along the popular shopping belt which is a piece of prime property owned by M&C just next to the Regent Hotel. The Group has also been able to unlock shareholder value when the opportunity is right as was done in the case of the sale of The Plaza Hotel in New York and the recent flotation of the hospitality REIT.

With its strong balance sheet and the flexibility created through the hospitality REIT platform, M&C is in an advantageous and enviable position to seize opportunities and is well placed for its next phase of growth.

M&C will also continue to strengthen its brand positioning and grow its presence through management contracts. It announced the winning of 9 new management contracts in 2006 taking the total number of rooms signed since 2004 to just under 4,000 and the total number of management contracts to 21.

The M&C board had earlier laid the foundation with focused strategies for M&C during the difficult period of 2003. With the appointment of the new Group Chief Executive Officer, Peter Papas, with effect from 1 March 2007, his broad experience and hands-on leadership will provide a fresh impetus to drive organic growth as well as selected acquisitions at the opportune time so as to bring M&C to the next level. M&C is confident that with a new and solid management team, it is well poised to propel the business forward to achieve higher and more sustainable growth.

Group Prospects

The prospect for the Singapore real estate market looks bright for the next few years. The government has restructured our economy and is making it an attractive place to live, work and play. There are various factors which have contributed to the attraction of global investors.

Firstly, there is now increased liquidity in the world and relatively lower risk premiums paid by corporate borrowers. With globalization and innovation, there is a global financial revolution with greater access to global funds. More companies have an increased appetite to invest and Singapore is a favourite choice investment city.

Secondly, the Singapore economy today is more vibrant and sustainable with great potential. Foreign capital is flowing into Singapore as the government has put in place a stable, cosmopolitan and conducive environment for investment. It has remained nimble and determined to push ahead to develop Singapore into a global city. This has attracted many investors to Singapore as their base for expansion into the resurgent Asia Pacific region.

Thirdly, non-traditional markets such as China, Russia, India and Middle East which have attained emerging wealth are also attracted to Singapore and are starting to explore opportunities here as a springboard to the dynamic Asia Pacific markets.

Singapore is well positioned to reap the benefits of these market trends. The influx of foreign investments, foreign talents, high net worth individuals into Singapore and increased tourism with visitor arrivals has translated into a rise in demand and interest for the real estate market which augurs well for our economy.

With the locked-in profits from progressive recognition of pre-sold development projects, the Group is confident to perform even better over the next 12 months.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Yes.

The Company had paid the following special interim ordinary dividend to ordinary shareholders and non-cumulative preference dividends to holders of City Developments Limited Non-redeemable Convertible Non-cumulative Preference Shares ("Preference Shares").

Name of Dividend	Special Interim Ordinary Dividend	Preference Dividend	
Date of payment	27 December 2006	30 June 2006	3 January 2007
Dividend Type	Cash	Cash	Cash
Dividend Amount (in cents)	7.5 cents (gross) per Ordinary Share	1.93 cents (net) per Preference Share^	1.97 cents (net) per Preference Share^
Dividend rate (in %)	N.A.	3.9% (net) per annum on the issue price of each Preference Share	3.9% (net) per annum on the issue price of each Preference Share
Dividend period	N.A.	From 31 December 2005 to 29 June 2006 (both dates inclusive)	From 30 June 2006 to 30 December 2006 (both dates inclusive)
Issue price	N.A.	$1.00 per Preference Share	$1.00 per Preference Share
Tax rate	20%	20%	20%

^ *Preference dividend for each Preference Share is calculated at the dividend rate of 3.9%(net) per annum of the issue price of $1.00 for each Preference Share on the basis of the actual number of days comprised in the dividend period divided by 365 days.*

Subject to ordinary shareholders' approval at the Annual General Meeting to be held on 26 April 2007, the following Ordinary dividends have been proposed:

Name of Dividend	Proposed Final Dividend	Proposed Special Final Dividend
Dividend Type	Cash	Cash
Dividend Amount (in cents)	7.5 cents (gross) per Ordinary Share	10.0 cents (gross) per Ordinary Share
Tax rate	18%	18%

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Yes.

Name of Dividend	Preference Dividend	
Date of payment	30 June 2005	3 January 2006
Dividend Type	Cash	Cash
Dividend Amount per Preference Share (in cents)	1.93 cents (net)	1.97 cents (net)
Dividend rate (in %)	3.9% (net) per annum on the issue price of each Preference Share	3.9% (net) per annum on the issue price of each Preference Share
Dividend period	From 31 December 2004 to 29 June 2005 (both dates inclusive)	From 30 June 2005 to 30 December 2005 (both dates inclusive)
Par value of Preference Shares*	$0.05 per Preference Share	$0.05 per Preference Share
Issue price of Preference Shares	$1.00 per Preference Share	$1.00 per Preference Share
Tax rate	20%	20%

Name of Dividend	First & Final Ordinary Dividend	Special Ordinary Dividend
Date of payment	19 May 2006	19 May 2006
Dividend Type	Cash	Cash
Dividend Amount per Ordinary Share (in cents)	7.5 cents (gross)	5.0 cents (gross)
Dividend rate (in %)	15% per Ordinary Share (less tax)	10% per Ordinary Share (less tax)
Par value of Ordinary Shares*	$0.50 per Ordinary Share	$0.50 per Ordinary Share
Tax rate	20%	20%

* Par value of preference shares and ordinary shares were abolished on 30 January 2006.

(c) Date payable

Subject to ordinary shareholders' approval at the Annual General Meeting to be held on 26 April 2007, the proposed final ordinary dividend and special final ordinary dividend for 2006 will be payable on 18 May 2007.

(d) Books Closure Date

NOTICE IS HEREBY GIVEN that the subject to the ordinary shareholders' approval of the payment of a final ordinary dividend of 7.5 cents and a special final ordinary dividend of 10 cents per ordinary share less 18% Singapore income tax in respect of the financial year ended 31 December 2006 at the Annual General Meeting to be held on 26 April 2007, the Ordinary Shares Transfer Books and Register of Holders of ordinary shares of the Company will be closed on 4 May 2007. Duly completed registrable transfers received by the Company's Registrar, M&C Services Private Limited of 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 p.m. on 3 May 2007 will be registered to determine ordinary shareholders' entitlement to the dividend. In respect of ordinary shares in securities accounts with The Central Depository (Pte) Limited ("CDP"), the said final ordinary dividend will be paid by the Company to CDP who will distribute the ordinary dividend to the holders of the securities accounts.

12. If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT
(This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.

By Business Segments

	The Group			
	Revenue Full Year Ended		Profit before tax (*) Full Year Ended	
	2006 S$'000	2005 S$'000	2006 S$'000	2005 S$'000
Property Development	484,980	365,045	225,811	151,227
Hotel Operations	1,846,378	1,803,256	396,598	213,003
Rental Properties	168,066	160,072	30,047	27,566
Others	47,380	45,906	39,822	12,066
	2,546,804	2,374,279	692,278	403,862

** Includes share of after-tax profit of an associate and jointly-controlled entities.*

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Property Development

Revenue increased to $485.0 million (2005: $365.0 million) and pre-tax profit increased by $74.6 million (or 49.3%) to $225.8 million (2005: $151.2 million).

Projects that contributed to both revenue and profit include City Square Residences, Residences @ Evelyn, Savannah CondoPark, The Imperial, The Pier at Robertson, The Equatorial and sale of the apartments in Zenith Residences, Sydney held by its subsidiary, Millennium & Copthorne Hotels plc. In accordance to the Group's policy of equity accounting for the results of its jointly-controlled entities, whilst revenue from The Sail @ Marina Bay, Parc Emily, St. Regis Residences and Edelweiss Park has not been consolidated into the Group's total revenue, the Group's share of profits arising from these joint venture developments has been included in pre-tax profit.

The increase in revenue is mainly attributable to contributions from City Square Residences, Residences @ Evelyn, The Imperial and sale of apartments in Sydney.

Total sales value achieved for year 2006 amounted to $2.77 billion which is substantially higher than that of 2005 of $1.66 billion. The sales value that relates to projects held by the Company and its subsidiaries will continue to be recognised progressively as revenue from current year onwards in accordance with the stage of construction of the projects.

The increase in pre-tax profit, which is in-line with the improvement in revenue, is also due to profit recognised for St. Regis Residences as well as higher contributions from The Sail @ Marina Bay and Parc Emily and higher write-back of allowance for foreseeable losses on unsold units. Profit for 2005 included the gain on sale of Bayswater Tower, Kingsgate Shopping Centre and Kingsgate Commercial Centre in Sydney recognised in 2005.

Hotel Operations

Revenue improved by $43.1 million (or 2.4%) to $1,846.4 million (2005: $1,803.3 million). The increase in revenue is mainly due to improvement in the Group's RevPAR which increased by 8.1% during the year, with particularly strong performances in the United States and Asia.

Pre-tax profit soared to $396.6 million (2005: $213.0 million). The increase in pre-tax profit resulted from improvement in RevPAR, the gain of $150.9 million recognised on sale of the 75-year lease each in Grand Copthorne Waterfront Hotel, Orchard Hotel (including Orchard Hotel Shopping Arcade) and M Hotel, and the remaining 61 years of 99-year leasehold interest in Copthorne King's Hotel to CDL Hospitality Trusts in 2006 and the receipt of business interruption insurance proceeds from insurance broker of $15.9 million in respect of the Millenium Hilton New York. This increase would have been higher if not for the profit of £12.8 million (approximately S$39.8 million) from the settlement of Millenium Hilton insurance dispute in 2005.

Rental Properties

Revenue increased by $8.0 million to $168.1 million (2005: $160.1 million) mainly due to higher carpark income generated and improved average occupancy.

In line with the improvement in revenue, pre-tax profit increased to $30.0 million (2005: $27.6 million). The profit contribution from CDL Hospitality Trusts, in which the Company's 53% subsidiary, Millennium & Copthorne Hotels plc, has a 39% interest, has also contributed additional profit to this segment. The increase would be higher if not for the recognition of gain from the disposal of MyeongDong Central Building in Seoul, held by a jointly-controlled entity in which the Group has a 50% interest and disposal of units in Tanglin Shopping Centre in 2005.

Others

Revenue, comprising mainly income from hotel management, building maintenance contracts, project management, club operations and dividend income, has improved to $47.4 million (2005: $45.9 million).

Pre-tax profit for this segment increased by $27.7 million to $39.8 million (2005: $12.1 million). The increase resulted from higher unrealised gain on equities held for trading, exchange gain on foreign currency denominated deposits and securities and higher management fee income.

15. A breakdown of sales

	← The Group →					
	2006			2005		
	1H S$'000	2H S$'000	Total S$'000	1H (restated) S$'000	2H (restated) S$'000	Total S$'000
Sales	1,143,316	1,403,488	2,546,804	1,102,908	1,271,371	2,374,279
Operating profit after tax before deducting minority interests	131,426	431,540	562,966	106,476	202,646	309,122

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.

Total Annual Net Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Full Year 2006 S$'000	Full Year 2005 S$'000
Ordinary	55,922	54,507
Special	129,121	36,338
Preference	12,904	12,904
Total	**197,947**	**103,749**

The final ordinary dividend and special final ordinary dividend for the year ended 31 December 2006 of 7.5 cents and 10.0 cents respectively per share less 18% tax is subject to the approval of ordinary shareholders at the forthcoming Annual General Meeting and the dividend amounts are based on the number of issued ordinary shares as at 31 December 2006.

17. Interested Person Transactions

Interested Persons	Aggregate value of all interested person transactions conducted in FY2006 under the IPT Mandate pursuant to Rule 920 (excluding transactions less than $100,000)	
Hong Leong Investment Holdings Pte. Ltd. group of companies	Property-related: *(leases, project management, property management and maintenance, marketing, accounting and administrative, cleaning and carpark operation and management services)*	$10,895,755.80
	Financial and Treasury-related: *(inter-company loans)*	$213,351.00
	Total	**$11,109,106.80**
Directors and their immediate family members		Nil

BY ORDER OF THE BOARD

Shufen Loh @ Catherine Shufen Loh
Company Secretary
28 February 2007

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	28-Feb-2007 17:09:59
Announcement No.	00099

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Full Year 2006 Financial Report
Description	Presentation slides on the above matter is attached for information.
Attachments:	CDLFullYear2006Report.pdf Total size = **1525K** (2048K size limit recommended)

Full Year Financial Report
1 Jan – 31 Dec 2006

28 February 2007







CITY DEVELOPMENTS LIMITED

Presentation Outline

I. Singapore Property Market

II. Financial Highlights

III. Operations Review

IV. Market Outlook







Singapore Property Market

Singapore Property Market

Property Price Index - Residential (2002 – 2006)



All Residential
200
180
160
140
120
100
80
Index
Q4 06
130.2
Q4 05
118.2
Q1 02
Q2 02
Q3 02
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Q4 06

Source : URA, 4Q 2006

Singapore Property Market

No. of New Private Residential Units Launched vs
Units Sold (Projects Under Construction) (2002 – 2006)



New Units Launched
New Units Sold (Projects Under Construction)
12,000
10,000
8,000
6,000
4,000
2,000
0
Number of Units
11,069
10,363
2002
2003
2004
2005
2006

	New Units Launched	New Units Sold (Uncompleted)
2002	9,507	8,506
2003	5,216	4,497
2004	5,881	4,617
2005	8,201	7,790
2006	11,069	10,363

Source : URA, 4Q 2006

Singapore Property Market

No. of *Uncompleted Private Residential Units Available* (2001 – 2006)



Not Launched
Launched & Unsold
24,000
20,000
16,000
12,000
8,000
4,000
0
Number of Units
17,197
15,677
14,718
15,836
10,277
9,480
2001
2002
2003
2004
2005
2006

	Launched & Unsold	Not Launched	Total
2001	5,540	11,657	17,197
2002	4,970	10,707	15,677
2003	4,722	9,996	14,718
2004	4,639	11,197	15,836
2005	2,949	7,328	10,277
2006	2,536	6,944	9,480

Source : URA, 4Q 2006

Singapore Property Market

Property Price Index - Commercial (2002 – 2006)



Index
120
100
80
60
40
20
0
Office
Shop
Q4 05
92.5
Q4 06
101.3
Q4 06
89.3
Q4 05
76.3
Q1 02
Q2 02
Q3 02
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Q4 06

Source : URA, 4Q 2006

Singapore Property Market

Average Office Rental in CBD (2002 –2006)



$psf/month
12
10
8
6
4
2
0
Raffles Place
Non CBD-Core
$9.60
$5.90
$5.70
$3.35
2002
2003
2004
2005
2006

Source : JLL Research, 4Q 2006

Singapore Property Market

Average Prime Level Retail Rental (2002 – 2006)



35
30
25
20
15
10
5
0
$psf/month
$28.80
$29.50
$20.20
$21.00
Primary Area (Orchard Road)
Suburban Area
2002
2003
2004
2005
2006

Source : JLL Research, 4Q 2006

Financial Highlights

Financial Highlights

Summary of Financial Highlights

	FY 2005	FY 2006	% Change
Revenue ($m)	2,374	2,547	7
Profit from operations ($m)	468	674	44
Profit before tax ($m)	404	692	71
Profit after tax & MI ($m)	200	352	76

Earnings Per Share (cents):	FY 2005 (Restated)	FY 2006	% Change
Basic	20.8	37.0	78
Diluted	20.5	36.6	79

Financial Highlights

Gross Dividend (cents per ordinary share)

	FY 2005	FY 2006
Special Interim Dividend	-	7.5 cents (Paid)
Final Dividend	7.5 cents	7.5 cents (Proposed)
Special Final Dividend	5.0 cents	10.0 cents (Proposed)
Total	12.5 cents	25.0 cents

Financial Highlights



Group Revenue by Segment
2,374
2,547
2,500
2,000
1,500
1,000
500
0
$ million
365
1,803
160
45
485
1,846
168
48
2005
2006
Property Development
Hotel Operations
Rental Properties
Others
Overall change = ↑7%

Financial Highlights



Contribution To Profit before Tax by Segment (2005 vs 2006)
700
600
500
400
300
200
100
0
$ million
$404m
37%
53%
7%
3%
$692m
33%
57%
4%
6%
2005
2006
Property Development
Hotel Operations
Rental Properties
Others

Financial Highlights

Net Borrowings

CDL Group Total	As at 31/12/05 $m	As at 31/12/06 $m	% Change
Gross Borrowings	3,600.9	3,356.0	↓ 7
Less: Cash and Cash Equivalents	(573.6)	(776.9)	↑ 35
Net Borrowings	3,027.3	2,579.1	↓ 15

Financial Highlights

5-Year Analysis (As at 1 Jan 2007)

	2001	2002	2003	2004	2005	2006
Revenue	$2,227m	$2,289m	$2,326m	$2,380m	$2,374m	$2,547m
Profit before tax	$139m	$243m	$214m	$503m	$404m	$692m
Profit attributable to CDL shareholders	$54m	$151m	$152m	$227m	$200m	$352m
Net Debt Equity Ratio [net borrowings / total equity (include MI)]	0.99	0.82	0.64	0.54	0.50	0.40
Return on equity [net profit / net assets (exclude MI)]	1.4%	3.9%	3.3%	5.2%	4.4%	7.6%
NAV per share	$4.71	$4.82	$5.56	$4.99	$5.12	$5.21
Dividends (proposed/declared)						
Final Ordinary Dividend	7.5 cents/share (Gross)	7.5 cents/share (Gross)	7.5 cents/share (Gross)	7.5 cents/share (Gross)	7.5 cents/share (Gross)	7.5 cents/share (Gross)
Special Ordinary Dividend	-	-	50 cents/share (Gross)	-	5 cents/share (Gross)	7.5 cents/share 10 cents/share
Preference Dividend	-	-	-	2.19 cents/share (net)	3.9 cents/share (net)	3.9 cents/share (net)
EPS - Basic	6.7 (restated)	18.9	18.8	25.3 (restated)	20.8 (restated)	37.0

Operations Review

Operations Review

Property Development – Property Sales

CDL achieved a 67% increase in the sales value of units sold/booked

Property Development (Units sold/booked)

	Sales Value* $'000	No. of Units*	Total Floor Area (sq ft)
Q1-Q4 2006	$2,765,344	1,337	2,161,042
Q1-Q4 2005	$1,659,719	2,071	2,306,970

Sales value of units sold/booked in FY2006 increased by 67%

* Includes share of JV partners

Operations Review

New Residential Project Launches for 1H 2007

Projects	Units
One Shenton (Total 341)	341
The Solitaire (Total 59)	59
Kim Lin Mansion (Total 110)	50
Parkview site (Total 493)	150
The Quayside Isle (Total 223)	100
Total	**700**

Operations Review

Land Bank by Sector (As at 1 Jan 2007)

Type of Development	Land Area (sq ft)	%
Residential (Local & Overseas)	3,304,638	78
Commercial / Hotel	457,398	11
Industrial	462,818	11
TOTAL	4,224,854	100



Residential* (Overseas) 8%
Industrial 11%
Commercial/ Hotel 11%
Residential (Local) 70%

Proposed GFA - 8.0 million sq ft

Operations Review

Rental Revenue by Sector (2005 vs 2006)



$160m
$168m
Rental Revenue (%)
100
90
80
70
60
50
40
30
20
10
0
64
18
6
13
64
16
4
16
2005
2006
Office
Retail
Industrial
Others*

* Including car park, serviced apartment and residential

Operations Review

Hotel Revenue by Region


2005
2006
28%
8%
147
603
618
535
30%
34%
29%
7%
131
642
643
530
29%
35%
■ Australasia
□ Europe
□ United States
□ Asia
$1,803m
$1,846m
Overall change
= ↑2 %

Operations Review

Hotel Occupancy by Region


Hotel Occupancy Rate (%)
90
80
70
60
50
40
30
74
76
70
72
78
79
70
70
Asia
United States
Europe
Australasia
2005
2006

CDL's Awards

Business Awards

FTSE4Good Social Responsibility Index (since 2002)
One of six companies in Asia (excluding Japan) included in this real time index series which reflects the performance of socially responsible equities

SIAS Investors' Choice Awards 2006 - Among Singapore's Most Transparent Companies (Property) (2000 – current)
Based on timeliness of news release, substantiality of news release, degree of media access, frequency of corporate results, etc.

Project Awards

Workplace Safety and Health Awards 2006 - Developer Award
Introduced in 2002, the Developer Award is presented by the Ministry of Manpower to developers in recognition of their active contribution in promoting Occupational Safety Health (OSH) practices at the work-sites, and for assisting their contractors to achieve Workplace Safety and Health (WSH) excellence.

RoSPA Gold 2006
The only company in Singapore to be conferred the international RoSPA Gold Award 2006 for excellence in Occupational Health and Safety management in the workplace

Community Awards

Corporate Citizen Award 2006
Awarded by the National Volunteer & Philanthropy Centre (NVPC). CDL is the first local-based company to win this prestigious award for its firm commitment to active corporate citizenship

Friend of the Arts (since 1997)
Presented by National Arts Council to CDL for its significant contribution to the promotion and development of the arts in Singapore

Market Outlook

Market Outlook

Singapore Economic Outlook

- Economy performed favourably with GDP growth of 7.9% and an all-time high in employment creation
- Strong fundamentals, a restructured economy and favourable investment environment in Singapore fuel economic growth
- Strategies to attract skilled foreign talent and develop Singapore into an Asian hub for wealth management, tourism, education, medical and health etc. – places this city into the global limelight
- Singapore's transformation into a vibrant and global city, and an attractive strategic investment hub

Market Outlook

Property Market - Residential

- Private residential property prices have increased by 10.2% compared to 3.9% in 2005
- The price increase was led by high-end projects in the prime districts of 9, 10, 11, Marina Bay/Downtown Core and Sentosa Cove. Prices in these above districts increased by 17%
- Private apartments within the rest of the central region and outside the central region rose by only 3% and 4.2% respectively
- Market is segmented, prompting the re-classification of property price indices to better reflect the price trends
- Transaction volume registered a new record of 11,147 units, as compared to an average of about 7,500 units per annum for the last 10 years

Market Outlook

Property Market - Office Rentals

- Office sector has performed remarkably well with rentals increasing by more than 30% for 2006 and an average occupancy of 89.5%
- Grade A office space has hit the high of $13 per square foot
- With limited supply of prime office space over the next few years, the office market is expected to continue to perform well

Property Market - Retail Rentals

- Retail sector has performed well with occupancy of about 95% and prime rental rates increasing by about 4.6%

City
Developments
Limited







Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	23-Feb-2007 12:31:14
Announcement No.	00017

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement of Full Year 2006 Results of Subsidiary Company, Grand Plaza Hotel Corporation
Description	We attach herewith the results announcement for the year ended 31 December 2006 issued by Grand Plaza Hotel Corporation, for your information.
Attachments:	GPHC_FY2006.pdf Total size = **2252K** (2048K size limit recommended) **Total attachment size has exceeded the recommended value**

COVER SHEET

1 6 6 8 7 8

S.E.C. Registration Number

G R A N D P L A Z A H O T E L C O R P

(Company's Full Name)

10F T H E H E R I T A G E H O T E L R O X A S

B L V D C O R E D S A P A S A Y C I T Y

(Business Address : No. Street City / Town / Province)

Y A M K I T S U N G

Contact Person

8 5 4 8 8 3 8

Company Telephone Number

1 2	3 1
Month	*Day*

Fiscal Year

S E C 1 7 A

FORM TYPE

0 5	1 5
Month	*Day*

Annual Meeting

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

Total No. of Stockholders

Total Amount of Borrowings

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks = pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-A

ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES

1. For the fiscal year ended 31 December 2006

2. SEC Identification Number 166878 3. BIR Tax Identification No. 000-460-602-000

4. Exact name of issuer as specified in its charter GRAND PLAZA HOTEL CORPORATION

5. City of Pasay, Philippines
Province, Country or other jurisdiction of incorporation or organization

6. [redacted] (SEC Use Only)
Industry Classification Code:

7. 10/F, The Heritage Hotel Manila, Roxas Blvd. Cor. EDSA Ext., Pasay City 1300
Address of principal office Postal Code

8. Tel No. (632) 854-8838 ; Fax No. (632) 854-8825
Issuer's telephone number, including area code

9. ....
Former name, former address, and former fiscal year, if changed since last report.

10. Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding
Common Stock	**87,318,270** (Inclusive of 13,942,063 treasury shares)

11. Are any or all of these securities listed on a Stock Exchange.

Yes [x] No [ ]

If yes, state the name of such stock exchange and the classes of securities listed therein:

Stock Exchange : Philippine Stock Exchange
Securities : Common Shares

12. Check whether the issuer:

(a) has filed all reports required to be filed by Section 17 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of The Corporation Code of the Philippines during the preceding twelve (12) months (or for such shorter period that the registrant was required to file such reports);

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past ninety (90) days.

Yes [x] No [ ]

13. State the aggregate market value of the voting stock held by non-affiliates of the registrant. The aggregate market value shall be computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of a specified date within sixty (60) days prior to the date of filing. If a determination as to whether a particular person or entity is an affiliate cannot be made without involving unreasonable effort and expense, the aggregate market value of the common stock held by non-affiliates may be calculated on the basis of assumptions reasonable under the circumstances, provided the assumptions are set forth in this Form. (See definition of "affiliate" in "Annex B").

The share price of the Company on 22 January 2007 is PhP18.75 and the total voting stock held by non-affiliates of the Company is 9,851,414. Therefore, the aggregate market value of the voting stock held by non-affiliates of the Company is PhP184,714,012.

APPLICABLE ONLY TO ISSUERS INVOLVED IN INSOLVENCY/SUSPENSION OF PAYMENTS PROCEEDINGS DURING THE PRECEDING FIVE YEARS:

14. Check whether the issuer has filed all documents and reports required to be filed by Section 17 of the Code subsequent to the distribution of securities under a plan confirmed by a court or the Commission.

Yes [ ] No [x]

DOCUMENTS INCORPORATED BY REFERENCE

15. If any of the following documents are incorporated by reference, briefly describe them and identify the part of SEC Form 17-A into which the document is incorporated:

(a) Any annual report to security holders;
(b) Any proxy or information statement filed pursuant to SRC Rule 20 and 7.1(b);
(c) Any prospectus filed pursuant to SRC Rule 8.1-1.

PART I – BUSINESS & GENERAL INFORMATION

ITEM 1. BUSINESS

General

The Company was registered with the Securities and Exchange Commission on 9 August 1989 primarily to own, lease or manage one or more hotels, inns or resorts, all adjuncts and accessories thereto and all other tourist oriented business as may be necessary in connection therewith.

The Company owns The Heritage Hotel Manila, a deluxe class hotel which offers 467 rooms and deluxe facilities such as restaurants, ballrooms, and a casino.

The hotel opened on 2 August 1994 and the Company has continued to own and operate the hotel since then.

For the fiscal year ending on 31 December 2006, the Company reported a net profit after tax of about PhP157.6 million as against PhP147.1 million in 2005 and PhP109.2 million in 2004.

There is no bankruptcy, receivership or similar proceedings involving the Company. There are no material reclassifications, mergers, and consolidation involving the Company, nor purchases or sales of a significant amount of assets not in the ordinary course of business of the Company.

The Company's main source of income is revenue from the hotel operations. The market for the hotel services varied. The bulk of the room guests are corporate clients from various countries. The majority of the room guests are Americans, Japanese, Koreans and guests from Southeast Asian nations, while food and beverage guests are mainly Filipinos.

Competitive Position

The main competitors of the Heritage Hotel are Manila Diamond Hotel, Century Park Hotel, Westin Philippine Plaza Hotel and Hyatt Regency Hotel.

Based on information made available to us, the competitive position of these hotels is shown below:

NAME	OCCUPANCY %	AVERAGE ROOM RATE PESO	ROOM YIELD REVPAR
Heritage Hotel	70.56%	PhP2,852	PhP2,012
Diamond Hotel	75.86%	PhP3,253	PhP2,468
Century Park	74.20%	PhP2,321	PhP1,722
Hyatt Regency	61.87%	PhP2,942	PhP1,820
Westin Hotel	62.80%	PhP2,787	PhP1,750

Among its competitors, The Heritage Hotel ranks third in terms of occupancy, third in terms of average room rate and second in terms of RevPar.

Raw Materials and Services

The hotel purchases its raw material for food and beverage ("F&B") from both local and foreign suppliers. The top 3 suppliers are F. Del Rosario Pork Store, MY General Merchandise and PTC Commercial Corp.

Dependence on Single Customer

The Company's main source of income is revenue from the operations of the Heritage Hotel. The operations of the hotel are not dependent on a single or a few customers.

Related Party Transactions

The Company in the normal course of business has entered into transactions with its related parties, principally consisting of cash advances. These advances are shown as "Due to related company", "Due to immediate holding company", and "Due to intermediate holding company" in the balance sheets.

The Company also leases its hotel site and a fully-furnished townhouse unit from a related company. The lease contract on the hotel site requires the Company to deposit PhP78 million to answer for any and all unpaid obligations that the Company may have under said contract.

The Company has entered into a Management Contract with CDL Hotels (Phils.) Corporation for the latter to act as the hotel's administrator. Under the terms of the agreement, the Company is required to pay monthly basic management and incentive fees based on a certain percentage of revenue and gross operating profit.

Patents, Trademarks, Etc.

The Company registered the tradename "The Heritage Hotel Manila" with the Intellectual Property Office on 12 July 2000 under registration number 41995105127. Under current laws, the registration is valid for a term of 20 years, or up to 12 July 2020. The registration is renewable for another 10 years.

The Company does not hold any other patent, trademark, copyright, license, franchise, concession or royalty agreement.

Government Approval and Regulation

The hotel applies for Department of Tourism ("DOT") accreditation annually. The accreditation is based on a certain standard set by the DOT for deluxe class hotels. The DOT inspects the hotel to determine whether the hotel meets the criteria of the DOT. The DOT accredited the hotel and the Company for the year 2006.

The Company is not aware of any new government regulation that may have a material impact on the operations of the Company during the fiscal year covered by this report.

Development Activities

The Company did not undertake any development activities during the last three fiscal years.

Number of Employees

The hotel employed a total of 529 employees during the year 2006. Out of the 529 employees, 344 are regular employees and 185 are casual employees.

The number by type of employee is as follows:

	REGULAR	CASUAL	TOTAL
Hotel Operating Staff (All operating dept)	249	136	385
Management/Admin/Security (A&G Dept)	44	42	86
Sales & Marketing	19	0	19
Repairs & Maintenance	32	7	39
Total	344	185	529

Barring any unforeseen circumstance, for the year 2007, the Company will maintain more or less the same number of employees as in year 2006.

There are no existing collective bargaining agreements between the Company and its employees.

ITEM 2. PROPERTIES

The Company leases its hotel site and a fully furnished townhouse unit from Harbour Land Corporation, a related company. The hotel site is located at the corner of Roxas Blvd. and EDSA Extension, Pasay City. The townhouse is located at Unit 506, Roxas Seafront Garden Homes, Roxas Blvd. Corner Ortigas Street, Pasay City.

The lease for the hotel site is for a period of 25 years renewable for another 25 years. The lease commenced on 1 January 1990.

The lease for the townhouse is renewable every two years.

The annual rental expenses for the hotel site and the townhouse are PhP10.6 million and PhP0.12 million respectively.

The Company has no intention of acquiring additional property within the next 12 months.

ITEM 3. LEGAL PROCEEDINGS

There are no material legal proceedings to which the Company or any of its subsidiaries or affiliates is a party or of which any of its property is the subject.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of the security holders during the fourth quarter of the fiscal year covered by this report.

In the 15 May 2006 annual stockholders meeting, the following were elected as directors of the Company:

Wong Hong Ren;
Eddie C.T. Lau;
Bryan Cockrell;
Eddie Yeo Ban Heng;
Mia Gentugaya (independent director); and
Angelito Imperio
Michele Dee Santos

Please refer to the discussion in item 9 of this report.

PART II – OPERATIONAL AND FINANCIAL INFORMATION

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The common shares of the Company are listed on the Philippine Stock Exchange.

The following are the high and low share prices of the Company for the year 2006 and 2005:

Amount in Peso:

	HIGH	LOW	HIGH	LOW
	Year 2006	Year 2006	Year 2005	Year 2005
First Quarter	26.00	26.00	No movement	No movement
Second Quarter	No movement	No movement	No movement	No movement
Third Quarter	No movement	No movement	No movement	No movement
Fourth Quarter	34.00	18.75	33.00	25.00

The last recorded trade of the shares of the Company during the fiscal year covered by this report occurred on 29 December 2006. The share price was PhP18.75.

Holders of Securities

The Company has only one class of shares, i.e., common shares. The total outstanding common shares as of 31 December 2006 is 87,318,270 inclusive of 13,942,063 treasury shares.

As of 31 December 2006, the number of shareholders of the Company is 508.

The list of the top 20 shareholders is as follows:

	NAME OF SHAREHOLDER	NO. OF SHARES	% OF SHAREHOLDING (INCLUSIVE OF TREASURY SHARES)
01	The Philippine Fund Ltd.	39,244,343	44.95%
02	Zatrio Pte Ltd	24,280,450	27.81%
03	Grand Plaza Hotel Corp- Treasury Stocks	13,942,063	15.97%
04	PCD Nominee Filipino	9,267,339	10.61%
05	Alexander Sy Wong	47,256	0.05%
06	Yam Kit Seng	7,000	<0.01%
07	Phoon Lin Mui	7,000	<0.01%
08	Yam Kum Cheong	7,000	<0.01%
09	Yam Poh Choo	7,000	<0.01%

10	Lucas M. Nunag	4,800	<0.01%
11	Natividad Kwan	4,320	<0.01%
12	Le Ying Tan-Lao	3,610	<0.01%
13	Yam Kit Sung	2,999	<0.01%
14	Peter Kan	2,650	<0.01%
15	Romeo L. Salonga	2,400	<0.01%
16	Christopher Lim	2,332	<0.01%
17	Norberto R. Ong	2,000	<0.01%
18	Robert Uy	2,000	<0.01%
19	Estrella M. Dela Cruz	1,900	<0.01%
20	James Jao & / Or Henry Jao	1,687	<0.01%
	Total	86,840,149	99.45%

Dividends

The Board of Directors, in its meeting held on 23 October 2006 approved the declaration of cash dividend in the total amount of PhP51,363,345 to be distributed among its shareholders as of record date 8 November 2006, pro-rata to their respective shareholdings and paid not later than 1 December 2006. The cash dividend declared is PhP0.7 per share.

The Board of Directors, in its meeting held on 25 November 2005 approved the declaration of cash dividends in the total amount of PhP22,887,003 to be distributed among its stockholders of record as 9 December 2005, pro-rata to their respective shareholdings and paid not later than 23 December 2005. The cash dividend declared is PhP0.3 per share.

Recent Sales of Unregistered Securities

The Company does not have any unregistered securities.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

(A) Full Fiscal Year

Top 5 Key Performance Indicators of the Company for the last 3 years:

	2006	2005	2004
Current ratio	1.52	1.67	1.63
Net book value per share (include treasury shares)	PhP12.58	PhP13.03	PhP12.88
Earnings per share	PhP2.15	PhP1.92	PhP1.39
Profit before tax margin ratio	34.91%	33.25%	26.52%
EBITDA	PhP241.9 million	PhP235.4 million	PhP195.5 million

Current ratio is derived by dividing the current assets with the current liabilities. This indicator measures the liquidity of the Company in the short-term. The current ratio has dropped during the year of review mainly due to lower cash balance which is a result of the payment for share buyback and cash dividend during the year.

Net book value per share is derived by dividing the net stockholders' equity by the total number of shares issued. This measures the value of the Company on a per share basis. The net book value per share decreased for the period of review due to lower asset value.

Earning per share is derived by dividing the net profit after tax by the total shares outstanding. This indicator measures the earning of the Company on a per share basis. The earnings per share improved in year 2006 due to higher profitability.

Profit before tax margin ratio is computed by dividing the profit before tax against the total revenue. This ratio measures whether the Company is able to contain its expenses in relation to the revenue. The Company has shown improvement in this indicator. It jumped from 33.25% in year 2005 to 34.91% in year 2006 mainly as a result of higher revenue.

EBITDA represents earnings before income tax, interest, depreciation and amortization. This indicator is in effect a measure of the cash flow of the Company. The Company improves its EBITDA by 2 % due to higher revenue and less expenses.

Results of Operations:

Revenue and Net Income After Tax ("NIAT") of the Company during the last 3 years are as follows:

YEAR	REVENUE - PHP	NIAT – PHP
2006	670,787,953	157,594,904
2005	650,797,809	147,169,147
2004	579,579,123	109,209,843

2006 Results of Operations

The year 2006 again proved to be strong for the hotel industry in Metro Manila. The Company reported an increase of PhP20 million in revenue or 3% of the prior year. In terms of profitability, it is about PhP10 million higher than the previous year.

The improvement in business is due to a more stable political climate in the Philippines and the booming world economy.

Revenue:
Rooms division revenue improved by PhP17 million or 5% over the prior year. Although room occupancy has decreased by 3.5% compared to year 2005, the increase in Average Room Rate (ARR) by PhP272 more than offset the drop in room occupancy. For the year 2006, the hotel focus on improving its ARR and shift its market segment to higher yield corporate business and hence the improvement in ARR.

Food & beverage ("F&B") division also showed improvement in their performance by PhP6 million or 2.7% compared to the previous year. The increase in F&B revenue is mainly due to higher average check of PhP355 for the year 2006 (2005: PhP328). But the increase in average check is offset by the drop in covers by 34,381 or 6% over the same period of the prior year. The following F&B outlets surpassed the revenue of last year namely, banquet, casino, lobby lounge and mini-bar. With the opening of the new SM Mall of Asia which is located within 5 minutes drive from the hotel, its Riviera café is affected by the competition. Located in the new Mall are at least 500 different restaurants catering to various markets.

Other operated departments consisting of business center, laundry and telephone departments registered a slight decrease in revenue. The drop is mainly due to lower telephone department revenue as more guests are using their mobile phone instead of hotel phone but this is partially offset by the higher internet charges.

"Others Income" - The bulk of this comes from rental income from PAGCOR and the lease to a restaurant operator.

Cost of Sales:
Food and beverage cost of sales increase by PhP1.3 million or 2% as against last year. The increase in food and beverage cost of sales is consistent with the increase in food and beverage revenue by 2.7% as compared with the previous year.

Gross Profit:
Gross profit is derived after deducting cost of sales from revenue. There is an improvement in gross profit by 3.2% as compared with year 2005. This is due to higher revenue contribution.

Selling and Operating Expenses:
The detailed breakdown of this line item can be found in Note 18 of the Financial Statements. The bulk of this expense relates to payroll and related costs and also property operation, maintenance, energy and conservation (POMEC) expenses, guest supplies and laundry costs. Payroll cost has increased mainly in the housekeeping department as a result of the increase in minimum wage during the year. POMEC showed a decrease compared to year 2005 due to an accounting adjustment at year end for over accruals of energy cost amounting to about PhP5 million.

Administrative and General Expenses:
The detailed breakdown of this line item can be found in Note 19 of the Financial Statements. The bulk of this expense relates to payroll and related costs for overhead/supporting departments such as Engineering, Sales and Marketing, Human and Resources and Administrative and General. Total payroll and related expenses has increased to PhP55 million (2005 : PhP48 million). Payroll cost has increased mainly due to salary adjustment during the year. The other major expense for this line item is management and incentive fees. This relates to the fees paid to the operator of the Hotel. The fee has increased to PhP31.8 million (2005 : PhP30.8 million) as a result of the increase in revenue and gross operating profits (GOP). Management and incentive fees are based on a percentage of gross revenue and GOP respectively. Credit card commission has also increased by PhP0.6 million as a result of higher revenue and credit card transactions.

Non-operating income/(expenses):
The Company registered a net other income of PhP19 million (2005 : PhP8.2 million). The reason for the improvement is due to a foreign exchange gain of PhP1.2 million while the previous year was a loss of PhP6 million.. Interest income has also increased substantially during the year of review.

Net Income before tax:
This is the income before tax but after deduction of all expenses. There is an improvement of PhP18 million in year 2006 as compared to last year. The favorable variance is due to higher revenue and improved management of expenses.

Provision for income tax:
Total provision for income tax for year 2005 is PhP76.6 million (2005 : PhP69.2 million). This increase in provision is consistent with the improvement in total revenue. Moreover, with effective from 1 November 2005, the Internal Revenue increased the corporate income tax rate from 32% to 35%.

Net Income:
As a result of the significant improvement in revenue and effective cost control, the profit after tax of the Company showed an increase of PhP10.4 million.

2005 Results of Operations

Year 2005 showed significant improvement in both revenue and NIAT. The Philippines economy has improved in year 2005 compared with 2004. Tourist arrival to the Philippines has also registered improvement over the past years. Department of Tourism focus on the South Korean, Japanese and Chinese markets help to bring in more tourist to the country. All these positive factors contribute to the significant jump in revenue and NIAT.

Revenue:
Rooms division revenue increased by PhP48.7 million or 18% over the previous year. This improvement is due to higher occupancy and Average Room Rate (ARR). Occupancy for year 2005 is 74.10% (year 2004: 71.82%) while ARR improved from PhP2,241 to PhP2,580. Consequently, RevPar increased by PhP302 as against the prior year.

During the year 2005, Philippines hosted the South East Asia (SEA) Games in December which help to bring in more tourist to Metro Manila. In addition, the World Pyrotechnic Olympic competition was also held in December and the Hotel was the official hotel for this event. All these factors with the overall improvement in the world economy help to improve the hotel business.

Food & beverage ("F&B") division also showed significant improvement in their performance. F&B revenue increased from PhP204 million in year 2004 to PhP218 million in the current year or 6.8% increase. This is achieved through higher food covers of 564,187 (2004: 544,559), higher average food check of PhP328.94 (2004: PhP321.84). Among all the F&B outlets, casino and Riviera restaurant showed the best improvement in results. The Hotel has introduced a new buffet line in the casino at the beginning of the year which help to increase the daily covers.

Other operated departments consisting of business center, laundry and telephone departments registered a slight decrease in revenue. The drop is mainly due to lower telephone department revenue as more guests are using their mobile phone instead of hotel phone.

"Others Income" - The bulk of this comes from rental income from PAGCOR and the lease to a restaurant operator. The improvement is consistent with the increase in rental rate.

Cost of Sales:
Food and beverage cost of sales increase by PhP1.7 million or 2.9% as against last year. The increase in food and beverage cost of sales is consistent with the increase in food and beverage revenue by 6% as compared with the previous year.

Gross Profit:
Gross profit is derived after deducting cost of sales from revenue. There is an improvement in gross profit by PhP69.9 million or 11% as compared with year 2004. This is due to higher revenue contribution.

Selling and Operating Expenses:
The detailed breakdown of this line item can be found in Note 16 of the Financial Statements. The bulk of this expense relates to payroll and related costs and also property operation, maintenance, energy and conservation (POMEC) expenses.
Energy cost has increased significantly this year due to higher electricity, fuel and diesel costs.
However, total "Selling and Operating Expenses" as a percentage of total revenue has decreased from 33% in year 2004 to 31% in year 2005.

Administrative and General Expenses:
The detailed breakdown of this line item can be found in Note 17 of the Financial Statements.
The bulk of this expense relates to payroll and related costs for overhead/supporting departments such as Engineering, Sales and Marketing, Human and Resources and Administrative and General. Total payroll and related expenses has decreased to PhP48.2 million (2004 : PhP51 million). The other major expense for this line item is management and incentive fees. This relates to the fees paid to the operator of the Hotel. The fee has increased to PhP30.8 million (2004 : PhP24.5 million) as a result of the increase in revenue and gross operating profits (GOP). Management and incentive fees are based on a percentage of gross revenue and GOP respectively.

Non-operating income/(expenses):
The Company registered a net other income of PhP8.2 million (2004 : (PhP2.1 million)). The reason for the improvement is due to lower foreign exchange loss for this year vis-à-vis the prior year. Moreover, the Company has also a share in the profit of an associated company for this year instead of a loss in the prior year.

Net Income before tax:
This is the income before tax but after deduction of all expenses. There is an improvement of PhP63 million in year 2005 as compared to last year. The favorable variance is due to higher revenue and improved management of expenses.

Provision for income tax:
Total provision for income tax for year 2005 is PhP69.2 million (2004 : PhP44.5 million). This increase in provision is consistent with the 12% improvement in total revenue. Moreover, with effective from 1 November 2005, the Internal Revenue increased the corporate income tax rate from 32% to 35%.

Net Income:
As a result of the significant improvement in revenue and effective cost control, the profit after tax of the Company showed an increase of PhP37.9 million.

2004 Results of Operations

Year 2004 showed a significant improvement in terms of revenue and NIAT. During the year 2004, there were no major world events such as Severe Acute Respiratory Diseases (SARs) that affected the world tourism business. The Philippines had a peaceful Presidential election in May 2004 and thereafter, business confidence returned to the country. Compared to last year, more travelers visited the Philippines and the country hosted more business conferences.

Revenue:
Revenue increased by PhP92 million or 19% as compared to last year. The improvement is shown in all segments of the business. Room revenue increased by PhP52 million as compared to last year. The better result for Room segment is due to higher occupancy of 71% in year 2004 as against 53% for year 2003. Food & Beverage revenue increased by PhP33 million due to higher covers and average check. Other operated departments consisting of business center, laundry and telephone departments also shown an improvement in revenue of PhP1.2 million or 12%. This is due to the higher room occupancy and improved business environment, which contribute to higher revenue for this segment. The bulk of this comes from rental income from PAGCOR and the lease to a restaurant operator. The improvement is consistent with the increase in rental rate.

Cost of Sales:
Food and beverage cost of sales increase by PhP11 million or 23% as against last year. The increase in food and beverage cost of sales is consistent with the increase in food and beverage revenue by 19% as compared with the previous year.

Gross Profit:
Gross profit is derived after deducting cost of sales from revenue. There is an improvement in gross profit by PhP81 million or 18% as compared with year 2003. This is due to higher revenue contribution.

Operating Expenses:
The detailed breakdown of this line item can be found in Note 16 of the Financial Statements. Although revenue has increased by PhP92 million as compared to the previous year, operating expenses only rose by PhP19 million. The bulk of the increase in this expense is due to higher property, operation, maintenance, energy and conservation costs. Basically, energy cost has gone up significantly for year 2004 as against 2003.

Non-operating income/(expenses):
For year 2004, the Company registered a net loss of PhP2.1 million as compared to a gain of PhP17 million in the previous year. The main reason is because of a realized foreign exchange loss of PhP18.2 million which arises from the settlement of a foreign currency denominated liability during the year.

Net Income before tax:
This is the income before tax but after deduction of all expenses. There is an improvement of PhP43 million in year 2004 as compared to last year. The favorable variance is due to higher revenue and better cost control.

Provision for income tax:
There is an increase of PhP14 million in this account. The increase is consistent with the higher profit before tax.

Profit after tax:
As a result of the significant improvement in revenue and effective cost control, the profit after tax of the Company showed an increase of PhP29 million.

Financial Conditions:

The total assets and liabilities of the Company for the last 3 years are as follows:

YEAR	ASSETS - PHP	LIABILITIES – PHP
2006	1,440,846,714	342,619,504
2005	1,475,568,678	337,882,935
2004	1,443,029,234	318,212,585

2006 Financial Conditions

Total assets for the year 2006 decreased by PhP34.7 million as compared to the previous year. The main reason for this drop is due to lesser cash and bank balance by PhP58 million relative to prior year.

Assets:

- Cash and cash equivalents: There is a significant drop in cash balance over the same period of last year as a result of higher payout to shareholders for the share buyback and dividends during the year. Dividends increased by PhP29 million as compared to the previous year. In addition, during the year, the hotel also embarked on its room renovation program and the funds used in this exercise is generated internally.

- Accounts receivables: This balance increased by PhP14 million or 6% over the same period of last year. This is due to higher revenue vis-à-vis year 2005.

- Due from related parties: This balance represents the significant transaction the Company has with its related parties. There is a significant drop by PhP13 million compared to year 2005 as the related parties have settled their obligation with the Company. The 2 major parties are Rogo Realty Corporation and CDL Hotels (Phils.) Corp.

- Prepayments and other current assets: This balance increase mainly due to higher prepayments. This is mainly due to advance payment of insurance until May 2007 while in prior year, there is no such advance payment.

- Property and equipment: Fixed assets of the Company increased by PhP8 million. As the Company has started renovation of its 448 guestrooms in the last quarter of year 2006, it recognize a portion of the renovation cost to construction-in-progress of PhP27 million. However, this is offset by the depreciation charges for the year of PhP25 million.

Liabilities:
Total liabilities increased by about PhP4 million as compared to year 2005. The increment is due to higher accounts payable and accrued expenses, refundable deposits and reserves.

- Accounts payable and accrued expenses: This balance increased by PhP6 million or 7% relative to year 2005. The main reason for this increment is noted in accrued liabilities which increased by PhP6 million is due to increase in employee benefits and vacation leave accruals.

- Due to related parties: The Company has a management contract with CDL Hotels (Phils) Corp under which the latter provides management, technical and administrative services to the Company in return for a yearly management and incentive fees equivalent to a certain percentage of gross revenue and of gross operating profit, respectively. There is a decrease of PhP6.6 million compared to the same period last year in balance due to CDL Hotels (Phils) Corp as the Company has paid the management and incentive fees for the year.

- Refundable deposits: This pertains to deposits given by tenants as security deposits and deposits given by guests who want to hold functions in the hotel. The increase in this balance is consistent with the higher revenue.

- Other current liabilities: The bulk of this balance is for output tax payable. There is an increase of P10 million which is consistent with the increase in total revenue of the hotel.

- Reserves: Reserves pertain to a portion of the service charge set up by the Company to offset the cost of replacing certain operating equipment of the hotel such as lost, broken or damaged chinaware, glassware and flatware. The increase is consistent with the higher revenue during the year.

2005 Financial Conditions

Total assets for the year 2006 increased by about PhP32.5 million as compared to the prior year. The main reason is due to higher cash balance, accounts receivables and advances to related parties.

Assets:

- Cash and cash equivalents: Cash balance increased significantly during the year as there was a significant turn around in the business and revenue increased by 12%. Cash generated from operating activities for year under review is PhP208.6 million (2004 : PhP176.3 million) or 18% increment.

- Accounts receivables: The increment is about 9% over the previous year. This is due to improvement in rooms and food and beverage (F&B) business by 13% vis-à-vis year 2004.

- Advances to related parties: There is an increase of PhP6.3 million as compared to last year. This is due to an advance to a related company, CDL Hotels (Phils) Corp. of PhP7.4 million which has not been repaid as at year end.

- Deferred Income Tax Assets: This item comprised of deferred tax for provision for retirement, deferred rental income and provision for bad debts. As compared against the previous year, there is an increase of 24%. The increment is due to higher provision for retirement.

- Property and equipment: There is a drop of PhP10.2 million in this balance as compared to last year. The decrease is due to depreciation charges for the year and offset by the addition of fixed assets amounting to PhP16.6 million.

Liabilities:
Total liabilities increased by about PhP19 million as compared to year 2004. The increment is due to higher income tax payable, other liabilities and reserves.

- Accounts payable and accrued expenses: There is a drop of PhP5.7 million as compared to year 2004. The main reason for this is the decrease in accrued expenses by PhP5 million. During the year 2005, the Company reversed some of the over-accrual such as bonus and insurance and this resulted in the drop in balance.

- Due to related parties: There is an increase of PhP3.3 million because the Company has not paid its related company, the management and incentive due of PhP9.6 million.

- Income tax payable: There is a significant increment in this balance from PhP14.5 million to PhP27.9 million. The reason is a combination of higher profit and also an increase in corporate income tax rate to 35% from 32% during the year.

- Refundable deposits: This balance includes security deposits from tenants and also deposits from guests who want to hold a banquet function in the hotel. There is a decrease of PhP3 million in deposit from guests who want to hold banquet in the hotel for this year. This decrease is due to clearing up of some expired deposits.

- Other liabilities: The bulk of this balance is VAT payable. This balance increase by about PhP9 million from the previous year.

- Reserves: Reserves pertain to a portion of the service charge set up by the Company to offset the cost of replacing certain operating equipment of the hotel such as lost, broken or damaged chinaware, glassware and flatware. The increase is consistent with the increase in hotel revenue.

2004 Financial Conditions

Total assets for the year 2004 increased by about PhP69 million as compared to last year. The main reason is due to the increase in cash balance by about PhP117 million and increase in Deposit on Lease Contract by PhP20 million. However, the increase was offset by the decrease in Investment in Stock of Associated Company and other advances by PhP62 million.

Assets:

- Cash and cash equivalents: Cash balance increased significantly during the year as there was no share buyback exercise conducted during the year and there was also no major capital expenditure.

- Receivables – trade: This balance increased by about 6.8% as compared to last year. The main reason for the increase is due to the improvement in business from Rooms and Food and Beverage.

- Interest: Interest receivable increased by PhP0.875 million or 9% as compared to last year. This balance arises from interest receivables from financial institutions for fixed deposits. The increase is due to higher fixed deposit balance placed with financial institutions.

- Advances to officers and employees: This account represents amount advanced to employees or officers of the Company. The balance is zero as at 31 December 2004 as compared to last year of PhP527,936. This is due to the fact that all advances to this group have been liquidated as at end of the year.

- Advances to suppliers and contractors: The significant increase in this account is due to the fact that as at 31 December 2004, the Company has made an advance to a contractor for the installation of carpet for certain areas in the hotel. As at end of the year, the contractor has not completed the installation of the carpet and the amount is outstanding.

- Advances to related company: This balance showed a zero amount as at end of year 2004 as compared to PhP2.258 million in the previous year. The reason for the variance is due to settlement by the related company for the outstanding amount.

- Advances to immediate holding company: The balance increased by 100% to PhP 210,157 as the Company made an advance for an outstanding invoice for the immediate holding company. This balance was settled by the first quarter of year 2005.

- Other Receivables: This balance decreased by PhP1.635 million or 27% as against last year. This account basically consists of receivables due from tenants. The balance was high for

years 2003 as some of the tenants have not paid their receivables at year-end. For year ended 2004, the tenants have settled their obligations.

- Inventories: Inventories increased by PhP2.782 million or 33.5% as compared to last year. The main rationale for the increase is due to higher revenue for this year. With an improved business environment, the Hotel has to increase its stock so as to avoid loss of business due to lack of stock. The increase is consistent with the improved in total revenue.

- Deferred tax assets: The detailed breakdown of this balance can be found in Note 5 of the Financial Statements. Basically, the increased is due to higher provision for retirement and deferred rental.

- Prepayment: This balance is mainly for expenses such as insurance paid in advance by the Company and amortized throughout the year. This year the balance increased by about PhP660,510 mainly due to higher insurance premium.

- Other Current Assets: The detailed breakdown of this balance can be found in Note 6 of the Financial Statements. The reason for the increase is due to higher input tax, which corresponds to higher purchases for the year.

- Investment in Stock of Associated Company and other Advances: The detailed of this balance can be found in Note 7 of the Financial Statements. The significant decrease in this balance by PhP62 million is mainly due to repayment of the outstanding advances by the associated company. The Company agreed to convert PhP20 million of the outstanding advances as additional deposit for lease contract and PhP10,678,565 as advance rental to be applied after 5 years. The remaining balance of the advances were offset against amount owing by the Company to the associated company.

- Deposit on Lease Contract: The increase of PhP20 million is due to the conversion of outstanding advances to deposit as discussed above.

- Other assets: The detailed of this balance can be found in Note 10 of the Financial Statements. The reason for the significant variance is due to the recognition of advance rental paid to the associated company to be applied in 5 years time.

Liabilities:
Total liabilities decreased by about PhP24 million as compared to year 2003. The drop is due to settlement of inter-company balances and decrease in accrued expenses.

- Accounts payable and accrued expenses: The detailed breakdown of this account can be found in Note 11 of the Financial Statements. As compared to last year, there is a decrease of PhP4.7 million or 5.3%. The variance is mainly due to an increase in Accounts Payable (trade) which is a result of higher purchases for the year due to improved in business. The increase in Accounts Payable (trade) is offset by a drop in Accrued Expenses (real property tax) by PhP17.5 million. The details of this decrease in accrual for real property tax can be found in Note 22 of the Financial Statements.

- Due to immediate holding company: There is a decrease of PhP10.3 million as compared to last year. The reason is because the Company has paid the immediate company for the outstanding liability during the year.

- Due to related companies (net): There is an increase of PhP6.29 million as compared to the previous year. The main reason for this variance is due to the fact that the Company has not settled its obligation with the related companies during year 2004.

- Income tax payable: This balance increased by PhP6.8 million or 88% as compared with the previous year. The main justification for the significant jump is the higher profit before tax which increased by PhP43 million as compared to year 2003. As such, income tax payable also increased.

- Rental payable: This represents outstanding rent payable to an associated company for the lease of the hotel site and a townhouse. There is a significant drop of PhP38.4 million compared to last year as the rental was settled with the associated company during the year.

- Other liabilities: There is an increase of PhP14 million or 9% as compared with the same period last year. The bulk of the variance is due to increase in VAT payable to BIR which is consistent with the increase in purchases for the year.

ITEM 7. FINANCIAL STATEMENTS

Please see attachments.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There are no changes and/or disagreements with Accountants on any matter relating to accounting principles or practices, financial disclosures, auditing scope and procedure during the last two fiscal years.

PART III – CONTROL AND COMPENSATION INFORMATION

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES OF THE REGISTRANT

NAME	OFFICE	CITIZENSHIP	FAMILY RELATION (*)	AGE
Wong Hong Ren	Chairman & President	Singaporean	No relation	55
Bryan Cockrell	Director	American	No relation	59
Eddie C. T. Lau	Director	Chinese	No relation	51
Michele Dee Santos	Director	Filipino	No relation	39
Angelito Imperio	Director	Filipino	No relation	67
Mia Gentugaya	Independent Director	Filipino	No relation	55
Eddie Yeo Ban Heng	Director / General Manager of The Heritage Hotel Manila	Malaysian	No relation	59
Yam Kit Sung	General Manager of the Company	Singaporean	No relation	36
Ho Mei Mei	Assistant General Manager of The Heritage Hotel Manila	Singaporean	No relation	58
Chua Yew Hock	Executive Chef	Singaporean	No relation	46
Cornelio Abuda	Corporate Secretary and Compliance Officer	Filipino	No relation	43
Christopher L. Lim	Asst. Corporate Secretary	Filipino	No relation	49
Arlene De Guzman	Treasurer	Filipino	No relation	46

(*) Up to the fourth civil degree either by consanguinity or affinity.

Under Article IV, Section 2 of the By-Laws of the Company, the directors shall hold office for one year and until their successors have qualified and are duly elected.

None of the directors and executive officers are related within the 4th civil degree of consanguinity or affinity.

None of the following events occurred during the past five years that are material to an evaluation of the ability or integrity of any director, person nominated to become a director, executive officer, promoter or control person of the registrant:

a) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two year prior to that time;

b) Conviction by final judgment in a criminal proceeding;
c) Being subject to any order, judgment or decree limiting such person's involvement in any type of business, securities, commodities or banking activities; and
d) Being found by domestic or foreign court of competent jurisdiction in a civil action to have violated any securities or commodities law.

Business Experience:

WONG HONG REN
CHAIRMAN & PRESIDENT

Mr. Wong Hong Ren was first elected Director and Chairman of the Board of Directors in May 1996. Since 1988 he has held the position of Group Investment Manager of Hong Leong Management Services Pte. Ltd.. Before joining the Hong Leong Group in 1988, he was the Director and General Manager of Investment and Property of Haw Par Brothers International Ltd. and First Capital Corporation where he was actively involved in the management of the companies' funds in international equities.

BRYAN K. COCKRELL
DIRECTOR

Mr. Bryan Cockrell, an American national has been a Director of the Company since May 1997. The Pathfinder Group has interests in tourism-related ventures, properties and other joint ventures undertakings. Before his stint in the Philippines, he held numerous positions in Singapore, Indonesia and Saudi Arabia.

ANGELITO C. IMPERIO
DIRECTOR

Atty. Imperio has been a Director of the Company since August 1992 and had served as independent Director for three terms from 2001 to 2004. He completed his legal education at the University of the Philippines (LL.B.) and was admitted to the bar in 1966. He was a senior partner of the law firm SyCip Salazar Hernandez & Gatmaitan until his retirement in October 2004. He is now acting as of counsel to the same law firm. He also sits on the Board of Directors of various companies.

MIA G. GENTUGAYA
INDEPENDENT DIRECTOR

Atty. Gentugaya is a senior partner of SyCip Salazar Hernandez & Gatmaitan. She has been a Director of the Company since August 1992 and served as independent director since 2005. She was admitted to the Philippine Bar in 1978 after completing her legal education at the University of the Philippines (LL.B.). Atty. Gentugaya practices corporate and commercial law, and has

been named by Global Chambers and International Financial Law Review as one of the world's leading lawyers in project finance and commercial law. She is a member of the International Bar Association, the Philippine Bar Association, the Maritime Law Association of the Philippines (charter member; Trustee, 1988 – 1989) and the Makati Business Club. She also serves in the Board of Directors of various companies.

MICHELE DEE-SANTOS
DIRECTOR (Appointed on 7 February 2006)

Ms. Santos was appointed on 7 February 2006. She obtained a B.A. International Business from Marymount College, New York, U.S.A. She started her career as a Staff Operations Manager of American Express Bank in New York City. She is currently the Executive Vice President of AY Foundation, President of Sandee Unlimited Inc., Chairperson and President of Luis Miguel Foods, Inc., Treasurer of Mico Equities, Inc. and Trustee of Yuchengco Museum, Inc. Ms. Dee-Santos also sits on the Board of Malayan Insurance Co., Bankers Assurance Corporation., First Nationwide Assurance Corporation, Pan Malayan Express Inc. and Aequitas Holdings, Inc. She is not a director of any other reporting company.

EDDIE YEO
DIRECTOR & GENERAL MANAGER OF THE HERITAGE

Mr. Eddie Yeo is appointed as a Director and General Manager of The Heritage Hotel Manila on 13 January 2005. Prior to his current position, he was the General Manager of Copthorne Kings Hotel Singapore from January 1999 to 2004. He has more than 30 years experience in managing and developing hotel projects in Singapore, Malaysia, Thailand, Australia, USA and Vietnam. He holds a Master of Business Administration from the University of South Australia, is a Certified Hotel Administrator (CHA) from the Educational Institute of the American Hotel & Motel Association, Michigan, USA and a Member of the Chartered Management Institute, UK.

EDDIE C.T. LAU
DIRECTOR

Mr. Eddie Lau, a Chinese and was appointed Director of the Company since 17 January 2005. He obtained his MBA from the University of Durham, UK. He is a fellow member of both the Hong Kong Institute of Certified Public Accountants and the Chartered Institute of Certified Accountants in UK. Mr. Lau is also an associate member of the Chartered Institute of Bankers in UK. He has more than 25 years experience in the financial industry and has extensive practical exposures in financial control, business planning and operational management. He had worked with Hang Seng Bank, Standard Chartered Bank, Bank Austria and The Long-Term Credit Bank of Japan. For the past twelve years, he was the Financial Controller of those banks that he worked with. Mr. Lau had also served in the Hong Kong Monetary Authority as a Bank Examiner to monitor the banks' compliance in Hong Kong. Currently, Mr. Lau is the Senior Vice President – Head of Group Finance of Asia Financial Holdings group. He joined Asia Financial Holdings group since July 2000.

YAM KIT SUNG
GENERAL MANAGER & VICE PRESIDENT OF FINANCE OF GRAND PLAZA HOTEL CORPORATION

Mr. Yam obtained his Bachelor of Accountancy (Honors) degree from Nanyang Technological University in Singapore. Upon graduation, he joined the international accounting firm, Price Waterhouse based in Singapore as an auditor and later joined CDL Hotels International Limited as an internal auditor. In 1996, he joined The Heritage Hotel Manila as an Operations Analyst and was appointed General Manager of the Company in April 2000. In June 2006, Mr. Yam was appointed Vice President Finance for HLG Enterprise Limited formerly known as LKN Primefield Limited, a company listed on the Singapore Stock Exchange. He also sits on the Board of several companies in the HLG Enterprise Limited group.

CORNELIO ABUDA
CORPORATE SECRETARY AND COMPLIANCE OFFICER

Mr. Cornelio B. Abuda assumed the position of Corporate Secretary and Compliance Officer of the Company on 1 July 2006. Mr. Abuda received his Bachelor of Laws degree from the University of the Philippines College of Law in 1990. He was admitted into the Philippine bar in 1991, and has been practicing law since then. He is a Partner of Quisumbing Torres Law Office, a member firm of Baker & McKenzie International. As a practicing lawyer, he has acted as a corporate secretary of various business concerns, among which are Nittan Capital Finance Inc. He is not a director of any reporting company

ITEM 10. EXECUTIVE COMPENSATION

EXECUTIVE AND DIRECTORS COMPENSATION

NAME	POSITION	YEAR	SALARY	BONUS	OTHERS/ DIRECTOR FEES
Wong Hong Ren	Chairman & President	2006			
Eddie Yeo Ban Heng	General Manager of Hotel	2006			
Yam Kit Sung	General Manager	2006			
Ho Mei Mei	AGM of Hotel	2006			
Chua Yew Hock	Exe. Chef	2006			
Total		2006	20,419,804	4,023,327	581,779
Directors		2006			3,024,000
All officers & Directors as a group		2006	20,419,804	4,023,327	3,605,779

The estimated total compensation for officers and directors in year 2007 is as follows:

Salary – PhP21 million
Bonus – PhP4 million
Other Fees – PhP4 million.

FOR THE LAST 2 FINANCIAL YEARS – 2005 & 2004

NAME	POSITION	YEAR	SALARY	BONUS	OTHERS/ DIRECTOR FEES
Wong Hong Ren	Chairman & President	2005			
Eddie Yeo Ban Heng	General Manager of Hotel	2005			
Yam Kit Sung	General Manager	2005			
Ho Mei Mei	AGM of Hotel	2005			
Chua Yew Hock	Exe. Chef	2005			
Total		2005	21,356,797	3,386,708	905,412
Directors		2005			2,772,047
All officers & Directors as a group		2005	21,356,797	3,386,708	3,677,457

NAME	POSITION	YEAR	SALARY	BONUS	OTHERS/ DIRECTOR FEES
Wong Hong Ren	Chairman & President	2004			
Peter Kan	General Manager of Hotel	2004			
Yam Kit Sung	General Manager	2004			
Ho Mei Mei	AGM of Hotel	2004			
Alex Chew	Exe. Chef	2004			
Total		2004	20,438,072	3,480,626	1,429,014
Directors		2004			1,226,190
All officers & Directors as a group		2004	20,438,072	3,480,626	2,655,204

The compensations of the directors are one-time directors' fees and do not involve any other form of remuneration. There are no arrangements, such as consulting contracts, pursuant to which any director of the Company was compensated, or is to be compensated, directly or indirectly, during the Company's last completed fiscal year, and the ensuing year, for any service provided as director.

Except for the Executive Chef, Mr. Chua Yew Hock, all the key officers are on a two-year employment contract renewable upon mutual agreement. Mr. Chua Yew Hock is on a one-year contract.

There are no agreements that require, if any such executive officers resign or are terminated by the Company, or if there is a change in control of the Company, the executive officers of the Company to be compensated a total amount exceeding PhP2,500,000.

ITEM 11. SECURITY AND OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Management

The following table shows the shareholding beneficially held by the officers of the Company as at 31 December 2006.

TITLE OF CLASS	NAME OF BENEFICIAL OWNER / (CITIZENSHIP)	AMOUNT & NATURE OF BENEFICIAL OWNERSHIP	PERCENT OF CLASS
Common shares	Yam Kit Sung (Singaporean)	2,999 shares beneficial	Less than 1%
Common shares	Eddie Yeo Ban Heng (Malaysian)	1 share beneficial	Less than 1%

The following entitles are directly or indirectly the beneficial owners of more than 5% of the Company's voting shares (common) as of 31 December 2006.

S/N	NAME OF SHAREHOLDER	CITIZENSHIP	NO. OF SHARES	% OF SHAREHOLDING (EXCLUSIVE OF TREASURY SHARES)
1	The Philippine Fund Limited	Bermuda	39,249,343[1]	53.49%
2	Zatrio Pte. Ltd.	Singapore	24,280,450	33..09%
3	RCBC Trust & Investment	Filipino	7,992,944[2]	10.89%

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Please see Note 15 of the audited financial statements for details.

ITEM 13. CORPORATE GOVERNANCE

Under the Manual of Corporate Governance of the Company, the Compliance Officer is responsible for monitoring compliance with the provisions and requirements, as well as violations of the Manual of Corporate Governance and issues a Certification regarding the level of compliance of the Company.

The Company complies with regulations and issuances issued by government authorities pertaining to corporate governance.

---

[1] The Philippine Fund Limited is owned by:

	Shareholder's Name	Class of Shares Owned	% Held
1.	Hong Leong Hotels Pte. Ltd. P.O. Box 309 Grand Cayman British West Indies, Cayman Islands	Ordinary	60%
2.	Pacific Far East (PFE) Holdings Corporation (formerly Istethmar International Corporation) Suite 2705-09, 27Flr, Jardine House 1 Connaught Place, Central, Hong Kong	Ordinary	20%
3.	Robina Manila House Limited 8/F Bangkok Bank Building 28 Des Voeux Road, Central Hong Kong	Ordinary	20%

[2] The registered address of RCBC Trust & Investment Division is 333 Sen. Gil J. Puyat Ave. Makati City.

Section 7.2 of the Manual of Corporate Governance of the Company provides that the Manual shall be reviewed quarterly unless the board of directors provides otherwise. Moreover, the Audit Committee of the Company reports regularly to the board of directors its quarterly review of the financial performance of the Company.

ITEM 14. EXHIBITS AND REPORTS ON SEC FORM 17-C

Exhibits

None

Reports on SEC Form 17-C

The following events were reported in SEC Form 17-C during the period January 2006 to December 2006:

Date of SEC Form 17-C	Subject Disclosed
9 January 2006	• Submission of certificate of compliance of manual on corporate governance.
9 January 2006	• Submission of attendance report of members of the board of directors.
7 February 2006	• Resignation of Guia Margarita Santos-Qua and her replacement by Michele Dee-Santos as a member of the board of directors, audit committee and nomination committee.
15 May 2006	• Buyback of shares of GPHC. • Election of directors, officers and members of the Nomination committee, audit committee and remuneration committee. • Approval by shareholders of the amendment of the By-laws of GPHC to incorporate the rules and procedure to nominate and select the independent director.
8 June 2006	• Approval by the SEC of the amendment of the By-laws of GPHC to incorporate the rules and procedure to nominate and select the independent director.
21 June 2006	• Report on the completion of the share buyback of GPHC.
30 June 2006	• Resignation of Natividad Kwan as corporate secretary and compliance officer of GPHC and her replacement by Cornelio Abuda.
5 July 2006	• Report on the Agreement to renew the management agreement between GPHC and CDL Hotels (Phils) Corp.
20 September 2006	• Report on the renewal of contract of lease between GPHC and PAGCOR.
13 October 2006	• Report on the renovation work of The Heritage Hotel Manila.
23 October 2006	• Declaration of cash dividend.

SIGNATURES

Pursuant to the requirements of Section 17 of the Securities Regulation Code and Section 141 of the Corporation Code, this report is signed on behalf of the issuer by the undersigned, thereunto duly authorized, in the City of ___Singapore___ on 5 Feb , 2007.

By:

Wong Hong Ren
Chairman & President

~~Yam Kit Sung~~
~~General Manager/~~
~~Vice President Finance~~

~~Cornelio Abuda~~
~~Corporate Secretary~~

SUBSCRIBED AND SWORN to before me this 5th day of February2007 affiant(~~s~~) exhibiting to me the~~ir~~ his ~~Community Tax Certificates~~/Passport~~s~~, as follows:

Names	CTC/Passport No.	Date of Issue	Place of Issue
Wong Hong Ren	S0016593Z	9-10-2002	Singapore

Notary Public

Doc. No.
Page No.
Book No.
Series of 2007.

NOTARY PUBLIC
Wilson Yip
N2006/0197
1 Apr 2006 - 31 Mar 2007
SINGAPORE

SIGNATURES

Pursuant to the requirements of Section 17 of the Securities Regulation Code and Section 141 of the Corporation Code, this report is signed on behalf of the issuer by the undersigned, thereunto duly authorized, in the City of Pasay, Philippines on FEB 1 _ 2007 February, 2007.

By:

~~Wong Hong Ren~~
~~Chairman & President~~

Yam Kit Sung
General Manager/
Vice President Finance

~~Cornelio Abuda~~
~~Corporate Secretary~~

SUBSCRIBED AND SWORN to before me this FEB 1 3 2007 of February 2007 affiant(s) exhibiting to me his Community Tax Certificates/Passports, as follows:

Names	CTC/Passport No.	Date of Issue	Place of Issue
Yam Kit Sung	10959377	February 24, 2006	Pasay City

ATTY. CARLOS C. PORMENTO
Notary Public
NOTARY PUBLIC
UNTIL DEC. 31, 2007
PTR NO. 052... 1-9-07 PASAY CITY
IBP NO. 692755/1-10-07 PASAY CITY
ROLL NO. 30650

Doc. No. 289
Page No. 59
Book No. 13
Series of 2007.

SIGNATURES

Pursuant to the requirements of Section 17 of the Securities Regulation Code and Section 141 of the Corporation Code, this report is signed on behalf of the issuer by the undersigned, thereunto duly authorized, in the City of Taguig City on 14 February, 2007.

By:

~~Wong Hong Ren~~
~~Chairman & President~~

~~Yam Kit Sung~~
~~General Manager/~~
~~Vice President-Finance~~

Cornelio Abuda
Corporate Secretary

SUBSCRIBED AND SWORN to before me this **14th** day of February 2007 affiant(s) exhibiting to me his Community Tax Certificates/Passports, as follows:

Names	CTC/Passport No.	Date of Issue	Place of Issue
Cornelio B. Abuda	01581823	4 January 2007	Manila

LORNA A. VILLANUEVA
Notary Public, Taguig, M.M.
Appointment No. 80, Until December 31, 2007
12th Floor, Net One Center, Crescent Park West
Bonifacio Global City, Taguig, Metro Manila
Roll of Attorney's No. [illegible]
PTR No. 0092218-A / [illegible] / Taguig, M.M.
Lifetime IBP No. 638095 / [illegible] / Makati Chapter

Doc. No. 281;
Page No. 57;
Book No. I;
Series of 2007.

FOREIGN SERVICE OF THE REPUBLIC OF THE PHILIPPINES

EMBASSY OF THE PHILIPPINES)
Consular Section) S.S.
Singapore)

CERTIFICATE OF AUTHENTICATION

NATHANIEL G. IMPERIAL, Consul of the Republic of

e Philippines, Singapore, duly commissioned and qualified, do hereby certify that
WILSON YIP

re whom the annexed instrument has been executed to wit:
URITIES AND EXCHANGE COMMISSION SEC FORM 17-A RE: ANNUAL REPORT
UANT TO SECTION 17 OF THE SECURITIES REGULATION CODE & SECTION 141 OF
ORPORATION CODE OF THE PHIL'S. DULY SIGNED BY WONG HONG REN,
MAN & PRESIDENT OF GRAND PLAZA HOTEL CORP.

as he time he/she signed the same a Notary Public in Singapore and that

s/h ignature affixed thereto is genuine.

e E assy assumes no responsibility for the contents of the annexed document.

VIT S HEREOF, I have hereunto set my hand and affixed the seal of the Embassy of

Phili es at Singapore, this ____________ day of 08-Feb-07

NATHANIEL G. IMPERIAL
Consul

Se e No: 38/2007

Fe id : 0.00

OR

GRAND PLAZA HOTEL CORPORATION

1 February 2007

Statement of Management's Responsibility For Financial Statements

SECURITIES AND EXCHANGE COMMISSION
SEC Building, EDSA, Greenhills
City of Mandaluyong

The management of **GRAND PLAZA HOTEL CORPORATION** is responsible for all information and representations contained in the financial statements as of and for the years ended December 31, 2006, 2005 and 2004. The financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines and reflect amounts that are based on the best estimates and informed judgment of management with an appropriate consideration to materiality.

In this regard, management maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. The management likewise discloses to the Company's audit committee and to its external auditor: (i) all significant deficiencies in the design or operation of internal controls that could adversely affect its ability to record, process, and report financial data; (ii) material weaknesses in the internal controls; and (iii) any fraud that involves management or other employees who exercise significant roles in internal controls.

The Board of Directors reviews the financial statements before such statements are approved and submitted to the stockholders of the Company.

Laya Mananghaya & Co., the independent auditors appointed by the stockholders, has audited the financial statements of the Company in accordance with generally accepted auditing standards in the Philippines and has expressed its opinion on the fairness of presentation upon completion of such audit, in its report to the Board of Directors and Stockholders.

Wong Hong Ren
Chairman and President

Yam Kit Sung
General Manager & Chief Financial Officer

Subscribed and sworn to before me a notary public for and in the City of SINGAPORE this 5th day of February 2007, the signatories exhibiting to me ~~their~~ his ~~Community Tax Certificates~~/Passports details of which are as follows:

Name	~~Community Tax Certificate~~/ Passport Number	Date	Place of Issue
Wong Hong Ren	S0016593Z	9th Oct 2002	Singapore
~~Yam Kit Sung.~~			

Notary Public

NOTARY PUBLIC
Wilson Yip
N2006/0197
1 Apr 2006 – 31 Mar 2007
SINGAPORE

Doc. No.
Page No.
Book No.
Series of 2007.

Wong Hong Ren
Chairman and President

Yam Kit Sung
General Manager & Chief Financial Officer

Subscribed and sworn to before me a notary public for and in the City of Pasay, Philippines this FEB 13 2007 of February 2007, the signatory exhibiting to me his Community Tax Certificates/Passports details of which are as follows:

Name	Community Tax Certificate/ Passport Number	Date	Place of Issue
~~Wong Hong Ren~~			
Yam Kit Sung	10959377	February 24, 2006	Pasay City

ATTY. CARLOS C PORMENTO
Notary Public
NOTARY PUBLIC
UNTIL DEC. 31, 2007
PTR NO. 062... 1-9-07 PASAY CITY
IBP NO. 69270 ... 1-10-07 PASAY CITY
ROLL NO. 30650

Doc. No. 290
Page No. 59
Book No. 13
Series of 2007.

FOREIGN SERVICE OF THE REPUBLIC OF THE PHILIPPINES

[illegible]MBASSY OF THE PHILIPPINES)
Consular Section) S.S.
Singapore)

CERTIFICATE OF AUTHENTICATION

[illegible] ***NATHANIEL G. IMPERIAL, Consul*** of the Republic of

th[illegible]ilippines, Singapore, duly commissioned and qualified, do hereby certify that

WILSON YIP

[illegible]ef[illegible] whom the annexed instrument has been executed to wit:
[illegible]TA[illegible]IENTS OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMNTS DATED
[illegible]F[illegible]UARY 2007 ADDRESSED TO SECURITIES AND EXCHANGE COMMISSION,
[illegible]IL[illegible]NES SIGNED AND EXECUTED BY WONG HONG REN, CHAIRMAN AND
[illegible]ES[illegible]NT OF GRAND PLAZA HOTEL CORPORATION

[illegible]s a[illegible]e time he/she signed the same a Notary Public in Singapore and that

[illegible]her[illegible]nature affixed thereto is genuine.

[illegible]Em[illegible]sy assumes no responsibility for the contents of the annexed document.

IN[illegible]TNE[illegible] HEREOF, I have hereunto set my hand and affixed the seal of the Embassy of

th[illegible]hilip[illegible]s at Singapore, this ______ day of 08-Feb-07

NATHANIEL G. IMPERIAL
Consul

Serv[illegible]No: [illegible]7/2007

Fee [illegible] : $[illegible]00

OR N[illegible] : 9[illegible]

GRAND PLAZA HOTEL CORPORATION

FINANCIAL STATEMENTS
December 31, 2006 and 2005

KPMG

Manabat Sanagustin & Co.
Certified Public Accountants
(formerly Laya Mananghaya & Co.)
22/F, Philamlife Tower, 8767 Paseo de Roxas
Makati City 1226, Metro Manila, Philippines

Telephone +63 (2) 885 7000
+63 (2) 893 8507
Fax +63 (2) 894 1985
+63 (2) 816 6595
Internet www.kpmg.com.ph
e-Mail manila@kpmg.com.ph

PRC-BOA Registration No. 0003
SEC Accreditation No. 0004-FR-1
BSP Accredited

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Grand Plaza Hotel Corporation
10th Floor, The Heritage Hotel Manila
EDSA corner Roxas Boulevard
Pasay City

We have audited the accompanying financial statements of Grand Plaza Hotel Corporation, which comprise the balance sheets as at December 31, 2006 and 2005, and the statements of revenues and expenses, statements of changes in stockholders' equity and statements of cash flows for each of the years in the three year period ended December 31, 2006, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Philippine Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Philippine Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Grand Plaza Hotel Corporation as of December 31, 2006 and 2005, and of its financial performance and its cash flows for each of the years in the three year period ended December 31, 2006 in accordance with Philippine Financial Reporting Standards.

MANABAT SANAGUSTIN & CO.

EMERITA H. ESCUETA
Partner
CPA License No. 0049037
SEC Accreditation No. 0022-AR-1
Tax Identification No. 123-046-982
BIR Accreditation No. 08-001987-2-2004
Issued July 14, 2004; Valid until July 13, 2007
PTR No. 0325107 J
Issued January 18, 2007 at Makati City

February 15, 2007
Makati City, Metro Manila
Philippines

PRC-BOA Registration No. 0003
SEC Accreditation No. 0004-FR-1
BSP Accredited

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Grand Plaza Hotel Corporation

We have audited the accompanying financial statements of Grand Plaza Hotel Corporation, which comprise the balance sheets as at December 31, 2006 and 2005, and the statements of revenues and expenses, statements of changes in stockholders' equity and statements of cash flows for each of the years in the three year period ended December 31, 2006, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Philippine Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Philippine Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KPMG

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Grand Plaza Hotel Corporation as of December 31, 2006 and 2005, and of its financial performance and its cash flows for each of the years in the three year period ended December 31, 2006 in accordance with Philippine Financial Reporting Standards.

Manabat Sanagustin & Co.

February 15, 2007
Makati City, Metro Manila
Philippines

GRAND PLAZA HOTEL CORPORATION
BALANCE SHEETS

	December 31	
	2006	2005
ASSETS		
Current Assets		
Cash and cash equivalents (Note 4)	**P237,842,702**	P295,549,341
Receivables - net (Notes 5 and 15)	**220,587,591**	206,430,172
Due from related parties (Note 15)	**1,012,526**	14,083,253
Inventories (Note 6)	**7,624,150**	8,975,281
Prepayments and other current assets (Note 7)	**17,577,727**	4,739,094
Total Current Assets	**484,644,696**	529,777,141
Deferred Income Tax (Note 8)	**10,474,579**	8,972,145
Investment in an Associate (Note 9)	**44,708,786**	44,171,976
Loan Receivable (Notes 10, 15 and 26)	**15,500,000**	15,500,000
Property and Equipment - net (Note 11)	**787,658,183**	779,968,066
Other Assets (Notes 12, 15 and 24)	**94,807,355**	94,805,355
	P1,437,793,599	P1,473,194,683

LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses (Notes 13 and 23)	**P83,608,032**	P77,714,008
Income tax payable	**24,074,549**	27,974,594
Due to related parties (Notes 15 and 24)	**4,267,811**	12,749,709
Refundable deposits (Note 24)	**27,389,434**	25,859,073
Other current liabilities (Notes 14 and 16)	**200,226,563**	191,211,538
Total Current Liabilities	**339,566,389**	335,508,922
Stockholders' Equity	**1,098,227,210**	1,137,685,761
	P1,437,793,599	P1,473,194,683

See Notes to Financial Statements.

GRAND PLAZA HOTEL CORPORATION
STATEMENTS OF REVENUES AND EXPENSES

	Years Ended December 31		
	2006	2005	2004
REVENUES			
Rooms	**P329,097,179**	P312,635,020	P263,894,829
Food and beverage	**224,958,055**	218,824,181	204,833,416
Other operating departments	**8,734,803**	10,548,146	11,713,420
Others (Note 24)	**107,997,916**	108,790,462	99,137,458
	670,787,953	650,797,809	579,579,123
COST OF SALES (Note 17)			
Food and beverage	**61,520,377**	60,219,973	58,509,268
Other operating departments	**3,932,907**	4,277,682	4,666,236
	65,453,284	64,497,655	63,175,504
GROSS PROFIT	**605,334,669**	586,300,154	516,403,619
SELLING AND OPERATING EXPENSES (Note 18)	**202,283,913**	203,624,372	192,041,852
ADMINISTRATIVE EXPENSES (Note 19)	**187,867,771**	174,530,008	168,475,144
	390,151,684	378,154,380	360,516,996
NET OPERATING INCOME	**215,182,985**	208,145,774	155,886,623
OTHER INCOME (EXPENSES)			
Interest income	**17,130,531**	13,211,688	12,971,326
Foreign exchange gain (loss)	**1,222,152**	(6,090,964)	(13,750,619)
Equity in net income (loss) of an associate (Note 9)	**536,810**	540,280	(1,415,640)
Dividend income	**67,705**	91,827	25,050
Gain on disposal of property and equipment	**48,671**	476,600	-
	19,005,869	8,229,431	(2,169,883)
INCOME BEFORE INCOME TAX	**234,188,854**	216,375,205	153,716,740
PROVISION FOR (BENEFIT FROM) INCOME TAX (Note 8)			
Current	**78,096,384**	70,988,812	50,143,329
Deferred	**(1,502,434)**	(1,782,772)	(5,636,432)
	76,593,950	69,206,040	44,506,897
NET INCOME	**P157,594,904**	P147,169,165	P109,209,843
Basic Earnings Per Share (Note 22)	**P2.15**	P1.93	P1.39
Diluted Earnings Per Share (Note 22)	**P2.15**	P1.93	P1.39

See Notes to Financial Statements.

GRAND PLAZA HOTEL CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Years Ended December 31		
	2006	2005	2004
CAPITAL STOCK			
Common stock - P10 par value			
Authorized - 115,000,000 shares			
Issued - 87,318,270 shares	**P873,182,700**	P873,182,700	P873,182,700
ADDITIONAL PAID-IN CAPITAL	**14,657,517**	14,657,517	14,657,517
RETAINED EARNINGS			
Appropriated			
Balance at beginning of year	**551,388,370**	439,975,320	439,975,320
Additions during the year (Note 25)	**145,690,100**	111,413,050	-
Balance at end of year	**697,078,470**	551,388,370	439,975,320
Unappropriated			
Balance at beginning of year	**249,845,544**	236,976,432	143,470,243
Appropriation during the year (Note 25)	**(145,690,100)**	(111,413,050)	-
Net income for the year	**157,594,904**	147,169,165	109,209,843
Dividends (Note 21)	**(51,363,345)**	(22,887,003)	(15,703,654)
Balance at end of year	**210,387,003**	249,845,544	236,976,432
	907,465,473	801,233,914	676,951,752
TREASURY STOCK, at cost - 13,942,062 shares, 11,028,261 shares and 8,800,000 shares in 2006, 2005 and 2004, respectively (Note 20)			
Balance at beginning of year	**(551,388,370)**	(439,975,320)	(439,975,320)
Acquisition of treasury stock (Note 25)	**(145,690,100)**	(111,413,050)	-
Balance at end of year	**(697,078,470)**	(551,388,370)	(439,975,320)
	P1,098,227,210	P1,137,685,761	P1,124,816,649

See Notes to Financial Statements.

GRAND PLAZA HOTEL CORPORATION
STATEMENTS OF CASH FLOWS

	Years Ended December 31		
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Income before income tax	**P234,188,854**	P216,375,205	P153,716,740
Adjustments for:			
Depreciation	**25,637,134**	26,878,023	39,643,967
Equity in net loss (income) of an associate	**(536,810)**	(540,280)	1,415,640
Provision for (reversal of) doubtful accounts	**(44,504)**	165,014	-
Provision for retirement	**4,470,059**	2,986,418	4,479,627
Interest income	**(17,130,531)**	(13,211,688)	(12,971,326)
Dividend income	**(67,705)**	(91,827)	(25,050)
Operating income before working capital changes	**246,516,497**	232,560,865	186,259,598
Decrease (increase) in:			
Receivables	**(14,152,378)**	(14,910,969)	25,817,888
Inventories	**1,351,131**	(274,562)	(2,782,327)
Prepayments and other current assets	**(23,153,778)**	(8,785,782)	(1,307,230)
Increase (decrease) in:			
Accounts payable and accrued expenses	**1,423,965**	(8,677,841)	(9,190,164)
Due to related parties	**(8,483,465)**	4,079,148	(51,954,856)
Refundable deposits	**1,530,361**	(3,063,536)	1,140,709
Other current liabilities	**9,015,025**	12,616,689	14,734,496
Cash generated from operations	**214,047,358**	213,544,012	162,718,114
Income taxes paid	**(71,681,294)**	(48,517,887)	(43,332,206)
Interest received	**17,169,994**	12,225,242	6,297,136
Dividend received	**67,705**	91,827	25,050
Net cash provided by operating activities	**159,603,763**	177,343,194	125,708,094
CASH FLOWS FROM INVESTING ACTIVITIES			
Additions to property and equipment	**(33,327,251)**	(16,670,435)	(2,097,919)
Decrease (increase) in other assets	**(2,000)**	1,071,786	(10,678,565)
Net cash used in investing activities	**(33,329,251)**	(15,598,649)	(12,776,484)

Forward

	Years Ended December 31		
	2006	2005	2004
CASH FLOWS FROM FINANCING ACTIVITIES			
Decrease (increase) in due from related parties	**P13,070,727**	(P6,373,069)	P27,926,261
Increase (decrease) in due to related parties	**1,567**	(1,706,903)	11,691,194
Dividends paid	**(51,363,345)**	(22,887,003)	(15,699,214)
Acquisition of treasury stock	**(145,690,100)**	(111,413,050)	-
Deposit on lease contract	**-**	-	(20,000,000)
Net cash provided by (used in) financing activities	**(183,981,151)**	(142,380,025)	3,918,241
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(57,706,639)**	19,364,520	116,849,851
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**295,549,341**	276,184,821	159,334,970
CASH AND CASH EQUIVALENTS AT END OF YEAR	**P237,842,702**	P295,549,341	P276,184,821

See Notes to Financial Statements.

1. Organization and Business

Grand Plaza Hotel Corporation ("the Company") was registered with the Philippine Securities and Exchange Commission (SEC) on August 9, 1989 primarily to own, lease or manage one or more hotels, inns or resorts, all adjuncts and accessories thereto, and all other tourist-oriented businesses as may be necessary in connection therewith.

The Company owns and operates The Heritage Hotel ("the Hotel"), a deluxe class hotel that offers 448 rooms and facilities and amenities such as restaurants, function halls, and a coffee shop. The Company's principal office is located at the 10th Floor, The Heritage Hotel, EDSA corner Roxas Boulevard, Pasay City, Metro Manila, Philippines.

2. Basis of Preparation

Statement of Compliance
The financial statements have been prepared in accordance with accounting principles generally accepted in the Philippines, as set forth in Philippine Financial Reporting Standards (PFRSs).

The financial statements were approved by the Board of Directors on February 15, 2007.

Basis of Measurement
The financial statements have been prepared on the historical cost basis and presented in Philippine Peso, which is the Company's functional currency.

Use of Estimates and Judgments
The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

3. Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements.

Adoption of New Standards, Amendments to Standards and Interpretations
The Financial Reporting Standards Council, or FRSC, (the successor body to the Accounting Standards Council) approved the adoption as part of PFRSs a number of new standards, amendments to standards, and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

New Standard, Amendments to Standards and Interpretations Adopted in 2006
Effective January 1, 2006, the Company adopted the following new standards, amendments to standards and interpretations:

- Amendment to PAS 19, *Employee Benefits - Actuarial Gains and Losses, Group Plans and Disclosures* provides an option for recognizing actuarial gains and losses in full in the period in which they occur, outside profit or loss. The amendment also requires entities to give additional disclosures.

- IFRIC 4, *Determining Whether an Arrangement Contains a Lease* provides guidance for determining whether an arrangement, comprising a transaction or a series of related transactions, that does not take the legal form of a lease but conveys a right to use an asset in return for a payment or series of payments, is or contains, a lease that should be accounted for in accordance with PAS 17, *Leases*.

The adoption of the above standards, amendments to standards and interpretations did not have a material effect on the Company's financial statements.

New Standard, Amendment to Standard and Interpretations Not Yet Adopted
The following are the new standard, amendment to standard and interpretations which are not yet effective for the year ended December 31, 2006, and have not been applied in preparing these financial statements:

- PFRS 7, *Financial Instruments: Disclosures* requires extensive disclosures about the significance of financial instruments for an entity's financial position and performance, and quantitative and qualitative disclosures on the nature and extent of risks.

- Amendment to PAS 1, *Presentation of Financial Statements - Capital Disclosures* adds requirements to disclose the entity's objectives, policies and processes for managing capital; quantitative data about what the entity regards as capital; whether the entity has complied with any capital requirements; and if it has not complied, the consequences of such non-compliance.

Under the prevailing circumstances, the adoption of the above standard, amendment to standard and interpretations in 2007 is not expected to have any material effect on the Company's financial statements.

<u>Cash and Cash Equivalents</u>
Cash includes cash on hand and cash in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from dates of acquisition and that are subject to an insignificant risk of changes in value.

<u>Accounts Receivable</u>
Accounts receivable are stated at face value, net of allowance if collection of the full amount is no longer probable.

<u>Inventories</u>
Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out (FIFO) principle, and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of selling expenses.

Investment in an Associate

Investment in an associate, Harbour Land Corporation (HLC), which is 40%-owned by the Company and in which the Company has significant influence is accounted for under the equity method of accounting. Under the equity method, the investment is carried in the balance sheet at cost plus post-acquisition changes in the Company's share in the net assets of the investee company. After the application of the equity method, the company determines whether it is necessary to recognize any additional impairment loss with respect to the Company's net investment in the investee company. The statements of revenues and expenses reflect the share of the results of the operations of the investee company.

The Company discontinues applying the equity method when its investment in the investee company is reduced to zero. Accordingly, additional losses are not recognized unless the Company has guaranteed certain obligations of the investee company. When the investee company subsequently reports net income, the Company will resume applying the equity method but only after its share in net income equals the share in net losses not recognized during the period the equity method was suspended.

Property and Equipment

Items of property and equipment are measured at cost less accumulated depreciation, amortization and impairment losses, if any, except operating supplies (chinaware, glassware, silverware, linen and utensils) which are not depreciated, based on industry practice. Operating supplies are treated as a base stock upon initial opening of the hotel.

Cost includes expenditures that are directly attributable to the acquisition of the asset. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

The cost of replacing part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The costs of day-to-day servicing of property and equipment are recognized in statements of revenues and expenses as incurred.

Depreciation is recognized in statements of revenues and expenses on a straight-line basis over the estimated useful lives of each part of an item of property and equipment. Leasehold improvements are depreciated over the shorter of the lease term and their useful lives.

The estimated useful lives for the current and comparative periods are as follows:

	Number of Years
Building and building improvements	46-50
Furniture, fixture and equipment	5-10
Transportation equipment	5
Leasehold improvements	5

Depreciation methods, useful lives and residual values are reassessed at each reporting date.

Construction in progress, which pertains to renovation of rooms, is stated at cost and is not depreciated until such time the renovation is completed.

Impairment

The carrying amounts of the Company's non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset's recoverable amount is estimated.

An impairment loss is recognized if the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognized in statements of revenues and expenses.

The recoverable amount of an asset is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Foreign Currency Transactions

Transactions in foreign currencies are translated to Philippine Peso at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Foreign currency differences arising on retranslation are recognized in statements of revenues and expenses.

Leased Assets

The Company accounts for its leases under the operating lease method. Under this method the total lease payments are amortized as expense using the straight-line basis over the term of the lease.

Revenue Recognition

Revenue is recognized when it is probable that the economic benefits will flow to the Company and the amount of revenue can be measured reliably. The following specific recognition criteria must also be met before revenue is recognized:

Room revenue: Revenue is recognized upon actual room occupancy.

Food and beverage: Revenue is recognized upon delivery of order.

Rent income: Revenue from rental income is recognized on a straight-line basis over the lease term.

Income Tax Expense

Income tax expense comprises current and deferred tax. Income tax expense is recognized in statements of revenues and expenses except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax is expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is provided using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the balance sheet date.

A deferred income tax asset is recognized to the extent that it is probable that future taxable profits will be available against which temporary difference can be utilized. Deferred income tax assets are reviewed at each balance sheet date and are reduced to the extent that it is no longer probable that the related income tax benefit will be realized.

Treasury Stock

Treasury stock is carried at cost.

Earnings Per Share

The Company presents basic and diluted earnings per share (EPS) for its ordinary assets. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the year, after giving retroactive effect to any stock dividends declared during the year, if any. Diluted EPS is determined by adjusting the net income for the effects of all dilutive potential shares, which comprise convertible notes and share options granted to employees.

Related Parties

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence. Related parties may be individuals or corporate entities.

Retirement Costs

The Company accrues retirement costs in accordance with the existing law, Republic Act No. 7641.

4. Cash and Cash Equivalents

This account consists of:

	2006	2005
Cash on hand and in banks	**P21,212,795**	P16,859,570
Short-term investments	**216,629,907**	278,689,771
	P237,842,702	P295,549,341

Cash in banks earn interest at the prevailing bank deposit rates. Short-term investments consist mainly of time deposits which earn interest at prevailing market rates.

5. Receivables

This account consists of:

	2006	2005
Trade	**P198,237,668**	P188,817,487
Interest (Note 15)	**11,989,788**	11,864,788
Advances to contractors	**2,714,170**	1,241,104
Advances to employees	**99,489**	587,661
Other receivables	**7,986,534**	4,421,556
	221,027,649	206,932,596
Less allowance for doubtful accounts	**440,058**	502,424
	P220,587,591	P206,430,172

Trade receivables include billings for output tax to a certain government-controlled corporation (see Note 14).

6. Inventories

This account consists of:

	2006	2005
Food	**P2,448,772**	P1,679,599
General supplies	**2,259,229**	3,197,429
Beverage and tobacco	**1,040,611**	1,294,897
Engineering supplies	**866,517**	882,734
Others	**1,009,021**	1,920,622
	P7,624,150	P8,975,281

7. Prepayments and Other Current Assets

This account consists of:

	2006	2005
Input tax	**P9,597,854**	P2,414,123
Prepaid expenses	**7,946,529**	1,684,626
Others	**33,344**	640,345
	P17,577,727	P4,739,094

8. Income Tax

The components of the Company's deferred income tax assets are as follows:

	2006	2005
Provision for retirement	**P7,733,716**	P6,209,889
Deferred rental income	**2,586,843**	2,586,407
Provision for bad debts	**154,020**	175,849
	P10,474,579	P8,972,145

The reconciliation of the provision for income tax computed at statutory income tax rate to the provision for income tax shown in the statements of revenues and expenses follows:

	2006	2005	2004
Provision for income tax at statutory tax rate	**P81,966,099**	P70,321,936	P49,189,357
Additions to (reductions in) income tax resulting from the tax effects of:			
Foreign exchange difference	**(869,593)**	1,827,391	(1,451,744)
Income subjected to final tax	**(4,314,666)**	(2,767,702)	(2,243,065)
Equity in net loss (income) of an associate	**(187,890)**	(175,585)	453,005
Others	-	-	(1,440,656)
	P76,593,950	P69,206,040	P44,506,897

On May 24, 2005, Republic Act No. 9337 entitled "An Act Amending the National Internal Revenue Code, as Amended, with Salient Features" (Act), was passed into law effective November 1, 2005. Among others, the Act includes the following significant revisions to the rules of taxation:

a. Change in the corporate income tax rates from 32% to 35% starting November 1, 2005 and to 30% starting January 1, 2009;

b. Change in the amount of interest expense disallowed as tax-deductible expense equivalent to a certain percentage applied to the interest income subjected to final tax; such percentage was changed from 38% to 42% starting November 1, 2005 and to 33% starting January 1, 2009; and

c. Grant of authority to the Philippine President to increase the 10% VAT rate to 12% effective February 1, 2006, subject to compliance with certain economic conditions.

9. Investment in an Associate

Investment in an associate pertains to 40% ownership in Harbour Land Corporation (HLC), a Philippine Corporation engaged in the real estate business.

This account consists of:

	2006	2005
Acquisition cost	**P48,200,000**	P48,200,000
Accumulated share in net losses:		
Balance at beginning of year	**(4,028,024)**	(4,568,304)
Equity in net income of associate during the year	**536,810**	540,280
Balance at end of year	**(3,491,214)**	(4,028,024)
	P44,708,786	P44,171,976

A summary of the financial information of HLC follows:

	2006	2005
Total assets	**P149,302,604**	P148,001,669
Total liabilities	**91,530,638**	91,571,730
Total stockholders' equity	**57,771,966**	56,429,939
Net income	**1,342,027**	1,350,699

10. Loan Receivable

This pertains to the loan granted to Rogo Realty Corporation (RRC) which is collateralized by RRC's investment in shares of stock of HLC and is payable in year 2015 with interest rate of 5% per annum. The loan is carried at cost.

11. Property and Equipment

The movements in this account are as follows:

	For the Year Ended December 31, 2006						
	Building and Improvements	Furniture, Fixture and Equipment	Transportation Equipment	Leasehold Improvements	Operating Supplies	Construction in Progress	Total
Gross carrying amount:							
Balance at beginning of year	P969,959,007	P300,633,726	P3,259,091	P385,157	P33,651,470	P -	P1,307,888,451
Additions	2,309,257	2,767,268	899,107	-	-	27,351,619	33,327,251
Disposals	-	(737,071)	-	-	-		(737,071)
Balance at end of year	972,268,264	302,663,923	4,158,198	385,157	33,651,470	27,351,619	1,340,478,631
Accumulated depreciation and amortization:							
Balance at beginning of year	238,550,722	288,404,052	580,454	385,157	-	-	527,920,385
Depreciation and amortization for the year	21,251,766	3,703,579	681,789	-	-	-	25,637,134
Disposals	-	(737,071)	-	-	-	-	(737,071)
Balance at end of year	259,802,488	291,370,560	1,262,243	385,157	-	-	552,820,448
Carrying amount: December 31, 2006	P712,465,776	P11,293,363	P2,895,955	P -	P33,651,470	P27,351,619	P787,658,183
December 31, 2005	P731,408,285	P12,229,674	P2,678,637	P -	P33,651,470	P -	P779,968,066

	For the Year Ended December 31, 2005					
	Building and Building Improvements	Furniture, Fixture and Equipment	Transportation Equipment	Leasehold Improvements	Operating Supplies	Total
Gross carrying amount:						
Balance at beginning of year	P963,302,618	P294,770,048	P2,082,362	P385,157	P33,651,470	P1,294,191,655
Additions	6,656,389	7,514,046	2,500,000	-	-	16,670,435
Disposals	-	(1,650,368)	(1,323,271)	-	-	(2,973,639)
Balance at end of year	969,959,007	300,633,726	3,259,091	385,157	33,651,470	1,307,888,451
Accumulated depreciation and amortization:						
Balance at beginning of year	217,477,622	284,526,315	1,626,907	385,157	-	504,016,001
Depreciation and amortization for the year	21,073,100	5,528,105	276,818	-	-	26,878,023
Disposals	-	(1,650,368)	(1,323,271)	-	-	(2,973,639)
Balance at end of year	238,550,722	288,404,052	580,454	385,157	-	527,920,385
Carrying amount: December 31, 2005	P731,408,285	P12,229,674	P2,678,637	P -	P33,651,470	P779,968,066
December 31, 2004	P745,824,996	P10,243,733	P455,455	P -	P33,651,470	P790,175,654

12. Other Assets

This account consists of:

	2006	2005
Deposit on lease contract (Note 15)	**P78,000,000**	P78,000,000
Prepaid rental (Note 15)	**10,678,565**	10,678,565
Miscellaneous investments and deposits	**5,118,790**	5,116,790
Others	**1,010,000**	1,010,000
	P94,807,355	P94,805,355

13. Accounts Payable and Accrued Expenses

This account consists of:

	2006	2005
Trade payables	**P22,378,372**	P22,981,533
Accrued liabilities	**60,730,535**	54,233,350
Others	**499,125**	499,125
	P83,608,032	P77,714,008

14. Other Current Liabilities

This account consists of:

	2006	2005
Output tax payable	**P154,836,603**	P144,028,820
Reserves (Note 16)	**22,759,198**	18,679,826
Deferred rental	**7,390,979**	7,389,734
Others	**15,239,783**	21,113,158
	P200,226,563	P191,211,538

Output tax payable consists mainly of output tax charged to a certain government-controlled corporation, as mentioned in Note 5.

15. Related Party Transactions

Transactions with Related Parties

The Company has significant transactions with related parties as indicated below.

	Nature	2006	2005
Due from related parties:			
HLC	Advances	**P1,003,294**	P1,004,626
RRC	Advances	**6,784**	5,623,171
CDL Hotels (Phils.) Corporation (CDL)	Advances	**2,448**	7,455,456
		1,012,526	14,083,253
RRC	Interest	**11,664,788**	10,889,788
HLC	Interest	**325,000**	975,000
		11,989,788	11,864,788
RRC	Loan	**15,500,000**	15,500,000
HLC	Lease deposit	**78,000,000**	78,000,000
HLC	Prepaid rent	**10,678,565**	10,678,565
		P117,180,879	P130,126,606

	Nature	2006	2005
Due to related parties:			
CDL	Management fee	**P3,004,486**	P9,616,201
HLC	Rent payable	**962,872**	2,834,622
Millennium & Copthorne Int'l. Ltd.	Advances	**300,453**	298,886
		P4,267,811	P12,749,709

In the normal course of business, the Company grants/obtains advances to/from related parties for working capital purposes. These advances are not interest-bearing and have no definite payment terms.

The interest receivable from HLC arises from the 5% interest on the lease deposit of the Company to HLC.

The interest receivable from RRC arises from the 5% interest on the loan granted by the Company to RRC.

The Company has a management contract with CDL under which the latter provides management, technical and administrative services to the Company in return for a yearly management and incentive fees equivalent to a certain percentage of total gross revenue and of gross operating profit, respectively.

The relationship of the Company with the related parties is shown below:

Related Party	**Relationship**
RRC	Under common control
HLC	Associate
CDL	Under common control
The Philippine Fund Limited	Intermediate parent company
Millenium & Copthorne Int'l. Ltd.	Ultimate parent company

Transactions with Key Management Personnel

The total remuneration of key management personnel is shown below:

	2006	2005	2004
Directors	**P3,024,000**	P2,772,047	P1,226,190
Executive officers	**12,123,356**	25,648,917	25,347,712
	P15,147,356	P28,420,964	P26,573,902

The Company does not provide post-employment and equity-based compensation benefits to its directors and executive officers.

16. Reserves

The changes in reserves consist of:

	2006	2005
Balance at beginning of year	**P21,053,839**	P17,477,115
Additions	**8,385,534**	8,068,767
Utilization	**(6,680,175)**	(6,866,056)
Balance at end of year (Note 14)	**P22,759,198**	P18,679,826

This account pertains to reserves set up by the Company to defray the cost of replacing certain operating supplies of the Hotel such as lost, broken, damaged or worn-out chinaware, glassware, linen, bed sheets, etc.

17. Cost of Sales

This is account consists of:

	2006	2005	2004
Inventory, beginning	**P8,975,281**	P9,190,928	P8,292,405
Purchases	**64,102,153**	64,282,008	64,074,027
Available for sale	**73,077,434**	73,472,936	72,366,432
Inventory, ending	**(7,624,150)**	(8,975,281)	(9,190,928)
	P65,453,284	P64,497,655	P63,175,504

18. Selling and Operating Expenses

This account consists of:

	2006	2005	2004
Salaries, wages and employee benefits:			
Food and beverage	**P48,001,577**	P44,146,724	P48,245,352
Rooms	**25,089,431**	21,655,230	22,612,094
Other operated departments	**2,902,112**	3,745,106	3,819,371
	75,993,120	69,547,060	74,676,817
Property operation, maintenance, energy and conservation	**97,667,359**	105,121,596	92,446,370
Guest supplies	**8,757,893**	9,638,549	8,530,393
Laundry and dry cleaning	**4,328,967**	3,655,191	2,907,324
Kitchen fuel	**3,229,529**	3,285,588	2,727,059
Transport charges	**1,583,942**	2,449,475	927,734
Printing and stationery	**1,433,446**	1,537,137	1,620,229
Cleaning supplies	**1,392,469**	1,435,768	1,330,278
Permits and licenses	**1,350,073**	1,119,705	1,181,872
Music and entertainment	**1,313,043**	1,292,034	1,261,952
Reservation expenses	**1,111,648**	1,428,389	704,448
Commission	**547,574**	579,802	459,913
Miscellaneous	**3,574,850**	2,534,078	3,267,463
	P202,283,913	P203,624,372	P192,041,852

19. Administrative Expenses

This account consists of:

	2006	2005	2004
Hotel Overhead Departments			
Salaries, wages and employee benefits:			
Administrative and general	**P36,524,054**	P32,257,451	P33,934,637
Engineering	**8,835,142**	7,645,997	7,605,491
Sales and marketing	**7,208,155**	6,245,402	6,964,390
Human resources	**2,452,909**	2,061,630	2,522,818
	55,020,260	48,210,480	51,027,336
Management and incentive fees	**31,875,716**	30,797,778	24,534,409
Credit card commission	**5,218,836**	4,624,023	3,996,151
Legal and professional fees	**3,422,804**	3,600,859	2,914,099
Data processing	**2,598,474**	1,050,024	1,079,442
Entertainment	**1,492,634**	978,150	1,068,631
Communication	**835,019**	1,098,719	1,286,884
Printing and stationery	**847,178**	928,622	922,782
Awards and social activities	**153,766**	671,612	940,342
Training	**25,189**	401,074	900,141
Miscellaneous	**8,308,833**	4,877,905	7,592,453
	109,798,709	97,239,246	96,262,670
Corporate Office			
Depreciation	**25,637,134**	26,878,023	39,643,967
Insurance	**14,111,359**	13,086,061	11,994,894
Leased land rental	**10,798,560**	10,798,560	8,016,900
Property tax	**9,265,681**	9,265,681	9,000,001
Miscellaneous	**18,256,328**	17,262,437	3,556,712
	78,069,062	77,290,762	72,212,474
	P187,867,771	P174,530,008	P168,475,144

20. Treasury Stock

The board of directors, in its meeting on May 15, 2006, approved the purchase of 2,913,802 shares of the Company at P50 per share from its stockholders on record as of June 5, 2006. The buy-back offer was to purchase one (1) share out of every twenty-six (26) shares held by each shareholder as of record date.

The board of directors, in its meeting on April 18, 2005, approved the purchase of 2,228,261 shares of the Company at P50 per share from its stockholders on record as of May 9, 2005. The buy-back offer was to purchase one (1) share out of every thirty-five (35) shares held by each shareholder as of record date.

As of December 31, 2006, 13,942,062 shares were held in treasury after share buy-back of 2,913,802 shares in May 2006.

21. Dividend Declaration

The board of directors declared cash dividends on various dates as follows:

Date of Meeting	Stockholders on Record as of	Date of Payment	Dividend per Share	Amount
Oct. 23, 2006	Nov. 8, 2006	Dec. 1, 2006	P0.70	P51,363,345
Nov. 25, 2005	Dec. 9, 2005	Dec. 23, 2005	0.30	22,887,003
Oct. 14, 2004	Nov. 3, 2004	Nov. 20, 2004	0.20	15,703,654

22. Earnings Per Share

Basic earnings per share are computed as follows:

	2006	2005	2004
Outstanding number of shares			
Balance at beginning of year - net of treasury stock of 13,942,062 shares, 11,028,261 shares and 8,800,000 shares in 2006, 2005 and 2004, respectively	**76,290,009**	78,518,270	78,518,270
Acquisition of treasury stock	**2,913,801**	2,228,261	-
	73,376,208	76,290,009	78,518,270

	2006	2005	2004
Net income for the year	**P157,594,904**	P147,169,165	P109,209,843
Divided by outstanding shares	**73,376,208**	76,290,009	78,518,270
	P2.15	P1.93	P1.39

There are no potential dilutive common stock for the years presented.

23. Retirement Cost

The Company accrues retirement benefits for its employees in compliance with Republic Act No. 7641 "Philippine Retirement Law" which requires a company to pay a minimum retirement benefits to employees who retire after reaching the mandatory retirement age of 65 years old or the optional retirement age of 60 years old with at least five (5) years of service to the company.

Provision for retirement amounted to P4,470,059, P2,986,418 and P4,479,627 for the years 2006, 2005 and 2004, respectively. As at December 31, 2006 and 2005, accrued retirement liability presented under "Accounts Payable and Accrued Expenses" account totaled P22,096,333 and P17,742,541, respectively.

Based on the latest actuarial valuation of the Company's retirement liability under Republic Act No. 7641 as of December 31, 2006, the current service cost is P2,082,152 and P1,217,871 in 2006 and 2005, respectively, and the present value of obligation is P16,456,780 and P14,326,413 in 2006 and 2005, respectively. The retirement fund is currently unfunded.

24. Leases

Lease Receivables

The Company leases certain portions of the Hotel premises to third parties for a term of three years with options for extension/renewal upon mutual agreement of the parties. The leases include provisions for rental increment ranging from 5% to 12% upon renewal of the contracts subject to renegotiations of both parties. Future minimum lease receivables are as follows:

	2006	2005	2004
Due within one year	**P101,535,303**	P110,270,575	P92,367,900
After one year but not more than five years	**50,924,644**	165,445,174	51,553,862
	P152,459,947	P275,715,749	P143,921,762

The lease agreements with the third parties required the latter to give the Company lease deposits in the total amount of P23,470,282 shown as part of "Refundable Deposits" in the balance sheet.

Lease Obligations

The Company leases the land occupied by the Hotel from HLC for a period of 25 years up to January 1, 2015. Future minimum rental obligations on the land are as follows:

	2006	2005	2004
Due within one year	**P10,678,565**	P10,678,565	P10,678,565
After one year but not more than five years	**42,714,260**	42,714,260	42,714,260
More than five years	**32,035,695**	53,392,825	64,071,390
	P85,428,520	P106,785,650	P117,464,215

On August 1, 2004, the Company, as lessee, and HLC, as lessor, agreed to amend the Contract of Lease with Option to Purchase executed by the parties on November 12, 1991 covering the lease of the land. The amended contract provides for the following changes:

a. The annual rental on the land was increased from P5,910,000 to P10,678,565;

b. The required lease deposit (shown as part of "Other Assets" in the balance sheet) was increased from P58 million to P78 million;

c. The interest rate on the lease deposit which the lessor is obligated to pay to the Company was reduced from 10% per annum to 5%;

d. The parties agreed to convert a portion of the unpaid interest on the lease deposit in the amount of P10,678,565 into advance rental payment (shown as part of "Other Assets" in the balance sheet) to be applied on the rent due from the Company for the year 2009; and

e. The parties agreed to convert a portion of the unpaid interest on the lease deposit in the amount of P20 million into "Deposit on Lease Contract" to cover the full amount of the agreed increase in the lease deposit.

The Company also leases a fully furnished townhouse unit from HLC for a period of 2 years up to December 31, 2007 renewable at the option of both parties. The annual rental on the townhouse unit is P120,000.

25. Appropriation of Retained Earnings

The Company has appropriated the amount of P145,690,100 and P111,413,050 in 2006 and 2005, respectively, to finance the acquisition of treasury stock during those years.

26. Financial Assets and Liabilities

The Company's financial assets consisting of shares of stock and liabilities are recognized initially at fair value. Transaction costs (debts issuance costs) are included in the initial measurement of all financial assets and liabilities. Subsequent to initial recognition, assets and liabilities are valued at amortized cost using the effective interest rate method or the fair value depending on the classification.

The estimated fair values of the Company's financial assets and liabilities as of December 31, 2006 and 2006 approximate their carrying values based on the following methods and assumptions used to estimate fair value of each class of financial instrument for which it is practicable to estimate such value:

Financial Assets
Due to the short-term nature of the transactions, the fair value of cash and cash equivalents and receivables approximate the amount of consideration at the time of initial recognition. Investment in an associate is accounted for under the equity method as required under PAS 28 Investment in an Associate. Loan receivable is carried at cost in the balance sheets.

Financial Liabilities
Due to the short-term nature of the transactions, the fair value of accounts payable and accrued expenses and other liabilities approximate the amount of consideration at the time of initial recognition.

Financial Risk Management Objectives and Policies
The Company's principal financial instruments comprise cash, short-term time deposits, receivables, and payables.

Exposure to credit, interest rate, liquidity and currency risks arise in the normal course of the Company's business activities. The main objectives of the Company's financial risk management are as follows:

- to identify and monitor such risks on an ongoing basis;
- to minimize and mitigate such risks; and
- to provide a degree of certainty about costs.

The Company's financing and treasury function operates as a centralized service for managing financial risks and activities as well as providing optimum investment yield and cost-efficient funding for the Company.

Credit Risk

The investment of the Company's cash resources is managed so as to minimize risk while seeking to enhance yield. The Company's holding of cash and money market placements expose the Company to credit risk of the counterparty if the counterparty is unwilling or unable to fulfill its obligations, and the Company consequently suffers financial loss. Credit risk management involves entering into financial transactions only with counterparties with acceptable credit standing. The treasury policy sets aggregate credit limits of any one counterparty and annually reviews the exposure limits and credit ratings of the counterparties.

The Company has credit management policies in place to ensure that rental contracts are entered into with customers who have sufficient financial capacity and good credit history.

Receivables balance is being monitored on a regular basis to ensure timely execution of necessary intervention efforts.

As of balance sheet date, there were no significant concentrations of credit risk.

Interest Rate Risk

The Company has no debt obligations to third parties. As such the Company has minimal interest rate risk.

Liquidity Risk

The Company monitors its cash flow position and overall liquidity position in assessing its exposure to liquidity risk. The Company maintains a level of cash and cash equivalents deemed sufficient to finance operations and to mitigate the effects of fluctuation in cash flows. The maturities of short-term money market placements are balanced between maximization of earnings and meeting cash requirements.

Foreign Currency Risk

Financial assets and financing facilities extended to the Company were mainly denominated in Philippine Peso. As such, the Company's foreign currency risk is minimal.

27. Contingencies

The Company, in the ordinary course of business, is a party to certain labor and other cases which are under protest or pending decisions by the courts, the outcome of which are not presently determinable. In the opinion of Management and its legal counsel, the eventual liability arising from these cases or claims, if any, will not have a material effect on the Company's financial position or results of operations.

28. Reclassification

Certain accounts in the 2005 financial statements have been reclassified to conform with the 2006 financial statements presentation.

GRAND PLAZA HOTEL CORPORATION

Schedules Required by the Securities and Exchange Commission
December 31, 2006

TABLE OF CONTENTS

GRAND PLAZA HOTEL CORPORATION

Schedule A - Marketable Securities - Current Marketable Equity Securities and Other Short-Term Cash Investments

December 31, 2006

Name of issuing entity and association of each issue	Number of shares or principal amount of bonds and notes	Amount shown in the balance sheet	Income accrued
ANZ Bank	P162,859,629	P162,859,629	P246,882
Dao Heng Bank - Hongkong	53,770,278	53,770,278	47,476
	P216,629,907	P216,629,907	P294,358

GRAND PLAZA HOTEL CORPORATION

Schedule B - Amount Receivable from Directors, Officers, Employees, Related Parties and Principal Stockholders (Other than Related Parties)

December 31, 2006

Debtor		Balance at		Deductions				Balance at
Name	Designation	beginning of period	Additions	Amounts collected	Amounts written off	Current	Noncurrent	end o peric
De Jesus, Grace	HRD Assistant	P84,030	-	-	-	P84,030	-	P84,030
Bautista, Armando	Purchasing Manager	23,145	-	1,615	-	21,530	-	21,530
Chua, Yew Hock	Exec. Sous Chef	4,455	5,247	-	-	9,702	-	9,702
Ho, Mei Mei	Asst. General Manager	23,749	-	41,746	-	(17,997)	-	(17,997)
Winebrenner - Various Employees	Health Insurance	301,980	-	305,067	-	(3,087)	-	(3,087)
Villanueva, Madel	Financial Analyst	53,552	-	53,552	-	-	-	-
Ventigan, Charity	Sales Manager	22,491	-	22,491	-	-	-	-
Miyoshi, Ikuko	Former Japanese Sales & GR Mgr.	18,889	-	18,889	-	-	-	-
Roldan, Norielle	Director of Marketing	16,014	-	16,014	-	-	-	-
Kabigting, Regina	PR Manager	14,000	-	14,000	-	-	-	-
Magsalin, Grace	HR Director	10,000	-	10,000	-	-	-	-
Garcia, Jefferson	Accounts Clerk	6,390	-	6,390	-	-	-	-
Bautista, Nimfa	Reservations Manager	4,329	-	4,329	-	-	-	-
Other various employees	Various	4,637	674	-	-	5,311	-	5,311
		P587,661	P5,921	P494,093	-	P99,489	-	P99,489

GRAND PLAZA HOTEL CORPORATION

Schedule C - Non-current Marketable Equity Securities, Other Long-Term Investments in Stocks, and Other Investments

December 31, 2006

Name of issuing entity and description of investment	Number of shares or principal amount of bonds and notes	Net Amount in Pesos	Equity in earnings/(loss) of investee for the year	Other	Distribution of earnings by investee	Dividends received from other investments not accounted for by the equity method	Other
Investments in shares of stock - at equity:							
Harbour Land Corporation	48,200,000	P44,708,786	P536,810	P -	P -	P -	P -

GRAND PLAZA HOTEL CORPORATION

Schedule D - Indebtedness of Unconsolidated Subsidiaries and Related Parties
December 31, 2006

Description	Nature	Balance at beginning of period	Balance at end of period
Due from related parties:			
Rogo Realty Corporation	Advances	P5,623,171	P6,784
Harbour Land Corporation	Advances	1,004,626	1,003,294
CDL Hotels (Phils.) Corporation	Advances	7,455,456	2,448
		14,083,253	1,012,526
Harbour Land Corporation	Interest	975,000	325,000
Rogo Realty Corporation	Interest	10,889,788	11,664,788
		11,864,788	11,989,788
Rogo Realty Corporation	Loan	15,500,000	15,500,000
Harbour Land Corporation	Lease Deposit	78,000,000	78,000,000
Harbour Land Corporation	Prepaid Rent	10,678,565	10,678,565
		P130,126,606	P117,180,879

GRAND PLAZA HOTEL CORPORATION

Schedule G - Indebtedness to Related Parties (Long-Term Loans from Related Companies)
December 31, 2006

Description	Balance at beginning of period	Balance at end of period
Due to related parties:		
Millennium & Copthorne Int'l. Ltd.	P298,886	P300,453
CDL Hotels (Phils.) Corporation	9,616,201	3,004,486
Harbour Land Corporation	2,834,622	962,872
	P12,749,709	P4,267,811

GRAND PLAZA HOTEL CORPORATION

Schedule I - Capital Stock

December 31, 2006

Title of Issue	Number of shares authorized	Number of shares Issued and outstanding shown under related balance sheet caption	Number of shares reserved for options, warrants, conversion and other rights, etc.	Number of shares held by related parties	Directors, officers and employees	Others
Common shares						
at P10 par value	115,000,000	87,318,270	-	39,249,343	7,320	48,061,607

**Number of shares in Treasury is 13,942,062.*

GRAND PLAZA HOTEL CORPORATION

List of Top Twenty (20) Stockholders of Record
December 31, 2006

Name of Stockholders	Citizenship	No. of Shares Held	Percentage to Total Outstanding
The Philippine Fund Limited	Bermuda	39,249,343	44.95%
Zatrio PTE Ltd	Singaporean	24,280,450	27.81%
Grand Plaza Hotel Corporation - Treasury stocks	Filipino	13,942,063	15.97%
PCD Nominee Corporation (Filipino)	Filipino	9,267,339	10.61%
Alexander Sy Wong	Filipino	47,256	0.05%
Yam Kum Cheong	Filipino	7,000	0.01%
Pam Poh Choo	Filipino	7,000	0.01%
Phoon Lin Mui	Filipino	7,000	0.01%
Yam Kit Seng	Filipino	7,000	0.01%
Lucas M. Nunag	Filipino	4,800	0.01%
Natividad Kwan	Filipino	4,320	0.00%
Le Ying Tan-Lao	Filipino	3,610	0.00%
Yam Kit Sung	Filipino	2,999	0.00%
Peter Kan	Singaporean	2,650	0.00%
Romeo L. Salonga	Filipino	2,400	0.00%
Christopher Lim	Filipino	2,332	0.00%
Norberto R. Ong	Filipino	2,000	0.00%
Robert Uy	Filipino	2,000	0.00%
Estrella M. Dela Cruz	Filipino	1,900	0.00%
James Jao & / Or Henry Jao	Filipino	1,687	0.00%
		86,845,149	99.46%

GRAND PLAZA HOTEL CORPORATION

SUPPLEMENTARY DATA - NUMBER OF SHARES HELD BY DIRECTORS/OFFICERS

December 31, 2006

Names	Position	No. of Shares Held
Natividad B. Kwan	Corporate Secretary and Compliance Officer	4,320
Yam Kit Sung	General Manager	2,999
Eddie Yeo Ban Heng	Director / General Manager	1
		7,320

Grand Plaza Hotel Corporation

Aging Report As At 31 December 2006

Customer Type	0 to 8 days	9 to 30 days	31 to 60 days	61 to 90 days	91 to 120 days	Over 120 days	Total	%
Airlines	68,113	109,844	49,176	-	17,543	-	244,676	0.81%
Credit card	2,265,008	-	-	-	-	-	2,265,008	7.50%
PAGCOR	2,725,756	5,055,687	21,418	-	-	-	7,802,861	25.83%
Individual - local	-	-	-	-	-	267,270	267,270	0.88%
Company - local	252,326	7,891,639	3,516,660	1,357,046	200,086	20,564	13,238,321	43.82%
Overpayment	(60,872)	(279,898)	(70,059)	(129,591)	(27,554)	(406,600)	(974,574)	-3.23%
Permanent accounts	57,035	40,368	10,690	147	800	3,867	112,907	0.37%
Employee charges	-	-	-	-	-	-	-	0.00%
Travel Agent - Local	768,648	1,568,809	95,706	41,746	-	-	2,474,909	8.19%
Temporary credit	64,403	2,160,078	149,744	42,186	-	-	2,416,411	8.00%
Travel Agent - Foreign	727,735	988,560	461,502	83,342	102,715	-	2,363,854	7.82%
TOTAL	**6,868,151**	**17,535,087**	**4,234,837**	**1,394,876**	**293,590**	**(114,899)**	**30,211,642**	**100.00%**
(%)	22.73%	58.04%	14.02%	4.62%	0.97%	-0.38%	100.00%	

END